Use these links to rapidly review the document

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on November 10, 2014

Registration No. 333-199488

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Peak Resorts, Inc.
(Exact name of registrant as specified in its charter)

Missouri (State or other jurisdiction of incorporation or organization)	7990 (Primary Standard Industrial Classification Code Number)	43-1793922 (IRS Employer Identification No.)

17409 Hidden Valley Drive
Wildwood, Missouri 63025
(636) 938-7474
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Timothy D. Boyd
17409 Hidden Valley Drive
Wildwood, Missouri 63025
(636) 549-0060
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
David W. Braswell Armstrong Teasdale LLP 7700 Forsyth Boulevard, Suite 1800 St. Louis, Missouri 63105 (314) 552-6631	Carmelo M. Gordian Ted A. Gilman Michelle D. Kwan Andrews Kurth LLP 111 Congress Avenue, Suite 1700 Austin, Texas 78701 (512) 320-9290

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.

         If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated November 10, 2014

PRELIMINARY PROSPECTUS

10,000,000 Shares

Peak Resorts, Inc.

Common Stock

        This is the initial public offering of our common stock. We are offering 10,000,000 shares of our common stock. No public market currently exists for our common stock. We currently expect the initial public offering price to be between $9.00 and $11.00 per share. We have applied to list our common stock on the NASDAQ Global Market ("NASDAQ") under the symbol "SKIS". There is no assurance that this application will be approved.

        Investing in our common stock involves risk. See "Risk Factors" beginning on page 19 to read about risks you should consider before buying our common stock.

        Neither the Securities and Exchange Commission (the "SEC"), any state securities commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this registration statement. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$

Underwriting discount and commissions	$	$

Proceeds, before expenses, to us	$	$

        The underwriters have an option exercisable within 45 days from the date of this Prospectus to purchase up to 1,500,000 additional shares of common stock from us at the initial public offering price, less the underwriting discount and commissions to cover over-allotments of shares. The shares of common stock issuable upon exercise of the underwriters' over-allotment option have been registered under the registration statement of which this Prospectus forms a part.

        The underwriters expect to deliver the common stock against payment in U.S. dollars in New York, New York on or about    •    , 2014.

FBR	Stifel	Baird

Janney Montgomery Scott	Oppenheimer & Co.

Prospectus dated                        , 2014

        No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Prospectus. You must not rely on any unauthorized information or representations. This Prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this Prospectus is current only as of its date.

        For investors outside the U.S.: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the U.S. Persons outside the U.S. who come into possession of this Prospectus must inform themselves of, and observe, any restrictions relating to the offering of the shares of our common stock and the distribution of this Prospectus outside the U.S.

 Dealer Prospectus Delivery Obligation

        Through and including                        , 2014 (the 25th day after the date of this Prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a Prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Trademarks, Trade Names and Service Marks

        Wildcat Mountain Ski AreaSM, Mount Snow®, Boston Mills Ski ResortSM, Hidden ValleySM, Crotched Mountain Ski AreaSM and Alpine Valley are trademarks, service marks and trade names owned by certain

i

subsidiaries of Peak Resorts, Inc. All other brand names, trademarks, trade names and service marks referred to in this Prospectus are the property of their respective owners.

 Industry and Market Data

        Market data and certain industry forecasts used herein were obtained from internal surveys, market research, publicly available information and industry publications. For purposes of comparing market data with Company performance, the term EBITDA is calculated as net income before interest, depreciation and amortization. While we believe that the market research, publicly available information and industry publications we use are reliable, we have not independently verified market and industry data from third-party sources. Moreover, while we believe our internal surveys are reliable, they have not been verified by any independent source.

ii

 PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this Prospectus. Because this is only a summary, it does not contain all of the information that you should consider in making your investment decision. For a more complete understanding of us and this offering, you should read and consider the entire Prospectus, including the information set forth under "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes thereto before deciding whether to invest in our common stock.

        Except as otherwise required by the context, references to "Company," "Peak," "we," "us" and "our" are to Peak Resorts, Inc. and its subsidiaries. The historical financial statements and financial data included in this Prospectus are those of Peak Resorts, Inc. and its consolidated subsidiaries. Unless otherwise indicated, we have derived industry data from publicly available sources that we believe are reliable.

Our Company

        We are a leading owner and operator of high-quality, individually branded ski resorts in the U.S. We currently operate 13 ski resorts primarily located in the Northeast and Midwest, 12 of which we own. The majority of our resorts are located within 100 miles of major metropolitan markets, including New York City, Boston, Philadelphia, Cleveland and St. Louis, enabling day and overnight drive accessibility. Our resorts are comprised of nearly 1,650 acres of skiable terrain that appeal to a wide range of ages and abilities. We offer a breadth of activities, services and amenities, including skiing, snowboarding, terrain parks, tubing, dining, lodging, equipment rentals and sales, ski and snowboard instruction and mountain biking and other summer activities. We believe that both the day and overnight drive segments of the ski industry are appealing given their stable revenue base, high margins and attractive risk-adjusted returns. We have successfully acquired and integrated ten ski resorts since our incorporation in 1997, and we expect to continue executing this strategy.

        We have built an award-winning portfolio of individually branded entertainment properties, most of which are recognized as leading ski resorts in their respective markets. Our devotion to maintaining high quality standards across our portfolio through strategic investments and upgrades has created a loyal customer base that contributes to a significant number of repeat visits at each of our resorts. In particular, our investment over the last decade in the latest high-efficiency snowmaking equipment has earned us the reputation as an industry leader in snowmaking efficiency, capacity and quality, allowing us to consistently increase skier visits and revenue per skier. Since 2008, we have invested $49.7 million in capital expenditures and growth initiatives. Our strong branding reinforces customer loyalty and serves to attract new visitors through focused marketing campaigns and word of mouth.

        Combined, our ski resorts generated approximately 1.8 million visits in the 2013/2014 ski season, an increase of 4% from the prior ski season, which we believe puts us among the top U.S. ski resort operators in terms of number of visits during these seasons. We increased our revenue by 5.5%, from $99.7 million in fiscal 2013 to $105.2 million in fiscal 2014. As the U.S. economy continues to improve, our resorts are well-positioned to benefit from increased consumer spending on leisure activities, and we expect to continue to increase our lift ticket prices and drive more skier visits to our resorts. We believe we are better positioned to handle downturns in the economy than larger, overnight fly ski resorts because of our greater accessibility and lower overall costs to consumers.

        The U.S. ski industry is highly fragmented, with less than 13% of the 470 ski resorts being owned by companies with four or more ski resorts. We believe that our proven ability to efficiently operate multiple resorts and our track record of successful acquisitions have created our reputation in the marketplace as a preferred buyer. We believe that our extensive experience in acquiring ski resorts and investing in snowmaking, lifts and other skier services, as well as the synergies we create by operating multiple resorts, drives increased revenues and profitability. Our capabilities serve as a competitive advantage in sourcing and executing investment opportunities as sellers will often provide us a "first look" at opportunities outside of a broader marketing process, allowing us to expand both within our existing markets and into new markets.

  Our Resorts

        Our 13 ski resorts are located in geographically diverse areas and appeal to a wide range of visitors. All of our ski resorts employ high-capacity snowmaking capabilities on over 90% of their terrain as well as food and beverage services, equipment rental and retail outlets. All of our properties offer alternative snow activities, such as terrain parks and tubing, in addition to skiing and snowboarding. The diversity of our services and amenities allows us to capture a larger proportion of customer spending as well as ensure product and service quality at our resorts. The following table summarizes key statistics relating to each of our resorts as of September 10, 2014:

														Lifts
			Acres				Trail Type(2)				Ancillary Outlets
		Developed/ Acquired			Vertical Drop (ft.)													Surface/ Rope Tow
Property	State		Total	Skiable		Snow Making(1)	Beg	Int	Adv	Terrain Park(s)	Rental/ Retail	Food/ Beverage	Tubing	Double	Triple	Quad			Conveyor Lifts	Total
Hidden Valley	MO	1982	250	60	310	100%	30%	60%	10%	1	2	1	Yes	1	2	2		2	3	10
Snow Creek	MO	1985	460	40	300	100%	30%	60%	10%	1	2	1	Yes	1	2	—		2	1	6
Paoli Peaks	IN	1997	65	65	300	100%	25%	55%	20%	1	2	1	Yes	1	3	1		1	2	8
Mad River	OH	2001	324	60	300	100%	34%	36%	30%	4	2	1	Yes	3	2	1		3	3	12
Boston Mills	OH	2002	100	40	264	100%	30%	45%	25%	4	2	2	No	2	4	—		2	—	8
Brandywine	OH	2002	102	48	264	100%	30%	45%	25%	2	2	1	Yes	—	3	2		3	2	10
Crotched Mountain	NH	2003	251	105	1,000	100%	26%	50%	24%	2	2	2	No	1	1	2		—	1	5
Jack Frost(3)	PA	2005	201	80	600	100%	25%	40%	35%	1	2	2	Yes	6	2	1		2	1	12
Big Boulder(3)	PA	2005	107	65	475	100%	30%	40%	30%	5	2	2	Yes	5	2	—		2	2	11
Attitash	NH	2007	1,134	307	1,750	90%	27%	46%	27%	2	3	5	Yes	3	3	3		1	1	11
Mount Snow	VT	2007	588	490	1,700	80%	15%	70%	15%	10	9	14	Yes	4	6	5	(4)	1	4	20
Wildcat Mountain	NH	2010	225	225	2,112	90%	25%	45%	30%	1	2	2	No	—	3	1		—	1	5
Alpine Valley	OH	2012	135	54	260	100%	35%	50%	15%	1	1	1	Yes	1	2	1		2	1	7

Total/Weighted Avg			3,942	1,639	9,635	91%	24%	54%	22%	35	33	35		28	35	19		21	22	125

(revenues and visits in thousands)

	FY 2014
Property	Revenues	% Revenues	Visits
Hidden Valley	$4,072	3.9%	97.8
Snow Creek	3,072	2.9%	73.7
Paoli Peaks	3,661	3.5%	78.0
Mad River	7,831	7.4%	180.0
Boston Mills	4,505	4.3%	117.5
Brandywine	4,808	4.6%	132.1
Crotched Mountain	4,398	4.2%	94.6
Jack Frost	6,570	6.2%	134.1
Big Boulder	5,967	5.7%	102.2
Attitash(5)	14,353	13.6%	172.3
Mount Snow(5)	41,350	39.3%	468.9
Wildcat Mountain	3,322	3.2%	64.4
Alpine Valley	1,297	1.2%	36.0

Total	$105,205	100.0%	1,751.5

(1)
Represents the approximate percentage of skiable terrain covered by our snowmaking capabilities; total represents average of snowmaking coverage weighted by the respective properties' skiable acres.

(2)
Total figure represents the average weighted by skiable acres.

(3)
We purchased the Jack Frost and Big Boulder ski resorts in December 2011. Prior to that time, we operated these resorts pursuant to leases since 2005.

(4)
Quad count includes one six-pack lift.

(5)
Includes lodging revenue.

Hidden Valley opened for business in 1982 as the first ski resort operated by our founder. In 2012, we opened West Mountain, which expanded our skiable acreage by approximately 40%. Hidden Valley is located within the St. Louis MSA and is the only ski resort within a 250 mile radius. Hidden Valley attracts skiers from as far away as Memphis, Tennessee and Jackson, Mississippi. The ski resort has 77 snowmaking machines to ensure snow quality throughout the season with a capacity of up to 5,000 gallons of water per minute, or 12 inches of machine-made snow in a 24-hour period.

  •
  Location: Wildwood, MO

  •
  Population Base: 3.9 million

  •
  Total Lifts: 10

  •
  Skiable Acreage: 60

Snow Creek began operation in 1985 and is located 34 miles north of Kansas City. Snow Creek is the only ski resort in the Kansas City region, and the next closest ski resort is Hidden Valley in St. Louis. The ski resort also has 60 snowmaking machines to ensure snow quality throughout the season with a capacity of up to 3,000 gallons of water per minute, or 12 inches of machine-made snow in a 24-hour period.

  •
  Location: Weston, MO

  •
  Population Base: 2.9 million

  •
  Total Lifts: 6

  •
  Skiable Acreage: 40

Paoli Peaks has been in operation since 1978 and has contributed several revolutionary concepts to the industry. Paoli Peaks has been recognized as the first resort to utilize snowmaking machines located on towers as well as introducing midnight skiing, an event that has become popular throughout the ski industry. Paoli Peaks' snowmaking machines can produce 12 inches of machine-made snow in a 24-hour period.

  •
  Location: Paoli, IN

  •
  Population Base: 3.0 million

  •
  Total Lifts: 8

  •
  Skiable Acreage: 65

Mad River Mountain will mark its 53rd season of operation in 2014/2015 ski season. In addition to the most expansive skiable terrain in Ohio, Mad River Mountain is home to the state's largest snowmaking system. Mad River's snowmaking system is comprised of 133 fan guns that have the ability to pump over 7,000 gallons of water per minute and cover 100% of our terrain in as little as 72 hours. The resort has four terrain parks, including Capital Park, which was voted the Midwest's best terrain park by OnTheSnow website in 2013. Over the years, the facility has grown from a small commuter resort into the 324-acre winter playground that it is today.

  •
  Location: Zanesfield, OH

  •
  Population Base: 2.8 million

  •
  Total Lifts: 12

  •
  Skiable Acreage: 60

Boston Mills and Brandywine Ski Resorts are a pair of sister ski resorts located within the Cleveland MSA and Cuyahoga Valley Park. The two locations were developed independently in the 1960's, beginning with Boston Mills in 1963. Brandywine Resort was purchased by the previous owners of Boston Mills in 1990, forming the dual-resort complex that it is today. Boston Mills and Brandywine are conveniently located approximately three miles apart and combined have over 18,000 season pass holders. All three of our Northeast Ohio ski resorts—Alpine Valley, Boston Mills and Brandywine—are operated collectively, which provides us with revenue and cost synergies.

  •
  Location: Sagamore Hills, OH

  •
  Population Base: 7.1 million

  •
  Total Lifts: 18

  •
  Skiable Acreage: 88

Crotched Mountain Ski & Ride is located approximately 70 miles from the Boston MSA. We acquired Crotched Mountain in 2003 and reopened the ski resort during the 2003/2004 ski season, its first year of operation after a 13-year closure. Upon acquisition, we invested significant capital to increase snowmaking capabilities, add new lifts and build new skier services facilities. In the 2013/2014 ski season, we achieved 94,600 skier visits and $4.4 million in revenues. Crotched Mountain's snowmaking system claims the highest snow production capacity of any ski resort in New England. In the summer of 2012, we installed "The Rocket" at Crotched Mountain, which is Southern New Hampshire's only high-speed detachable quad chairlift. Crotched Mountain is also the only resort within New England that offers midnight skiing.

  •
  Location: Bennington, NH

  •
  Population Base: 10.5 million

  •
  Total Lifts: 5

  •
  Skiable Acreage: 105

Jack Frost Mountain and Big Boulder Ski Resorts are located in the Pocono Mountains of Pennsylvania near the Philadelphia and New York City MSAs. Jack Frost and Big Boulder are conveniently located five miles apart and are operated collectively, which provides us with revenue and cost synergies. Big Boulder first opened in 1949 and was the first commercial ski resort in Pennsylvania. Both resorts are known for their powerful snowmaking systems, and Big Boulder has been the first ski resort in Pennsylvania to open during each of the last eight years. Big Boulder Ski Resort devotes 50% of its acreage to freestyle terrain parks and it was ranked in the "Top 5 Parks in the East" by Transworld Snowboarding Magazine in 2009, 2010 and 2011.

  •
  Location: Blakeslee, PA

  •
  Population Base: 27.3 million

  •
  Total Lifts: 23

  •
  Skiable Acreage: 145

Attitash Mountain Resort is located within close proximity of Mt. Washington and approximately 150 miles from the Boston MSA. Attitash was ranked among the East's top ten ski resorts for snow, grooming, weather, dining, après ski, off-hill activities and family programs by readers of SKI Magazine in 2010. Attitash Mountain Resort is a vacation destination for all seasons, offering a variety of summer attractions such as North America's longest Alpine Slide, the Nor'Easter Mountain Coaster and New England's longest zip line of 5,000 feet. Attitash features a 143-room Grand Summit Hotel, providing some of the only ski-in/ski-out accommodations in the area.

  •
  Location: Bartlett, NH

  •
  Population Base: 13.9 million

  •
  Total Lifts: 11

  •
  Skiable Acreage: 307

Mount Snow, a two-time host of the Winter X Games, is located in the Green Mountains of southern Vermont and is the state's closest major resort to the Northeast's largest metropolitan areas, making for a short drive to big mountain skiing. Mount Snow is approximately 200 miles from New York City, 130 miles from Boston, 65 miles from Albany and 100 miles from Hartford. Founded in 1954 by National Ski & Snowboard Hall of Fame member Walter Schoenknecht, Mount Snow quickly became one of the most recognizable ski resorts in the world. We have invested more than $20.0 million in capital enhancements since acquiring Mount Snow in the spring of 2007. The primary elements of those enhancements are the installation of more than 250 high output fan guns, the most of any resort in North America, giving Mount Snow one of the most powerful and efficient snowmaking systems in the industry, and the $8.7 million Bluebird Express, which is North America's only six passenger bubble lift. Transworld Snowboarding Magazine ranked Carinthia the "#1 Terrain Park in the East" for the 2013/2014 ski season and a "Top 5 Park in the East" for each of the last five years. This all-freestyle terrain mountain face is home to ten different terrain parks, ranging from beginner features in Grommet to expert features in Inferno, as well as a 450-foot long super pipe with 18 foot walls. Mount Snow features a 196-room Grand Summit Hotel, providing some of the only ski-in/ski-out accommodations in the area.

  •
  Location: West Dover, VT

  •
  Population Base: 27.4 million

  •
  Total Lifts: 20

  •
  Skiable Acreage: 490

Wildcat Mountain Ski Resort is located in the White Mountains in the Mt. Washington region just 16 miles from its sister resort, Attitash Mountain. The summit elevation is 4,002 feet, and the base area elevation is 1,950 feet, which gives Wildcat a vertical drop of 2,112 feet. Wildcat is one of the best-known alpine skiing resorts in New England due to its scenic views of Mt. Washington. It also contains the longest ski trail in New Hampshire and is home to one of the oldest ski-racing trails in the U.S. The original "Wildcat" trail was cut in 1933 by the Civilian Conservation Corps and celebrated its 80th anniversary as a ski trail in 2013. Wildcat was the first ski resort to have a gondola lift in the U.S., which opened on January 25, 1958. The resort hosted the U.S. downhill skiing championship in 1984, 1992, 1995 and 2007. Wildcat has garnered a reputation for strong spring skiing as it has had the latest closing date of any lift-serviced ski resort in New Hampshire for the past eight seasons.

  •
  Location: Jackson, NH

  •
  Population Base: 13.9 million

  •
  Total Lifts: 5

  •
  Skiable Acreage: 225

One of Northeast Ohio's oldest public ski resort, Alpine Valley has been in operation since 1965 and is the most recent resort to join our portfolio after our acquisition in 2012. It is located in Ohio's snow belt, allowing it to receive the most natural snowfall out of all of Ohio's ski resorts. All three of our Northeast Ohio ski resorts—Alpine Valley, Boston Mills and Brandywine—are operated collectively, which provides us with revenue and cost synergies. Alpine Valley is 31 miles northeast of Boston Mills/Brandywine Resorts and is located near the Cleveland MSA. In the summer of 2013, we installed two additional chairlifts, two additional tubing handle tows and a new beginner surface lift. Alpine Valley also boasts a newly-installed, state-of-the-art snowmaking system equipped with 30 new tower and portable fan guns along with a new pump house and maintenance facility. The improvements and upgrades to Alpine Valley constituted a total capital investment of over $2.5 million.

  •
  Location: Chesterland, OH

  •
  Population Base: 7.1 million

  •
  Total Lifts: 7

  •
  Skiable Acreage: 54

  Competitive Strengths

        We believe our strengths are as follows:

  •
  We own a high-quality branded portfolio.  We own 12 and operate 13 high-quality ski resorts, each of which is individually branded and recognized to be a leading ski resort in its respective regional market. Our devotion to maintaining high quality standards through strategic investments and upgrades has created a loyal customer base at each of our resorts. Our strong branding reinforces customer loyalty and serves to attract new guests through focused marketing campaigns and word of mouth.

  •
  We have a history of investing in targeted capital projects to increase profitability.  We are continuously evaluating our property-level performance and are committed to increasing our profitability. Many ski resort operators are unwilling to invest in improvements due to capital constraints and the perceived risk of such investments. Since 2008, we have invested $49.7 million throughout our portfolio in an effort to improve the profitability of our ski resorts through energy-efficient snowmaking machinery, high-speed/high-capacity lifts and additional features such as terrain parks and various other infrastructure investments. The costs of these improvements are significantly outweighed by the benefits realized, which include higher quality and less costly snow, shorter lift lines, terrain expansion and customer appreciation. We have found that the ability to transport customers up the mountain on high-speed chairlifts and to reduce lift lines not only attracts skiers and promotes a better skiing experience but also leads to higher restaurant and retail sales and increased customer satisfaction.

  •
  We are an experienced and successful acquirer and integrator.  We have grown our Company significantly since inception by acquiring strategically located ski resorts with the potential for increased revenue growth and margin expansion. We have successfully acquired and integrated ten ski resorts since 1997. We adhere to a disciplined acquisition strategy by pursuing opportunities at attractive acquisition prices that can create additional value through operational improvements and efficiencies. After acquiring a ski resort, we implement a strategic repositioning program designed during the underwriting process and integrate the resort into our portfolio. We believe that our track record for acquiring and integrating ski resorts makes us an industry leader and gives us a competitive advantage over other buyers. Our ski resorts have, on average, achieved compound annual EBITDA growth of 34.4% within two years of our ownership or operation.

  •
  Our experienced senior management team is dedicated to providing a reliable and enjoyable ski experience.  Our three senior executives have almost 60 years of combined experience owning, operating and acquiring ski resorts in the U.S. Since 1982, it has been our vision to offer a reliable and enjoyable skiing experience to our customers. As a result of this vision, our management team constantly strives to enhance and improve our snowmaking capabilities to ensure our ski resorts maintain high-quality snow throughout the season. In addition, our management team strives to provide our ski resorts with a full range of amenities to augment our customers' overall skiing experience.

  •
  Overnight drive and day ski resorts experience lower sensitivity to the economy.  We believe our portfolio provides more attractive risk-adjusted returns than overnight fly resorts due to the stability in our visits. Furthermore, we believe that customers are more likely to visit overnight drive and day ski resorts during an economic downturn as compared to other higher cost overnight fly ski resorts, resulting in less sensitivity to downturns in the economy. The revenue per skier visit of our resorts from the 2007/2008 ski season (the first season subsequent to the Mount Snow and Attitash acquisitions) to the 2012/2013 ski season increased at a compounded annual growth rate of 4.3% compared to an increase of 2.8% for the U.S. ski industry for the same period.

  •
  The ski industry possesses high barriers to entry.  A limited number of ski resorts have been developed in the past 30 years. Skiable land is scarce and demanding to develop due to the difficulty in aggregating suitable terrain, obtaining government permitting, resolving accessibility issues and addressing heightened environmental concerns. Operating a ski resort requires a high level of expertise and strict regulatory and environmental compliance. Additionally, many resorts have built significant customer loyalty and brand awareness over multiple generations, which can be difficult for a new entrant to overcome. These factors have contributed to the number of ski resorts decreasing 36%, from 735 in 1984 to 470 in 2014 as smaller, poorly capitalized resorts have been unable to compete effectively. With our large existing portfolio, proven capital investment strategy and strong customer loyalty, we believe our Company is competitively well-positioned.

  •
  Our ski resort portfolio is diverse.  Our portfolio of 13 ski resorts consists of five overnight drive ski resorts and eight day ski resorts located across six states ranging from Missouri to New Hampshire. We believe that our portfolio mix enables us to reach a large customer base seeking high-quality ski resorts within driving distance of major metropolitan areas. Each of our ski resorts is located within reasonable drive times from major metropolitan areas such as New York City, Boston, Philadelphia, Cleveland and St. Louis, which we believe provides us with a consistent repeat customer base and increases our new customer outreach potential. We believe that the size and geographic diversity of our portfolio helps insulate the Company's financial performance against adverse economic and weather conditions.

  •
  We are a proven operator of ski resorts.  We have operated numerous ski resorts since our incorporation in 1997. Due to our extensive operating expertise, we believe we have a profitable and efficient platform that positions us to take advantage of growth initiatives and cost controls. Our revenue growth and EBITDA margins were 22% and 26%, respectively, for fiscal 2013, whereas the industry experienced revenue growth of 13% and EBITDA margins of 16% over the same time period.

  •
  Alignment of interests between management and new stockholders.  Subsequent to this transaction, our management team will own approximately 16.1% of our outstanding shares. We believe that this substantial ownership position aligns the interest of our operating team with that of our new stockholders.

  Growth Strategies

  •
  Increase visits.  We have invested significant capital in our snowmaking capabilities, terrain parks, year-round activities and skier facilities as an important component in increasing visits and revenue per skier visit, as well as developing and maintaining our brand and market reputation. Our continuous investment in the latest high-efficiency snowmaking equipment across our resorts provides our guests with consistent and high-quality skiing surfaces as well as a longer skiable season. By maintaining high-quality snow conditions across a longer ski season, we are able to drive repeat visits among our current clients and attract new clients from other resorts. Over the last decade, we have met the demand for quality terrain parks in the Northeast and Midwest with terrain park developments that include award-winning parks such as Carinthia Park at Mount Snow, Big Boulder Park at Big Boulder and Capital Park at Mad River. Our terrain parks are located where few substitutes exist, creating strong loyalty amongst our guests and driving increased skier visits. We intend to continue diversifying our winter activities to include additional terrain parks and tubing hills and adding summer activities such as mountain biking, zip lines and horseback riding.

  •
  Drive revenue per skier visit.  We believe that several of our resorts are considered to be premier ski resorts in their respective metropolitan areas, providing us with enhanced pricing power. We increased our season pass price and rack rates for the 2013/14 season over those in effect for the 2012/13 season. We were able to increase our revenue 5.5% from $99.7 million in fiscal 2013 to $105.2 million in fiscal 2014. We anticipate our previous and planned investments in snowmaking and facilities will allow us to continue to raise our quality level and prices for lift tickets, lodging, food and beverage, equipment rentals and other activities at our resorts.

  •
  Improve operating efficiency through technology and scale.  We continue to focus on driving operational synergies and margin expansion via investment in technology and increasing economies of scale. Through continued investment in energy-efficient snowmaking machines, we have decreased our energy costs while creating a superior skiing experience for our guests. For example, we are currently under contract to purchase 645 new high-efficiency snowmaking machines to be deployed at Mount Snow through a partnership with Efficiency Vermont, which will fund 75% of the acquisition cost. We expect to achieve payback of our entire investment within one year. As an operator of 13 ski resorts, we benefit from our scale of procurement, insurance and technology. As we continue to invest in technology and grow through acquisitions, we expect to realize further efficiencies and economies of scale, driving higher margins than many of our competitors.

  •
  Monetize developable real estate.  We own developable land at Mount Snow that is entitled for up to 900 residential units, including ski-in and ski-out condos, and 200,000 square feet of resort amenities, including restaurants, ski rental and retail shops, guest services and other functions. Given recent improvements in the second home and vacation home markets, we believe that we can generate significant profits from the further development of the Mount Snow land. In addition to sales of residential units, we believe that the mixed-use property development, including updated skier services, additional amenities and added occupancy capability, will create a significant opportunity for us to maximize Mount Snow's operational profitability. We are currently in the process of raising up to $52.0 million of debt capital under an EB-5 program to capitalize the first stage of development, including a new lodge, snowmaking infrastructure, including a new water reservoir, and related skier services. We intend to commence development of these projects in the second half of calendar year 2015. Additionally, we own developable land at Attitash. While we do not have imminent plans to develop the Attitash real estate, we could benefit from the sale or development of that land at some point in the future.

  •
  Pursue strategic acquisitions.  As an operator of 13 ski resorts benefiting from economies of scale and investment in technology, we believe we can generate substantial revenue and cost synergies through strategic acquisitions. The U.S. ski industry, consisting of 470 resorts, is highly fragmented with less than 13% of ski resorts being owned by companies with four or more ski resorts. We estimate that there are approximately 250 day ski and 180 overnight drive ski resorts in the U.S. providing us with numerous acquisition opportunities. We believe that our proven ability to efficiently operate multiple resorts as well as our track record of successful acquisitions have established our reputation in the marketplace as a preferred buyer and will provide us the opportunity to acquire additional complementary ski resorts at attractive valuations. Our targeted acquisition strategy is to identify and purchase ski resorts where we can introduce many of the initiatives currently in place at our existing resorts, such as superior quality and efficiency snowmaking, high-speed detachable chair lifts and upgraded skier service and hospitality facilities, in order to drive increased skier visits, price increases and enhanced profitability.

Ski Industry

        The U.S. ski industry was estimated to total approximately 56.5 million skier visits in the 2013/2014 ski season. The National Ski Areas Association Kottke National End of Season Survey reported that there were 470 ski resorts operating during the 2013/2014 ski season in the U.S. Given the consistency and strength of annual skier visits over the last 30 years as well as the state of the recovering economy, we believe that skier participation will remain strong in the coming years.

        The ski industry divides ski resorts into three distinct categories: overnight fly, overnight drive and day ski resorts. Overnight fly ski resorts are defined as ski resorts which primarily serve skiers who fly or drive considerable distances and stay for multiple nights. These resorts depend, in large part, on long-distance travel by their visitors and on the development of adjacent real estate for housing, hospitality and retail uses. Overnight drive ski resorts are ski resorts which primarily serve skiers from the regional drive market who stay overnight. Day ski resorts are typically located within 50 miles of a major MSA and do not generally offer dedicated lodging.

        Day and overnight drive ski resorts tend to be smaller in size and are usually located near metropolitan areas. As an owner and operator of primarily day and overnight drive ski resorts, we focus on selling lift tickets, renting ski equipment, selling ski lessons, offering food and beverage services and catering to the targeted local market. We target skiers of all levels from beginners who are skiing for the first time to intermediate and advanced skiers who are honing their skills.

        An important statistic used to gauge the performance of companies operating within the ski industry is revenue per skier visit. The revenue per skier visit of our resorts for the 2007/2008 ski season (the first season subsequent to the Mount Snow and Attitash acquisitions) to the 2012/2013 ski season increased at a compounded annual growth rate of 4.3% compared to an increase of 2.8% for the U.S. ski industry for the same period. Revenue per skier visit is calculated as total resort revenue divided by skier visits.

        The ski industry statistics stated in the foregoing sections have been derived from data published by the Kottke National End of Season Survey 2013/2014 and other industry publications, including those of the National Ski Areas Association.

Recent Developments

        On November 10, 2014, the Company and certain of its subsidiaries entered into a Restructure Agreement with certain affiliates of the Company's primary lender, EPR Properties ("EPR"), providing for the prepayment of certain formerly non-prepayable notes in the event that the Company's net proceeds from this offering exceed approximately $44.9 million plus closing and transaction costs (such transaction hereinafter referred to as the "Debt Restructure").

        The Debt Restructure allows the Company to pre-pay up to approximately $76.2 million in debt secured by the Crotched Mountain, Attitash, Paoli Peaks, Hidden Valley and Snow Creek properties and to retire one of the notes associated with the future development of Mount Snow, with the closing of such transaction to occur three business days following closing of the offering and to be contingent upon the Company's receipt of net proceeds from this offering sufficient to pre-pay the Mount Snow Development Debt of approximately $42.9 million, a Defeasance Fee not to exceed $5 million (which amount adjusts based on the actual amount of the prepayment but which will in no event be less than $2 million), and certain closing and transaction costs. In the event that the net proceeds exceed the sum of such amounts, various notes and mortgages will be paid down in the following order: Crotched Mountain, Attitash, Snow Creek, Paoli Peaks and Hidden Valley.

        In exchange for such prepayment right, the Debt Restructure provides that EPR shall be granted a purchase option on the Boston Mills, Brandywine, Jack Frost, Big Boulder and Alpine Valley properties, which will be exercisable as to any one or more of such properties on the maturity date of the notes and mortgages for such properties by the delivery of written notice by EPR to the Company at least one (1) year prior to such maturity date and upon payment of a purchase price for each such property calculated by multiplying the previous fiscal year's EBITDAR (defined as earnings before interest, taxes, debt service and rent) applicable to such property by fifty percent (50%) and dividing the product by the applicable initial interest rate payable under the note associated with such property, with a minimum purchase price of not less than the outstanding balance of the applicable loan on the closing date. Upon the closing of the sale under the option, EPR will enter into an agreement with the Company or one of its subsidiaries for the lease of each such acquired property for an initial term of 20 years, plus options to extend the lease for two additional periods of 10 years each. All current option agreements between the Company and/or its subsidiaries and EPR shall be terminated at the time of the closing of the Debt Restructure. In addition, the Company has agreed to extend the maturity dates on all non-prepayable notes and mortgages secured by the Mount Snow, Boston Mills, Brandywine, Jack Frost, Big Boulder and Alpine Valley properties remaining after the closing of this offering by seven years to a period of 20 years from the date of the closing of the transactions contemplated by the Debt Restructure and to extend the lease for the Mad River property, previously terminating in 2026, until December 31, 2034.

        In addition, the Debt Restructure provides for a right of first refusal on the part of EPR to provide all or a portion of the financing associated with any purchase, ground lease, sale/leaseback, management or financing transaction contemplated by the Company or any of its subsidiaries with respect to any new or existing ski resort property for a period of seven years after the closing of the transactions contemplated by the Debt Restructure. Proposed financings from certain types of institutional lenders providing a loan to value ratio of less than 60% (as relates to the applicable property being financed) are excluded from the right of first refusal. An additional right of first refusal will be granted to EPR with respect to any sale or transfer of Attitash.

        The Restructure Agreement also contemplates that the Company and certain of its subsidiaries will enter into a Master Credit and Security Agreement ("Master Credit Agreement") with EPR containing additional terms and conditions governing the restructured loans, including restrictions on certain transactions including mergers, acquisitions, leases, asset sales, loans to third parties, and the incurrence of additional debt and liens. Financial covenants set forth in the Master Credit Agreement consist of a maximum Leverage Ratio (as defined in the Master Credit Agreement) of 65%, above which the Company and certain of its subsidiaries are prohibited from incurring additional indebtedness, and a Consolidated Fixed Charge Coverage Ratio (as defined in the Master Credit Agreement) covenant, which (a) requires the Company to increase the balance of its debt service reserve account if the Company's Consolidated Fixed Charge Coverage Ratio falls below 1.50:1.00, and (b) prohibits the Company from paying dividends if the ratio is below 1.25:1.00. The payment of dividends is also prohibited during default situations. The Master Credit Agreement also provides for additional interest payments under certain circumstances. Specifically, if the gross receipts of the properties securing the loans during any fiscal year exceed an amount determined by dividing the amount of interest otherwise due during that period by 10%, and additional interest payment equal to 10% of such excess is required.

        At the closing of the transactions contemplated by the Debt Restructure, the personal guarantees of Messrs. Boyd, Mueller and Deutsch with respect to all obligations of the Company to EPR will be released, and all obligations of the Company to EPR will be guaranteed by certain of the Company's subsidiaries.

Risk Factors

        Before you invest in our common stock, you should be aware that there are various risks related to, among other things:

  •
  weather, including climate change;

  •
  seasonality;

  •
  competition with other indoor and outdoor winter leisure activities and ski resorts;

  •
  the leases and permits for property underlying certain of our ski resorts;

  •
  ability to integrate new acquisitions;

  •
  environmental laws and regulations;

  •
  our dependence on key personnel;

  •
  the security of our guest information;

  •
  funds for capital expenditures, including funds raised under the EB-5 program;

  •
  the effect of declining revenues on margins;

  •
  the future development and continued success of our Mount Snow ski resort;

  •
  our reliance on information technology;

  •
  our current dependence on a single lender and the lender's option to purchase certain of our ski resorts;

  •
  our dependence on a seasonal workforce; and

  •
  the securities markets.

        For more information about these and other risks, please read the section titled "Risk Factors." You should carefully consider these risk factors together with all of the other information in this Prospectus.

Corporate History and Additional Information

        Peak Resorts, Inc. was incorporated in Missouri on September 24, 1997 as a holding company to own or lease and operate day ski and overnight drive ski resorts through its wholly owned subsidiaries. Throughout the history of the Company, including the development of the Hidden Valley and Snow Creek ski resorts before the incorporation of Peak Resorts, Inc., the Company has acquired or developed a total of 13 ski resorts.

        Our principal executive offices are located at 17409 Hidden Valley Drive, Wildwood, Missouri 63025, telephone (636) 938-7474. We maintain a website at www.peakresorts.com. We will make available on our website, free of charge, the Company's future annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K as soon as practicable after we file these reports with the SEC. The information contained on our website or that can be accessed through our website neither constitutes part of this Prospectus nor is incorporated by reference herein.

Emerging Growth Company Status

        We are an "emerging growth company," as defined in Section 2(a)(19) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We have not made a decision whether to take advantage of any or all of these exemptions.

        In addition, Section 107 of the JOBS Act also provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, and delay compliance with new or revised accounting standards until those standards are applicable to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

        Although we are still evaluating our options under the JOBS Act, we may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an "emerging growth company" and thus the level of information we provide may be different than that of other public companies. If we do take advantage of any of these exemptions, some investors may find our securities less attractive, which could result in a less active trading market for our common stock, and our stock price may be more volatile.

        We could be an emerging growth company until the last day of the first fiscal year following the fifth anniversary of our first common equity offering, although circumstances could cause us to lose that status earlier if our annual revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt in any three-year period or if we become a "large accelerated filer" as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Summary of the Offering

Common stock offered by us	10,000,000 shares (or 11,500,000 shares if the underwriters exercise their over-allotment option in full). We are not registering any shares of common stock held by our stockholders.
Common stock to be outstanding after the offering	13,982,400 shares (or 15,482,400 shares if the underwriters exercise their over-allotment option in full).
Proposed trading symbol on NASDAQ Global Market	"SKIS"
Use of proceeds

We estimate that we will receive net proceeds of approximately $91.6 million from our offering of our common stock, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, assuming the shares are offered at $10.00 per share, which is the midpoint of the estimated offering price range shown on the front cover page of this Prospectus. We will use the net proceeds from this offering as follows: approximately $42.9 million to repay a portion of the outstanding balance due under a promissory note in favor of our lender for the redevelopment of our Mount Snow ski area; approximately $12.5 million to repay a portion of the outstanding balance under a promissory note in favor of our lender for the acquisition of our Attitash ski area; approximately $11.4 million to repay a portion of the outstanding balance under a promissory note in favor of our lender made principally to pay outstanding debt secured by Crotched Mountain, of which approximately $0.4 million will be used to acquire the portion of the land underlying Crotched Mountain that we lease; approximately $9.5 million to repay a portion of the outstanding debt due pursuant to the Amended and Restated Credit and Security Agreement with our lender; and up to $5.0 million to pay a defeasance fee to our lender in connection with the prepayment of this debt. We intend to use the remaining proceeds for working capital and general corporate purposes, including future acquisitions. See "Use of Proceeds" for additional details.

Dividend policy

We intend to pay quarterly cash dividends on our common stock at an initial quarterly rate of $0.1375 per share. We intend to pay the first dividend in February 2015, which will include an amount on a pro-rated basis for the period from the effective date of this offering to January 31, 2015 and, thereafter, to pay dividends on a quarterly basis. There can be no guarantee that we will be able to pay dividends at this rate, or at all, in the future. The declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors and will depend upon many factors, including our actual operating results financial condition, capital requirements, contractual restrictions, restrictions in our debt agreements, including the Master Credit Agreement, and other factors deemed relevant by our board of directors. Distributions treated as dividends that are received by individual holders of our common stock that are United States persons currently will be subject to a reduced maximum income tax rate of 20% if such dividends are treated as "qualified dividend income" for U.S. federal income tax purposes. See "Dividend Policy" for additional details.

Risk factors

Investment in our common stock involves a high degree of risk. You should read and consider the information set forth under the heading "Risk Factors" and all other information included in this Prospectus before deciding to invest in our common stock.

        Except as otherwise indicated, all of the information in this Prospectus:

  •
  gives effect to an assumed 100 for 1 stock split which we intend to effect prior to the consummation of this offering;

  •
  assumes no exercise of the underwriters' option to purchase up to 1,500,000 additional shares of common stock; and

  •
  excludes 559,296 shares eligible for issuance in connection with the Company's equity plan.

Summary Historical Consolidated Financial Data

        The following summary consolidated financial information for each of the years in the five-year period ended April 30, 2014 is primarily based on our audited consolidated financial statements. The audited consolidated financial statements for fiscal 2014 and 2013 are included elsewhere in this Prospectus. The summary consolidated financial information for the three months ended July 31, 2014 and 2013 is based on our unaudited consolidated financial statements. In the opinion of our management, the interim financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial condition, results of operations and cash flows. The results for interim periods set forth below are not indicative of the results to be expected for the full year. The information set forth below should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated historical financial statements and the notes to our consolidated financial statements included elsewhere in this Prospectus.

	Three Months Ended July 31,		Year Ended April 30,
	2014	2013	2014	2013	2012	2011	2010
	(In thousands, except share and ski resorts owned/leased and operated)
Income Statement Information:
Revenues	$5,596	$5,020	$105,205	$99,689	$82,044	$97,586	$89,846
Operating expenses	14,672	13,694	90,204	82,768	78,524	80,817	76,074
(Loss) income from operations	(9,076)	(8,674)	15,001	16,921	3,520	16,769	13,772
Other Balance Sheet Data:
Cash (end of period)	5,996	9,286	13,186	11,971	6,179	16,463	19,508
Restricted cash (end of period)(1)	10,956	7,616	13,063	12,141	11,036	11,271	11,139
Total debt (end of period)(2)	175,727	172,586	175,902	172,322	161,499	144,058	138,621
Other Financial Information (unaudited):
Reported EBITDA(3)	$(6,445)	$(6,347)	$25,366	$25,939	$13,081	$24,822	$21,317
Capital expenditures(4)	3,043	1,718	10,028	14,900	21,817	19,116	6,009
Operating Data (unaudited):
Total visits	N/A	N/A	1,752	1,686	1,346	1,752	1,776
Skier visits	N/A	N/A	1,570	1,521	1,221	1,572	1,606
Ski resorts owned/leased and operated(5)(6)	13	13	13	13	12	12	11

        The following table presents a summary of our balance sheet as of July 31, 2014 on an actual basis and on a pro forma basis to reflect the sale in this offering of 10,000,000 shares of common stock at an assumed initial public offering price of $10.00 per share, which is the midpoint of the range listed on the cover of this Prospectus, and no exercise of the underwriters' over-allotment option, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of July 31, 2014
	Actual	Pro Forma
	(In thousands)
Balance Sheet Information:
Cash	$5,996	$16,424
Restricted cash(1)	10,956	10,956
Total assets	204,360	215,192
Net property and equipment	137,466	137,466
Debt (including current portion)(2)	175,727	99,931
Stockholders' equity	(4,671)	83,907

(1)
As of April 30 of each year, the end of our fiscal year, we are required to include, in restricted cash, interest due on our outstanding debt with EPR and rent under the lease for the Mad River resort for the 10 months following April 30.

(2)
Total debt includes $1.1 million in current obligations and $174.8 million in long-term debt and capital lease obligations. At the time of the closing, the Company intends to reduce long-term debt from $174.8 million to approximately $99.0 million by repaying certain of its outstanding borrowings with a portion of the offering proceeds. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for further discussion.

(3)
We have chosen to specifically include Reported EBITDA (defined as net income before interest, income taxes, depreciation and amortization, gain on sale leaseback, investment income, other income or expense and other non-recurring items) as a measurement of our results of operations because we consider this measurement to be a significant indication of our financial performance and available capital resources. Reported EBITDA is not a measure of financial performance under U.S. generally accepted accounting principles ("GAAP"). We provide a reconciliation of Reported EBITDA to net income, the most directly-comparable GAAP measurement, below.

Management considers Reported EBITDA to be a significant indication of our financial performance and available capital resources. Because of large depreciation and other charges relating to our ski resorts, it is difficult for management to fully and accurately evaluate our financial results and available capital resources using net income. Management believes that by providing investors with Reported EBITDA, investors will have a clearer understanding of our financial performance and cash flow because Reported EBITDA: (i) is widely used in the ski industry to measure a company's operating performance without regard to items excluded from the calculation of such measure, which can vary by company primarily based upon the structure or existence of their financing; (ii) helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the effect of our capital structure and asset base from our operating structure; and (iii) is used by our management for various purposes, including as a measure of performance of our operating entities and as a basis for planning.

Items excluded from Reported EBITDA are significant components in understanding and assessing financial performance or liquidity. Reported EBITDA should not be considered in isolation or as alternative to, or substitute for, net income, net change in cash and cash equivalents or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because Reported EBITDA is not a measurement determined in accordance with GAAP and is susceptible to varying calculations, Reported EBITDA as presented may not be comparable to other similarly titled measures of other companies.

The following table includes a reconciliation of Reported EBITDA to net income (loss) (in thousands):

	Three Months Ended July 31,		Year Ended April 30,
	2014	2013	2014	2013	2012	2011	2010
Net (loss) income	$(8,160)	$(7,880)	$(1,501)	$2,707	$(5,295)	$(4,006)	$2,833
Income tax (benefit) provision	(5,172)	(4,981)	(461)	1,823	(3,462)	10,410	—
Interest expense, net	4,342	4,274	17,307	12,733	11,465	11,338	11,370
Depreciation and amortization	2,306	2,287	9,207	8,902	9,561	8,054	7,545
Investment income	(3)	(4)	(10)	(10)	(23)	(241)	(98)
Gain on sale/leaseback	(83)	(83)	(333)	(333)	(333)	(333)	(333)
Gain on acquisition	—	—	—	—	—	(400)	—
Non-routine legal fees and lawsuit settlement	325	40	1,157	117	—	—	—
Write off of prepaid incremental stock issuance cost	—	—	—	—	1,168	—	—

Reported EBITDA	$(6,445)	$(6,347)	$25,366	$25,939	$13,081	$24,822	$21,317

(4)
Capital expenditures for the year ended April 30, 2011 include the Wildcat Mountain acquisition, which was financed with a seller note. Capital expenditures for the year ended April 30, 2014 exclude land financed for $1.0 million.

(5)
Effective in October 2010, we acquired substantially all of the business of Wildcat Mountain ski resort. We have included Wildcat Mountain's results of operations in our financial statements since the date of acquisition.

(6)
Effective in October 2012, we acquired all of the business of Alpine Valley ski resort. We have included Alpine Valley's results of operations in our financial statements since the date of acquisition.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider and evaluate all of the information in this Prospectus, including the risks and uncertainties described below, which we believe describe the most significant risks of an investment in our common stock, before making a decision to invest in our common stock. The occurrence of any of the following risks and uncertainties could harm our business, financial condition, results of operations or growth prospects. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to the Company

         Our industry is sensitive to weakness in the economy, and we are subject to risks associated with the overall leisure industry.

        Weak economic conditions in the U.S. could have a material adverse effect on our industry. An economic downturn could reduce consumer spending on recreational activities such as those our resorts offer, resulting in decreased skier visits and consumer spending at our ski resorts. Such events could have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows. In addition, we may be unable to increase the price of our lift tickets, season passes or other offerings during an economic downturn despite our history of being successful in raising such prices under a variety of economic conditions.

         Our business is vulnerable to the risk of unseasonably warm weather conditions and skier perceptions of weather conditions.

        The ability to attract visitors to our resorts is influenced by weather conditions and by the number of cold weather days during the ski season. Unseasonably warm weather can adversely affect skier visits and our revenue and profits. For example, warm weather may result in inadequate natural snowfall and render snowmaking wholly or partially ineffective in maintaining quality skiing conditions. Also, the early season snow conditions and skier perceptions of early season snow conditions influence the momentum and success of the overall season. There is no way for us to predict future weather patterns or the impact that weather patterns may have on our results of operations or visitation.

         Our business is highly seasonal and the occurrence of certain events during our peak times could have a negative effect on our revenues.

        Our resort operations are highly seasonal. Although the air temperatures and timing and amount of snowfall can influence the number and type of skier visits, the majority of the skier visits are from mid-December to early April. Accordingly, during the past two fiscal years, we generated, on average, 89.2% of our revenues during the third and fourth fiscal quarters. In addition, throughout our peak quarters, we generate the highest revenues on weekends and during three major holiday periods: Christmas, Dr. Martin Luther King, Jr. Day and Presidents Day. During the 2013/2014 ski season, we generated 33.1% of our revenues on weekends and 24.4% of our revenues during these three major holiday periods. Our resorts typically experience operating losses and negative cash flows during the first and second quarters of each fiscal year, as a result of the seasonality of our business. Operating results for any three-month period are not indicative of the results that may be achieved for any subsequent quarter or for a full fiscal year.

        A high degree of seasonality in our revenues and our dependence on weekends and the three major ski holidays increases the impact of certain events on our operating results. Adverse weather conditions, equipment failures, and other developments of even moderate or limited duration occurring during these peak business periods could significantly reduce our revenues.

         We may not be able to fully utilize our net operating loss carryforwards.

        We have recorded a full valuation allowance against these net operating loss carryforwards because we believe that uncertainty exists with respect to the future realization of the loss carryforwards as well as with respect to the amount of the loss carryforwards that will be available in future periods. To the extent available, we intend to use these net operating loss carryforwards to offset future taxable income associated with our operations. There can be no assurance that we will generate sufficient taxable income in the carryforward period to utilize any remaining loss carryforwards before they expire.

        In addition, Section 382 and related provisions of the Internal Revenue Code of 1986, as amended (the "Code"), contains rules that limit for U.S. federal income tax purposes the ability of a company that undergoes an "ownership change" to utilize its net operating losses and certain other tax attributes existing as of the date of such ownership change. Under these rules, such an ownership change is generally an increase in ownership by one or more "five percent shareholders," within the meaning of Section 382 of the Code, of more than 50% of a company's stock, directly or indirectly, within a rolling three-year period. If we undergo one or more ownership changes within the meaning of Section 382 of the Code, or if one has already occurred, our net operating losses and certain other tax attributes existing as of the date of each ownership change may be unavailable, in whole or in part, to offset our income and/or reduce or defer our future taxable income associated with our operations, which could have a negative effect on our financial results. While we believe that we have not undergone such an ownership change as of the date hereof, because such an event is outside of our control, no assurance can be given that an ownership change has not already occurred or that this offering (or subsequent transactions) will not result in an ownership change. Any future offerings of equity securities by us or sales of common stock by our stockholders would increase the likelihood that we undergo an "ownership change" within the meaning of Section 382 of the Code. If an ownership change occurs, the annual utilization of our net operating loss carryforwards and certain other tax attributes may be materially and adversely affected. Upon completion of this offering, our ability to raise future capital by issuing common stock without causing an ownership change may be materially limited.

         Variations in the timing of peak periods, holidays and weekends may affect the comparability of our results of operations.

        Depending on how peak periods, holidays and weekends fall on the calendar, in any given year we may have more or fewer peak periods, holidays and weekends in our third fiscal quarter compared to prior years, with a corresponding difference in our fourth fiscal quarter. These differences can result in material differences in our quarterly results of operations and affect the comparability of our results of operations.

         We compete with other leisure activities and ski resorts, which makes maintaining our customer base difficult.

        The skiing industry is highly competitive and capital intensive. Our ski resorts located in the Northeastern U.S., such as Mount Snow, Attitash and Wildcat Mountain, and those located in the Southeastern U.S. (which includes Pennsylvania for purposes of ski industry statistics), such as Jack Frost and Big Boulder, compete against other ski resorts in their markets for both day and overnight drive skiers. Our competitive position depends on a number of factors, such as the quality and coverage of snowmaking operations, resort size, the attractiveness of terrain, lift ticket prices, prevailing weather conditions, the appeal of related services and resort reputation. Some of our competitors have stronger competitive positions in respect of one or more of these factors, which may adversely affect our ability to maintain or grow our customer base.

        We believe that while our Midwestern U.S. ski resorts face only limited competition from other ski resorts in the area, our competitors in the Midwest primarily include other recreation resorts, including warm weather resorts and various alternative leisure activities. Our resorts in the Northeastern and

Southeastern U.S. face similar competition, in addition to the competition outlined above. Our ability to maintain our levels of skier visits depends on, among other things, weather conditions, costs of lift tickets and related skier services relative to the costs of other leisure activities and our ability to attract people interested in recreational sports.

         Changes in consumer tastes and preferences may affect skier visits at our ski resorts.

        Our success depends on our ability to attract visitors to our ski resorts. Changes in consumer tastes and preferences, particularly those affecting the popularity of skiing, snowboarding and tubing, and other social and demographic trends could adversely affect the number of skier visits during a ski season. Furthermore, a reduction in average household income in some of the areas near our resorts, compared to historic levels, combined with the increasing cost of skiing, snowboarding and tubing, may make these activities unaffordable for a large percentage of that population. A significant decline in skier visits compared to historical levels would have a material adverse effect on our business, prospects, financial condition, results of operations and cash flows.

         We may not be able to pay dividends on our common stock.

        We intend to pay quarterly cash dividends on our common stock at an initial quarterly rate of $0.1375 per share as described in the "Dividend Policy" section of this Prospectus. We cannot assure you that this initial dividend rate will be sustained or that we will continue to pay dividends in the future. The declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors and will depend on many factors, including our actual results of operations, financial condition, capital requirements, contractual restrictions, restrictions in our debt agreements, economic conditions and other factors that could differ materially from our current expectations. For example, the Master Credit Agreement includes financial covenants consisting of a maximum Leverage Ratio (as defined in the Master Credit Agreement) of 65%, above which the Company and certain of its subsidiaries are prohibited from incurring additional indebtedness, and a Consolidated Fixed Charge Coverage Ratio (as defined in the Master Credit Agreement) covenant, which (a) requires the Company to increase the balance of its debt service reserve account if the Company's Consolidated Fixed Charge Coverage Ratio falls below 1.50:1.00, and (b) prohibits the Company from paying dividends if the ratio is below 1.25:1.00. The payment of dividends is also prohibited during default situations under the terms of the Master Credit Agreement. Furthermore, our results of operations and financial condition could be materially and adversely affected by the factors described in this "Risk Factors" section of the Prospectus, which could limit our ability to pay dividends in the future.

         Our ability to declare and pay dividends is dependent on cash flow generated by our subsidiaries because we are a holding company.

        We are a holding company with no operations. Our subsidiaries own most of the assets that will generate income. Therefore, our ability to declare and pay dividends is dependent on the generation of cash flow by our subsidiaries and their ability to make such cash available to us, by dividend, distribution or otherwise. Our subsidiaries may not be able or permitted to make distributions to enable us to make dividend payments in respect of our common stock. Each of our subsidiaries is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from them. In addition, any future financing or other arrangements that our subsidiaries enter into could limit their ability to make distributions to us. In addition, the Master Credit Agreement limits certain of our subsidiaries' ability to make distributions to us in the event of a default, or if the Company's Consolidated Fixed Charge Coverage Ratio falls below 1.25:1.00. In the event that we do not receive distributions from our subsidiaries, we may be unable to make dividend payments on our common stock.

         We may engage in acquisitions that could harm our business, operating results or financial condition.

        A key component of our business strategy is to identify and acquire properties that are complementary to our core business. We frequently evaluate potential acquisitions and intend to actively pursue acquisition opportunities, some of which could be significant. For example, our acquisition of Mount Snow in 2007 involved the addition of property and operations that made up 26% of our revenues during the 2007 ski season. Our failure to merge the Mount Snow operations with our existing operations and effectively manage the additional large-scale property would have had a material negative effect on our results of operations.

        We cannot make assurances that we will be able to successfully integrate and manage acquired properties and businesses and increase our profits from these operations. The integration of acquired businesses may not be successful and could result in disruption to other parts of our business. In addition, the integration may require that we incur significant restructuring charges. To integrate acquired businesses, we must implement our management information systems, operating systems and internal controls, and assimilate and manage the personnel of the acquired operations. The difficulties of the integrations may be further complicated by such factors as geographic distances, lack of experience operating in the geographic market or industry sector of the acquired business, delays and challenges associated with integrating the business with our existing businesses, diversion of management's attention from daily operations of the business, potential loss of key employees and customers of the acquired business, the potential for deficiencies in internal controls at the acquired business, performance problems with the acquired business' technology, exposure to unanticipated liabilities of the acquired business, insufficient revenues to offset increased expenses associated with the acquisition, and our ability to achieve the growth prospects and synergies expected from any such acquisition. Even when an acquired business has already developed and marketed products and services, there can be no assurance that product or service enhancements will be made in a timely fashion or that all pre-acquisition due diligence will have identified all possible issues that might arise with respect to such acquired assets.

        Future acquisitions may also cause us to assume liabilities, record goodwill and intangible assets that will be subject to impairment testing and potential impairment charges, incur amortization expense related to certain intangible assets and increase our expenses and working capital requirements, which would reduce our return on invested capital. Failure to manage and successfully integrate the acquisitions we make could materially harm our business and operating results.

         We may be unsuccessful in identifying suitable acquisition candidates which may negatively impact our growth strategy.

        There can be no assurance given that we will be able to identify additional suitable acquisition candidates or consummate future acquisitions or strategic transactions on acceptable terms. Our failure to successfully identify additional suitable acquisition candidates or consummate future acquisitions or strategic transactions on acceptable terms could have an adverse effect on our prospects, business activities, cash flow, financial condition, results of operations and stock price.

         We are subject to extensive environmental laws and regulations in the ordinary course of business.

        Our operations are subject to a variety of federal, state and local environmental laws and regulations, including those relating to emissions to the air; discharges to water; storage, treatment and disposal of wastes; land use; remediation of contaminated sites; and protection of natural resources such as wetlands. For example, future expansions of certain of our ski facilities must comply with applicable forest plans approved under the National Forest Management Act or local zoning requirements. In addition, most projects to improve, upgrade or expand our ski resorts are subject to environmental review under the National Environmental Policy Act. Both acts require that the U.S. Forest Service study any proposal for potential environmental impacts and include in its analysis various alternatives. Our ski resort improvement proposals may not be approved or may be approved with modifications that substantially increase the cost or decrease the desirability of implementing the project.

        Our facilities are subject to risks associated with mold and other indoor building contaminants. From time to time our operations are subject to inspections by environmental regulators or other regulatory agencies. We are also subject to worker health and safety requirements.

        We believe our operations are in substantial compliance with applicable material environmental, health and safety requirements. However, our efforts to comply do not eliminate the risk that we may be held liable, incur fines or be subject to claims for damages, and that the amount of any liability, fines, damages or remediation costs may be material for, among other things, the presence or release of regulated materials at, on or emanating from properties we now own or lease and operate, or formerly owned, leased or operated, newly discovered environmental impacts or contamination at or from any of our properties, or changes in environmental laws and regulations or their enforcement.

         The loss of our key executive officers could harm our business.

        Our success depends to a significant extent upon the performance and continued service of our key management team which includes Timothy Boyd, our President and principal executive officer, Stephen Mueller, our Vice President and principal financial and accounting officer, and Richard Deutsch, our Vice President in charge of business and real estate development. The loss of the services of this management team and the failure to develop and maintain an adequate succession plan could have a material adverse effect on our business and operations because of Messrs. Boyd's, Mueller's and Deutsch's specific and unique knowledge of acquiring and operating multiple ski resorts, including day ski resorts and overnight drive ski resorts.

         Failure to maintain the integrity of guest data could result in damage to our reputation and/or subject us to costs, fines or lawsuits.

        We collect personally identifiable information relating to our guests for various business purposes, including marketing and promotional purposes. The integrity and privacy of our guest's information is important to us, and our guests have a high expectation that we will adequately protect their personal information. The regulatory environment governing privacy laws is increasingly demanding, and privacy laws continue to evolve and, on occasion, may be inconsistent from one jurisdiction to another. Maintaining compliance with applicable privacy regulations may increase our operating costs and/or adversely impact our ability to market our products, properties and services to our guests. Furthermore, non-compliance with applicable privacy regulations by us (or in some circumstances non-compliance by third parties engaged by us), a breach of security on systems storing our guest data, a loss of guest data or fraudulent use of guest data could adversely impact our reputation or result in fines or other damages and litigation.

         We are subject to risks related to certain payment methods.

        We accept payments using a variety of methods, including credit cards, debit cards and gift cards. As we offer new payment options to consumers, we may be subject to additional regulations, compliance requirements and fraud. For certain payment methods, including credit and debit cards, we pay interchange and other fees, which may increase over time and raise our operating costs and lower profitability. We are also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult for us to comply. As our business changes, we may also be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. While we are currently in compliance with all applicable rules and certification requirements, we may be subject to fines, higher transaction fees or loss of or restrictions on our ability to accept credit and debit card payments from customers if we are not in compliance with new rules and regulations or if the volume of fraud in our transactions rises to certain levels. If any of these events were to occur, our business, financial condition and operating results could be materially adversely affected.

         Our business requires significant capital expenditures to both maintain and improve our ski resorts and expand our business through acquisitions. The lack of available funds for these capital expenditures could have a material adverse effect on our operating strategy.

        Sustaining our successful financial performance depends, in part, on our ability to maintain and improve the quality of our facilities, products, and management resources (either directly or through third parties), which requires significant capital expenditures. Capital expenditures for fiscal 2014 were approximately $10.0 million, and we currently anticipate that capital expenditures will be approximately $8.0 million to $10.0 million for fiscal 2015. To the extent that we are unable to obtain the funds necessary to maintain and grow our business with cash generated from operating activities, or from borrowed funds or additional equity investments, our financial condition and results of operations could be affected. Although we believe that capital expenditures above maintenance levels can be deferred to address cash flow or other constraints, these expenditures cannot be deferred for extended periods without adversely affecting our competitive position and financial performance.

        Historically, a key element of our strategy has been attracting additional skiers through investment in on-mountain capital improvements. These improvements are capital intensive, and a lack of available funds for capital expenditures could have a material adverse effect on our ability to implement our operating strategy. We intend to finance resort capital improvements through internally generated funds and proceeds from the offering of debt and equity. There can be no assurance that sufficient funds will be available to fund these capital improvements or that these capital improvements will sustain our customer base, attract additional skiers or generate additional revenues.

        Future acquisitions may require additional debt or equity financing, which in the case of debt financing, will increase our leverage and, in the case of equity financing, would be dilutive to our existing stockholders. Any decline in our perceived credit-worthiness associated with an acquisition could adversely affect our ability to borrow and result in more restrictive borrowing terms. As a result of the foregoing, we also may not be able to complete acquisitions or strategic transactions in the future to the same extent as in the past, or at all. These and other factors could harm our ability to achieve anticipated levels of profitability at acquired operations or realize other anticipated benefits of an acquisition, and could adversely affect our business, financial condition and results of operations.

         We are dependent on significant infrastructure and equipment.

        Our infrastructure and equipment, including snowmaking equipment and ski lifts, are costly to maintain, repair and replace and are susceptible to unscheduled maintenance. Much of our infrastructure and equipment will eventually need to be replaced or significantly repaired or modernized, which could result in interruptions to our business, particularly during our peak periods. In certain cases, the cost of infrastructure or equipment repair or replacement may not be justified by the revenues at the applicable resort.

         The high fixed cost structure of ski resort operations can result in significantly lower margins if revenues decline.

        The cost structure of ski resort operations has a significant fixed component with variable expenses including, but not limited to, resort related fees, credit card fees, retail/rental cost of sales and labor, ski school labor and dining operations. Any material declines in the economy, elevated geopolitical uncertainties and/or significant changes in historical snowfall patterns, as well as other risk factors discussed herein, could adversely affect revenue. As such, our margins, profits and cash flows may be materially reduced due to declines in revenue given our relatively high fixed cost structure. In addition, increases in wages and other labor costs, energy, healthcare, insurance, transportation, fuel, and other expenses included in our fixed cost structure may also reduce our margins, profits and cash flows.

         We generate a significant portion of our annual revenues from Mount Snow. Conditions or events that could negatively impact Mount Snow could have a material adverse effect on our financial condition and results of operations.

        Revenue generated from Mount Snow in fiscal 2014 represented approximately 40% of our total fiscal 2014 revenues. Mount Snow, like our other resorts, is subject to various risks such as those described in this Prospectus, including natural disasters, changes in consumer leisure tastes, competition from other area ski resorts, decreased water supply and regional weather. The occurrence of such events or conditions that negatively impact Mount Snow would have a material adverse effect on our financial condition and results of operations.

         Cancellation of the Immigrant Investor Program or our failure to successfully raise capital under the program's guidelines could adversely affect our ability to execute our growth strategy and improve our resorts.

        Developing our resort at Mount Snow and continuing to improve our resorts overall are significant elements of our growth strategy to help sustain the natural habitat of certain species of fish. In addition, we have been advised by the State of Vermont that we must relocate our water reservoir. We intend to finance these developments—the Carinthia Ski Lodge Project and the West Lake Project—with funds raised under the U.S. government's Immigrant Investor Program, commonly known as the "EB-5 program." The EB-5 program was first enacted in 1992 to stimulate the U.S. economy through the creation of jobs and capital investments in U.S. companies by foreign investors. In turn, these foreign investors are, pending petition approval, granted visas for lawful residence in the U.S. Under the EB-5 program, a limited number of visas are reserved for such foreign investors each year.

        The Carinthia Ski Lodge Project includes the construction of Carinthia Ski Lodge, and the West Lake Project includes the construction of a new water storage reservoir for snowmaking with capacity of up to 120 million gallons. We are currently conducting an offering to raise $52.0 million to fund the Carinthia Ski Lodge Project and the West Lake Project, $16.0 million of which has been committed as of the date of this Prospectus. To the extent that the offering is not fully-subscribed and less than the $52.0 million is raised, we will allocate up to the first $30.0 million to the development of the West Lake Project. If and when subscriptions exceed $30.0 million, the next $22.0 million will be allocated to the Carinthia Ski Lodge Project.

        The current EB-5 program as it relates to the Regional Center Pilot Program term expires on September 30, 2015. Though the program has been regularly reinstated since its inception in 1992, there is no guarantee that it will be reauthorized upon the expiration in 2015. Furthermore, we cannot guarantee that we will successfully raise sufficient funds under the EB-5 program in order to complete the Carinthia Ski Lodge Project or West Lake Project, or implement future plans to improve our resorts. In either of those cases, conventional financing options, such as loans, may prove too costly or may not be available, which could result in cancellation of our development and improvement plans and have a material adverse effect on our business. Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Significant Uses of Cash" for further details about the EB-5 program and Mount Snow development projects.

         We lease all or some of the land underlying certain of our resorts from third parties.

        We lease some or all of our property at Paoli Peaks, Crotched Mountain and Mad River from third parties. Our lease at Paoli Peaks terminates in 2078, our lease at Crotched Mountain terminates in 2053 (though we have ten options to extend the lease for additional periods of 15 years each), and our lease at Mad River terminates in 2026. Combined, these resorts contributed 15.1% of our total revenues for the year ended April 30, 2014. A termination of any of these leases could negatively impact our results of operations. The Company has the right of first refusal should the Mad River lessor put the property up for sale. In addition, the Company has the right to reacquire the Mad River property at specified prices in December 2019 and December 2026.

         A substantial portion of the skiable terrain at certain of our resorts is used under the terms of Forest Service permits.

        A substantial portion of the skiable terrain at our Attitash and Mount Snow resorts and all of the land underlying the Wildcat Mountain resort is federal land that is used under the terms of permits with the U.S. Forest Service. The permits give the U.S. Forest Service the right to review and comment on the location, design, and construction of improvements in the permit area and on certain other operational matters. The permits can also be terminated or modified by the U.S. Forest Service for specific compelling reasons or in the event we fail to perform any of our obligations under the permits. Otherwise, the permits may be renewed. A termination or modification of any of our permits could have a material adverse effect on our results of operations. Currently, our permits expire as follows:

Ski Resort	Special Use Permit Expiration Date
Attitash	April 4, 2047
Mount Snow	April 4, 2047
Wildcat Mountain	November 18, 2050

         We rely on information technology to operate our businesses and maintain our competitiveness, and any failure to adapt to technological developments or industry trends could harm our business.

        We depend on the use of information technology and systems, including technology and systems used for central reservations, point of sale, procurement and administration. We must continuously improve and upgrade our systems and infrastructure to offer enhanced products, services, features and functionality, while maintaining the reliability and integrity of our systems and infrastructure. Our future success also depends on our ability to adapt our infrastructure to meet rapidly evolving consumer trends and demands and to respond to competitive service and product offerings.

        In addition, we may not be able to maintain our existing systems or replace or introduce new technologies and systems as quickly as we would like or in a cost-effective manner. Delays or difficulties in implementing new or enhanced systems may keep us from achieving the desired results in a timely manner, to the extent anticipated, or at all. Any interruptions, outages or delays in our systems, or deterioration in their performance, could impair our ability to process transactions and could decrease our quality of service that we offer to our guests. Also, we may be unable to devote financial resources to new technologies and systems in the future. If any of these events occur, our business and financial performance could suffer.

         We currently rely on one lender and its affiliates as a source for financing and credit.

        We have historically relied on one lender and its affiliates, EPR, for substantially all of our financing and credit needs, including financing relating to our resort acquisitions. EPR is an entertainment, entertainment-related, recreation and specialty real estate company with its common stock listed on the New York Stock Exchange under the symbol "EPR". In the event EPR is not available to extend us credit, we may not be able to obtain financing on terms as favorable to us as those under our arrangements with EPR. As a result, we may be subject to more stringent financial covenants and higher interest rates.

         We depend on a seasonal workforce.

        Our mountain and lodging operations are highly dependent on a large seasonal workforce. We recruit year-round to fill thousands of seasonal staffing needs each season and work to manage seasonal wages and the timing of the hiring process to ensure the appropriate workforce is in place. We cannot guarantee that material increases in the cost of securing our seasonal workforce will not be necessary in the future. Furthermore, we cannot guarantee that we will be able to recruit and hire adequate seasonal personnel as the business requires. Increased seasonal wages or an inadequate workforce could have an adverse impact on our results of operations.

         We are subject to litigation in the ordinary course of business because of the nature of our business.

        The safety of guests and employees is a major concern and focus for all managers and employees of the Company. By the nature of our activities, we are exposed to the risk that guests or employees may be involved in accidents during the use, operation or maintenance of ski lifts, rides and other resort facilities. As a result, we are, from time to time, subject to various asserted or unasserted legal proceedings and claims. Any such claims, regardless of merit, could be time-consuming and expensive to defend and could divert management's attention and resources. While we believe we have adequate insurance coverage and/or accrue for loss contingencies for all known matters that are probable and can be reasonably estimated, we cannot assure that the outcome of all current or future litigation will not have a material adverse effect on us and our results of operations.

         If we fail to manage future growth effectively, our business could be harmed.

        We have experienced, and expect to continue to experience, rapid growth. This growth has placed significant demands on our management, operational and financial infrastructure. To manage growth effectively, we must continue to improve and enhance our managerial, operational and financial controls, train and manage our employees, and expand our employee base. We must also manage new and existing relationships with vendors, business partners and other third parties. These activities will require significant expenditures and allocation of valuable management resources. If we fail to maintain the efficiency of our organization as we grow, our profit margins may decrease, and we may be unable to achieve our business objectives.

         A disruption in our water supply would impact our snowmaking capabilities and impact our operations.

        Our operations are heavily dependent upon our access to adequate supplies of water with which to make snow and otherwise conduct our operations. Our resorts in New Hampshire and Vermont are subject to state laws and regulations regarding our use of water. There can be no assurance that applicable laws and regulations will not change in a manner that could have an adverse effect on our operations, or that important permits, licenses, or agreements will not be canceled or will be renewed on terms as favorable as the current terms. Any failure to have access to adequate water supplies to support our current operations and anticipated expansion would have a material adverse effect on our financial condition and results of operations.

         Our lender has an option to purchase, or assume our leases relating to, certain of our ski resorts. If our lender exercises this option, we would incur significant tax obligations.

        On each of October 30, 2007 and November 19, 2012, we entered into Option Agreements with EPT Ski Properties, Inc., a subsidiary of our lender, EPR, pursuant to which EPT Ski Properties, Inc. has the option to (a) purchase Hidden Valley, Snow Creek, Brandywine, Boston Mills, Alpine Valley and the portion of Paoli Peaks that we own, at the prices set forth in the Option Agreements, and (b) assume our lease relating to the portion of Paoli Peaks that we lease. According to the terms of the Option Agreement, EPT Ski Properties, Inc. may exercise its option relating to one or more properties on or after April 11, 2011 until we satisfy our obligations under the Amended and Restated Credit and

Security Agreement among certain of our subsidiaries and EPT Ski Properties, Inc., dated as of October 30, 2007, as amended. If EPT Ski Properties, Inc. exercises its option with respect to any of the properties, it is required under the Option Agreements to immediately lease or sublease such properties back to us on substantially the same terms as the existing financing or lease arrangements relating to the properties.

        In November 2014, we entered into a Restructure Agreement with EPR providing for the prepayment of a portion of our outstanding debt. In exchange for such agreement, we have agreed to revise these purchase options. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Recent Developments" for additional details relating to the option revisions.

        Over the years, we have depreciated the value of these properties pursuant to applicable accounting rules, and as such, we have a low adjusted tax basis in the properties. As a result, we will realize significant gains on the sale of the properties to EPT Ski Properties, Inc. if the option is exercised. We may be required to pay income taxes on the taxable gains from such sale, which we expect to be a substantial cost. As of the date of this Prospectus, EPT Ski Properties, Inc. has not exercised the option.

         Under certain circumstances, our insurance coverage may not cover all possible losses, and we may not be able to renew our insurance policies on favorable terms, or at all.

        Although we maintain various property and casualty insurance policies, our insurance policies do not cover all types of losses and liabilities and in some cases may not be sufficient to cover the ultimate cost of claims which exceed policy limits. If we are held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, our business, prospects, financial condition, results of operations and cash flows could be materially adversely affected.

        In addition, we may not be able to renew our current insurance policies on favorable terms, or at all. Our ability to obtain future insurance coverage at commercially reasonable rates could be materially adversely affected if we or other companies within or outside our industry sustain significant losses or make significant insurance claims.

         We are subject to risks associated with our workforce.

        We are subject to various federal and state laws governing matters such as minimum wage requirements, overtime compensation and other working conditions, discrimination and family and medical leave. In addition, we are continuing to assess the impact of U.S. federal healthcare reform law and regulations on our healthcare benefit costs, which will likely increase the amount of healthcare expenses paid by us. Immigration law reform could also impact our workforce because we recruit and hire foreign nationals as part of our seasonal workforce. If our labor-related expenses increase, our operating expenses could increase and our business, financial condition and results of operations could be harmed.

         We are structured as a holding company and have no assets other than the common stock of our subsidiaries.

        We are a holding company and we do not currently have any material assets other than the common stock we own in our direct and indirect subsidiaries. Our working capital needs are dependent, in part, upon the receipt of dividends and other distributions from our subsidiaries. Certain laws may restrict or limit such payments to us by our subsidiaries, in which case we may need to seek other sources of funding.

         A natural disaster could damage our property and reduce the number of guests who visit our resorts.

        A severe natural disaster, such as a forest fire, flood or landslide, may interrupt our operations, damage our properties and reduce the number of guests who visit our resorts in affected areas. Damage to our properties could take a long time to repair and there is no guarantee that we would have adequate insurance to cover the costs of repair or the expense of the interruption to our business. Furthermore, such a disaster may interrupt or impede access to our affected properties or require evacuations and may cause visits to our affected properties to decrease for an indefinite period. The ability to attract visitors to our resorts is also influenced by the aesthetics and natural beauty of the outdoor environment where our resorts are located. A severe forest fire or other severe impacts from naturally occurring events could negatively impact the natural beauty of our resorts and have a long-term negative impact on our overall guest visitation as it would take several years for the environment to recover.

         We will not be required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal controls until the year following our first annual report and our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal controls while we qualify as an "emerging growth company." If we are unable to establish and maintain effective internal controls, our financial condition and operating results could be adversely affected.

        We are not currently required to comply with the SEC rules that implement Sections 302 and 404 of the Sarbanes-Oxley Act, and are therefore not required to make a formal assessment of the effectiveness of our internal controls over financial reporting for that purpose. Following effectiveness of the registration statement of which this Prospectus is a part, we will be required to comply with certain of these rules, which will require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose changes made in our internal control and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. Additionally, our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until we are no longer an "emerging growth company" as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Further, we may take advantage of other accounting and disclosure related exemptions afforded to "emerging growth companies" from time to time. If we are unable to establish and maintain effective internal controls, our financial condition and operating results could be adversely affected.

         Climate change and greenhouse effects may adversely impact our results of operations.

        There is a growing political and scientific consensus that emissions of greenhouse gases continue to alter the composition of the global atmosphere in ways that are affecting and are expected to continue affecting the global climate. The effects of climate change, including any impact of global warming, could have a material adverse effect on our results of operations.

        Warmer overall temperatures would likely adversely affect skier visits and our revenue and profits. As noted above, warm weather may result in inadequate natural snowfall and render snowmaking wholly or partially ineffective in maintaining quality skiing conditions. In addition, a steady increase in global temperatures could shorten the ski season in the future.

        Physical risks from climate change may also include an increase in changes to precipitation and extreme weather events in ways we cannot currently predict. Such changes to the amount of natural snowfall and extreme differences in weather patterns may increase our snowmaking expense, inhibit our snowmaking capabilities and negatively impact skier perceptions of the ski season.

Risks Related to this Offering and Ownership of Our Common Stock

         An active, liquid trading market for our common stock may not develop.

        Prior to this offering, there has not been a public market for our common stock. We cannot predict the extent to which investor interest in our Company will lead to the development of a trading market on the NASDAQ Global Market or otherwise or how active and liquid that market may become. If an active and liquid trading market does not develop, you may have difficulty selling any of our common stock that you purchase. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The market price of our common stock may decline below the initial offering price, and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all.

         Our stock price may change significantly following the offering, and you could lose all or part of your investment as a result.

        We and the underwriters will negotiate to determine the initial public offering price. You may not be able to resell your shares at or above the initial public offering price or at all due to a number of factors such as those listed in "—Risks Related to the Company" and the following, some of which are beyond our control:

  •
  quarterly variations in our results of operations;

  •
  results of operations that vary from those of our competitors;

  •
  changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

  •
  announcements by us, our competitors or our vendors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

  •
  announcements by third parties of significant claims or proceedings against us;

  •
  future sales of our common stock; and

  •
  changes in investor sentiment toward the stock of ski resort and recreational services companies in general.

        Furthermore, the stock market has experienced extreme volatility that in some cases has been unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance.

        In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could be a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation.

         Requirements associated with being a public company will increase our costs, as well as divert Company resources and management's attention, particularly after we are no longer an "emerging growth company," and may affect our ability to attract and retain qualified board members and executive officers.

        Prior to this offering, we have not been subject to the reporting requirements of the Exchange Act or the other rules and regulations of the SEC or any securities exchange relating to public companies.

Upon becoming a public company, we will be required to comply with the SEC's rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting until the year following our first annual report required to be filed with the SEC. Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting so long as we qualify as an emerging growth company.

        We are working with our legal, independent accounting, and financial advisors to identify those areas in which changes or enhancements should be made to our financial and management control systems to manage our growth and obligations as a public company. Some such areas include corporate governance, corporate control, internal audit, disclosure controls and procedures, and financial reporting and accounting systems. We have made, and will continue to make, changes in these and other areas. However, the expenses that will be required in order to prepare adequately for becoming a public company could be material.

        Compliance with the various reporting and other requirements applicable to public companies will also require considerable time and attention of management. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the impact that our management's attention to these matters will have on our business. In addition, the changes we make may not be sufficient to satisfy our obligations as a public company on a timely basis or at all.

        In addition, being a public company could make it more difficult or more costly for us to obtain certain types of insurance, including directors' and officers' liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees and our executive team.

         Our principal stockholders may exert substantial influence over us and may exercise their control in a manner adverse to your interests.

        We expect that upon completion of this offering, Timothy D. Boyd, Stephen J. Mueller and Richard K. Deutsch, our three named executive officers, together with their family members, will own approximately 24.8% of our outstanding common stock. As a result, these stockholders will be able to exercise a significant level of control over all matters requiring stockholder approval, including the election of directors, amendment of our amended and restated articles of incorporation and approval of significant corporate transactions. This ability could have the effect of delaying or preventing a change of control of the Company or changes in management and will make the approval of certain transactions difficult or impossible without the support of these stockholders. It is possible that these persons will exercise control over us in a manner adverse to your interests.

         We are an "emerging growth company" with reduced reporting requirements that may make our common stock less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act, and may take advantage of certain exemptions from various reporting requirements that are applicable to public companies generally. As discussed above, for so long as we remain an emerging growth company, we may elect not to have our independent registered public accounting firm provide an attestation report on the effectiveness of our internal control over financial reporting, as would otherwise be required by Section 404(b) of the Sarbanes-Oxley Act. This may increase the risk that we fail to detect and remedy any weaknesses or deficiencies in our internal control over financial reporting.

        In general, these reduced reporting requirements may allow us to refrain from disclosing information that you may find important. It is also possible that investors may generally find our common stock less attractive because of our status as an emerging growth company and our more limited disclosure. Any of the foregoing could adversely affect the price and liquidity of our common stock.

        We may take advantage of these disclosure exemptions until we are no longer an "emerging growth company." We could be an emerging growth company until the last day of the first fiscal year following the fifth anniversary of our first common equity offering, although circumstances could cause us to lose that status earlier if our annual revenues exceed $1.0 billion, if we issue more than $1.0 billion in non-convertible debt in any three-year period or if we become a "large accelerated filer" as defined in Rule 12b-2 under the Exchange Act.

         Future sales of our common stock may cause our stock price to decline.

        If our existing stockholders sell, or indicate an intention to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline. These sales might also make it more difficult for us to sell additional equity securities at a time and price that we deem appropriate. Based on 3,982,400 shares of common stock outstanding as of July 31, 2014, assuming the anticipated stock split, upon completion of this offering, we will have 13,982,400 shares of common stock outstanding. Of these outstanding shares, all of the shares of our common stock sold in this offering will be freely tradable in the public market, except for any shares held by our affiliates as defined in Rule 144 of the Securities Act.

        We, our directors and executive officers and substantially all of our stockholders have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock for a period of 180 days from the date of this Prospectus, which may be extended upon the occurrence of specified events, except with the prior written consent of FBR Capital Markets & Co. and Stifel, Nicolaus & Company, Incorporated, as representatives of the underwriters. FBR Capital Markets & Co. and Stifel, Nicolaus & Company, Incorporated, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

        After the expiration of the lock-up agreements and other contractual restrictions that prohibit transfers for at least 180 days after the date of this Prospectus, up to 3,982,400 restricted securities may be sold into the public market in the future without registration under the Securities Act to the extent permitted under Rule 144. All of these restricted securities will be available for sale 180 days after the date of this Prospectus subject to volume or other limits under Rule 144.

        We also intend to register all 559,296 shares of common stock that we may issue under the Peak Resorts, Inc. 2014 Equity Incentive Plan (the "Incentive Plan") that has been adopted by the board of directors and stockholders and will become effective concurrently with the completion of this offering. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject to the 180-day lock-up periods under the lock-up agreements described above and in the "Underwriting" section of this Prospectus.

         If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our common stock, or if our operating results do not meet their expectations, our stock price and trading volume could decline.

        The trading market for our common stock may be influenced by the research and reports that securities or industry analysts publish about us or our business. Securities analysts may elect not to provide research coverage of our common stock. This lack of research coverage could adversely affect the price of our common stock. We do not have any control over these reports or analysts. If any of the analysts who cover our Company downgrades our stock, or if our operating results do not meet the analysts' expectations, our stock price could decline. Moreover, if any of these analysts ceases coverage of our Company or fails to publish regular reports on our business, we could lose visibility in the financial markets, which in turn could cause our stock price and trading volume to decline.

         You will experience immediate and substantial dilution in the book value of your common stock as a result of this offering.

        The initial public offering price of our common stock is considerably more than the pro forma, net tangible book value per share of our outstanding common stock. This reduction in the value of your equity is known as dilution. This dilution occurs in large part because our earlier investors paid substantially less than the initial public offering price when they purchased their shares. Investors purchasing common stock in this offering will incur immediate dilution of $4.00 in pro forma, net tangible book value per share of common stock, based on the assumed initial public offering price of $10.00 per share which is the midpoint of the price range listed on the front cover page of this Prospectus. In addition, following this offering, purchasers in the offering will have contributed 99.6% of the total consideration paid by our stockholders to purchase shares of common stock. For a further description of the dilution that you will experience immediately after this offering, see the section of this Prospectus entitled "Dilution." In addition, if we raise funds by issuing additional securities, the newly-issued shares will further dilute your percentage ownership of our Company.

         Our management will have broad discretion over the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

        Our management will have broad discretion to use our net proceeds from this offering, and you will be relying on their judgment regarding the application of these proceeds. Our management might not apply our net proceeds of this offering in ways that increase the value of your investment. We expect to use the net proceeds from this offering to repay existing debt and for general working capital purposes. You will not have the opportunity to influence our decisions on how to use our net proceeds from this offering.

         We have anti-takeover provisions in our organizational documents that may discourage a change of control.

        Certain provisions of our amended and restated articles of incorporation and amended and restated by-laws may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.

        These provisions provide for, among other things:

  •
  advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

  •
  certain limitations on convening special stockholder meetings;

  •
  the removal of directors only for cause by our board of directors or upon the affirmative vote of holders of at least 66 2/3% of the shares of common stock entitled to vote generally in the election of directors; and

  •
  that the amended and restated by-laws may only be amended by our board of directors.

        These anti-takeover provisions could make it more difficult for a third party to acquire our Company, even if the third party's offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.

 SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This Prospectus contains "forward-looking statements" within the meaning of the federal securities laws. All statements other than statements of historical facts included in this Prospectus, including statements regarding our future financial position, economic performance, results of operations, business strategy, budgets, projected costs, plans and objectives of management for future operations, and the information referred to under "Management's Discussion and Analysis of Financial Condition and Results of Operations," are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology, although not all forward-looking statements contain these words. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, you are cautioned that any such forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Although we believe that the expectations reflected in such forward-looking statements are reasonable as of the date made, expectations may prove to have been materially different from the results expressed or implied by such forward-looking statements. Unless otherwise required by law, we also disclaim any obligation to update our view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward-looking statements made in this Prospectus. Important factors that could cause actual results to differ materially from our expectations include, among others (including the factors described in the section entitled "Risk Factors" in this Prospectus):

  •
  weather, including climate change;

  •
  seasonality;

  •
  competition with other indoor and outdoor winter leisure activities and ski resorts;

  •
  the leases and permits for property underlying certain of our ski resorts;

  •
  ability to integrate new acquisitions;

  •
  environmental laws and regulations;

  •
  our dependence on key personnel;

  •
  funds for capital expenditures, including funds raised under the EB-5 program;

  •
  the effect of declining revenues on margins;

  •
  the future development and continued success of our Mount Snow ski resort;

  •
  our reliance on information technology;

  •
  our current dependence on a single lender and the lender's option to purchase certain of our ski resorts;

  •
  our dependence on a seasonal workforce; and

  •
  the securities markets.

        You should also refer to the section of this Prospectus entitled "Risk Factors" for a discussion of factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may prove to be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time-frame, or at all.

        All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by these cautionary statements. You should evaluate all forward-looking statements made in this Prospectus in the context of these risks and uncertainties.

        We caution you that the important factors referenced above may not contain all of the factors that are important to you.

USE OF PROCEEDS

        We estimate that we will receive net proceeds of approximately $91.6 million from the sale of 10,000,000 shares of our common stock in this offering, assuming an initial public offering price of $10.00 per share, the mid-point of the estimated price range set forth on the cover page of this Prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. In November 2014, we entered into a Restructure Agreement with EPR providing for the prepayment of a portion of our outstanding debt, as described below.

        More specifically, we intend to use approximately $42.9 million of the net proceeds from this offering for repayment of a portion of the outstanding debt relating to the development of our Mount Snow ski area. On April 4, 2007, we and our subsidiary Mount Snow, Ltd., as borrowers, entered into a promissory note in favor of EPT Mount Snow, Inc., as lender, in the amount of $25.0 million, which was later modified by the Modification Agreement dated as of April 1, 2010 to increase the amount of funds available under such loan to $41.0 million (the "Development Loan"). The outstanding balance under the Development Loan accrues interest at a rate of 10.00% annually and matures on April 1, 2016.

        We intend to use approximately $12.5 million of the net proceeds for repayment of a portion of the outstanding debt relating to our acquisition of the Attitash ski area. On April 4, 2007, we and our subsidiary, L.B.O. Holding, Inc., as borrowers, entered into a promissory note in favor of EPT Mount Attitash, Inc., as lender, in the amount of $15.7 million. As of July 31, 2014, the outstanding balance under this promissory note accrues interest at a rate of 10.93% and matures on April 3, 2027.

        We intend to use approximately $11.4 million of the net proceeds for repayment of a portion of the outstanding debt incurred principally to pay off debt secured by Crotched Mountain, of which approximately $0.4 million will be used to acquire the portion of the land underlying Crotched Mountain that we lease. On March 10, 2006, our subsidiary SNH Development, Inc., as borrower, entered into a promissory note in favor of EPT Crotched Mountain, Inc., as lender, in the amount of $8.0 million, which was amended on July13, 2012 to increase the funds available to approximately $11.0 million. As of July 31, 2014, the outstanding balance under this promissory note accrues interest at a rate of 10.27% and matures on March 10, 2027.

        We intend to use approximately $9.5 million of the net proceeds to repay a portion of the outstanding debt due pursuant to the Amended and Restated Credit and Security Agreement, dated as of October 30, 2007, among the Company and certain of its affiliates, as borrowers, and EPT Ski Properties, Inc., as lender. On October 30, 2007, the borrowers entered into a promissory note in favor of EPT Ski Properties, Inc. in the amount of $31.0 million, which was later modified to increase the amount available under the Amended and Restated Credit and Security Agreement to approximately $56.0 million. As of July 31, 2014, the outstanding balance under this promissory note accrues interest at a rate of 9.98% and is due on October 29, 2027.

        Pursuant to the terms of the Debt Restructure, we intend to use up to $5.0 million of the offering proceeds to pay a defeasance fee to EPR in connection with our debt prepayment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Recent Developments" for additional details relating to the proposed restructuring.

        The remaining proceeds will be used for working capital and general corporate purposes, including future acquisitions.

        Pending these uses, we plan to invest the net proceeds in a variety of capital preservation instruments, including short-term, interest bearing investment grade securities. The goal with respect to the investment of these net proceeds is capital preservation and liquidity so that such funds are readily available.

 DIVIDEND POLICY

        Historically, we have never declared or paid any cash dividends on our common stock. Commensurate with this offering, we intend to pay quarterly cash dividends on our common stock at an initial quarterly rate of $0.1375 per share. We intend to pay the first dividend in February 2015, which will include an amount on a pro-rated basis for the period from the effective date of this offering to January 31, 2015 and, thereafter, to pay dividends on a quarterly basis. Based on our cash flow history and the savings on interest payments we will experience as a result of our application of the use of proceeds from this offering, we believe that we have a reasonable basis for setting the initial quarterly dividend rate at $0.1375 per share. Distributions treated as dividends that are received by individual holders of our common stock that are United States persons currently will be subject to a reduced maximum income tax rate of 20% if such dividends are treated as "qualified dividend income" for U.S. federal income tax purposes.

        We cannot assure you that this initial dividend rate will be sustained or that we will continue to pay dividends in the future. The declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors and will depend on many factors, including our actual results of operations, financial condition, capital requirements, contractual restrictions, restrictions in our debt agreements, economic conditions and other factors that could differ materially from our current expectations. For example, the Master Credit Agreement includes financial covenants consisting of a maximum Leverage Ratio (as defined in the Master Credit Agreement) of 65%, above which the Company and certain of its subsidiaries are prohibited from incurring additional indebtedness, and a Consolidated Fixed Charge Coverage Ratio (as defined in the Master Credit Agreement) covenant, which (a) requires the Company to increase the balance of its debt service reserve account if the Company's Consolidated Fixed Charge Coverage Ratio falls below 1.50:1.00, and (b) prohibits the Company from paying dividends if the ratio is below 1.25:1.00. The payment of dividends is also prohibited during default situations under the terms of the Master Credit Agreement.

        Our historical results of operations, including cash flow, are not indicative of future financial performance. Our actual results of operations could differ significantly from our historical results of operations and will be affected by a number of factors, including weather during the ski season, our ability to compete with other ski areas and leisure activities, our ability to maintain leases and permits for certain of our ski areas, the success of future acquisitions, compliance with environmental regulations, renovations and other planned and unplanned capital expenditures and the performance of management. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see "Risk Factors."

 CAPITALIZATION

        The following table sets forth our capitalization as of July 31, 2014 on an actual basis and on a pro forma basis to reflect the sale in this offering of 10,000,000 shares of common stock at an assumed initial offering price of $10.00 per share, which is the midpoint of the range listed on the cover of this Prospectus, and no exercise of the underwriters' over-allotment option, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The following table also reflects a 100 for 1 stock split of our common stock which we intend to effect prior to the consummation of this offering.

        You should read the following table in conjunction with our consolidated financial statements and related notes, "Selected Historical Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Prospectus.

	As of July 31, 2014
	Actual	Pro Forma Offering(1)
	(Unaudited)
	(in thousands)
Cash and cash equivalents	$5,996	$16,424
Restricted cash	10,956	10,956

Debt(2):
Current portion of long-term debt and capitalized lease obligations	$1,021	$1,021
Long-term debt and capitalized lease obligations, less current portion	174,706	98,910

	175,727	99,931

Stockholders' Equity(3)
Common Stock, $0.01 par value; 20,000,000 shares authorized, 3,982,400 shares issued, actual, 13,982,400 shares issued and outstanding, pro forma	40	140
Additional paid-in capital	385	91,913
Retained earnings	(5,096)	(8,146)

	(4,671)	83,907

Total capitalization	$171,056	$183,838

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $10.00 per share would increase (decrease) cash and cash equivalents, additional paid-in-capital, total stockholders' equity and total capitalization by approximately $9.3 million, assuming the number of shares offered by us, as set forth on the cover page of this Prospectus, remains the same and after deducting underwriter discounts and estimated offering expenses payable by us.

(2)
At the time of the closing, the Company intends to reduce long-term debt from $174.8 million to approximately $99.0 million by repaying certain of its outstanding borrowings with a portion of the offering proceeds. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for further discussion.

(3)
Pursuant to the amended and restated articles of incorporation, we have 20,000,000 shares of common stock authorized for issuance, par value $0.01 per share.

        The table above excludes 559,296 shares of common stock to be reserved for future issuance under our Incentive Plan which has been adopted by the board and stockholders and will become effective concurrently with the completion of this offering.

 DILUTION

        If you invest in our common stock, your investment will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of July 31, 2014 was approximately $(4.7) million, or $(0.12) per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets, less our total liabilities, divided by the number of shares of common stock outstanding as of July 31, 2014 after giving effect to an assumed 100 for 1 stock split as if it had occurred prior to July 31, 2014.

        Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to our sale of shares of common stock in this offering at the initial public offering price of $10.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of July 31, 2014 would have been $83.3 million, or $6.00 per share. This represents an immediate increase in net tangible book value of $6.12 per share to existing stockholders and an immediate dilution in net tangible book value of $4.00 per share to investors purchasing common stock in this offering, as illustrated by the following table:

Initial public offering price per share	$10.00
Pro forma net tangible book value per share prior to this offering as of July 31, 2014	$(0.12)
Increase in net tangible book value per share attributable to this offering	$6.12
Pro forma net tangible book value per share after this offering	$6.00
Dilution in net tangible book value per share to new stockholders	$4.00

        The following table summarizes, on the same pro forma basis as of July 31, 2014, the differences between the existing stockholders and the new stockholders in this offering with respect to the number of shares purchased from us, the total consideration paid, and the average price per share paid before deducting the underwriting discounts and commissions and estimated offering expenses payable by us. The calculations, with respect to shares purchased by new investors in this offering, reflect an assumed initial public offering price of $10.00 per share, the midpoint of the price range set forth on the front cover page of this Prospectus.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
	(in thousands, except percentage and per share data)
Existing stockholders	3,982,400	28.5%	$425	0.4%	$0.11
New investors	10,000,000	71.5	100,000	99.6	10.00

Total	13,982,400	100.0%	$100,425	100.0%

        The number of shares of common stock outstanding in the table above is based on the pro forma number of shares outstanding as of July 31, 2014 which assumes no exercise of the underwriters' over-allotment option. If the underwriters' over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to 25.7% of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be increased to 11,500,000 shares or 74.2% of the total number of shares of common stock to be outstanding after this offering.

        The foregoing tables and calculations exclude, as of July 31, 2014, 559,296 shares of common stock to be reserved for future issuance under our Incentive Plan which has been adopted by the board and stockholders and will become effective concurrently with the completion of this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following tables set forth our selected historical consolidated financial data for the fiscal years ended April 30, 2014, 2013, 2012, 2011 and 2010. The selected historical financial data for the fiscal years ended April 30, 2014 and 2013 and the selected consolidated balance sheet data as of April 30, 2014 and 2013 has been derived from our audited consolidated financial statements included elsewhere in this Prospectus. The selected historical financial data for the fiscal periods ended April 30, 2012, 2011 and 2010 and the selected consolidated balance sheet data as of April 30, 2012, 2011 and 2010 has been derived from our audited consolidated financial statements not included in this Prospectus, which, in the opinion of management, include all adjustments, consisting only of usual recurring adjustments, necessary for fair presentation of such data. The consolidated financial information reflects a 100 for 1 stock split of our common stock which we intend to effect prior to the consummation of this offering.

        The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements included elsewhere in this Prospectus.

        The data presented in the table and footnotes below are in thousands, except for diluted net income per share attributed to Peak Resorts, Inc. and the revenue per skier visit amounts.

	Year Ended April 30,
	2014	2013	2012	2011	2010
Income Statement Information
Revenues	$105,205	$99,689	$82,044	$97,586	$89,846
Operating expense(1)	78,833	72,438	67,285	70,815	66,672
Depreciation and amortization	9,207	8,902	9,561	8,054	7,545
Land and building rent	1,464	1,428	1,679	1,948	1,858
Settlement of lawsuit	700	—	—	—	—
Interest expense, net	17,307	12,733	11,465	11,338	11,370
Gain on sale/leaseback	333	333	333	333	333
Gain on acquisition	—	—	—	400	—
Write off of incremental stock issuance cost	—	—	1,168	—	—
Investment income	10	10	23	241	98
(Loss) income before income taxes(2)	(1,962)	4,530	(8,757)	6,404	2,833
Net (loss) income(1)(3)	$(1,501)	$2,707	$(5,295)	$(4,006)	$2,833
Basic and diluted (loss) earnings per share(1)	$(0.38)	$0.68	$(1.33)	$(1.02)	$0.71
Pro Forma Tax Adjustment(2):
Net income	$—	$—	$—	$3,858	$1,625
Basic and diluted earnings per share	$—	$—	$—	$0.97	$0.41
Other Financial Information (unaudited):
Reported EBITDA(4)	$25,366	$25,939	$13,031	$24,822	$21,317
Capital expenditures	10,028	14,900	21,817	19,116	6,009
Other Data (unaudited):
Operations:
Skier visits(5)	1,570	1,520	1,221	1,572	1,606
Revenue per skier visit(6)	$67.02	$65.53	$67.22	$62.06	$55.94
Tube visits	182	166	125	180	170
Total visits	1,752	1,686	1,346	1,752	1,776
Other Balance Sheet Data:
Cash and cash equivalents	$13,186	$11,971	$6,179	$16,463	$19,508
Restricted cash(7)	$13,063	$12,141	$11,036	$11,271	$11,139
Total assets	$207,291	$202,546	$185,813	$180,521	$170,254
Long-term debt and capitalized lease obligations (including long-term debt due within one year)	$175,902	$172,322	$161,499	$144,058	$138,621
Net debt(8)	$162,716	$160,351	$155,330	$127,595	$119,113
Total stockholders' equity	$3,488	$4,990	$2,282	$7,578	$13,733

(1)
Operating expenses before depreciation and amortization and land and building rent.

(2)
The Company was an S-corporation for federal and state income tax purposes until April 30, 2011 when it terminated its S-corporation election. As a result, we did not have a provision for income taxes for fiscal 2011. The Company revoked its S-corporation election effective April 30, 2011. In connection with the revocation, deferred income taxes were reinstated for the tax effect of temporary differences. Net income and basic and diluted earnings per share assuming a pro forma tax adjustment for the years ended April 30, 2011 and 2010 were $3.9 million and $0.97, and $1.6 million and $0.41, respectively, after giving effect to the anticipated 100 for 1 common stock split.

(3)
The deferred income taxes recorded by Mount Snow, Ltd. and L.B.O. Holding, Inc. were written off when they were approved as qualified S-corporations.

(4)
See footnote (1) to the table in the section of this Prospectus titled "Summary Consolidated Financial Information" for a definition of Reported EBITDA and reconciliation to operating income (loss).

(5)
A skier visit represents a person utilizing a ticket or pass to access a mountain resort for any part of one day and includes both paid and complimentary access and excludes tube visits.

(6)
Revenue per skier visit is calculated by dividing total revenue by total skier visits during the respective periods.

(7)
As of April 30 of each year, the end of our fiscal year, we are required to include in restricted cash interest due on our outstanding debt with EPR, our primary lender, and rent under the lease for the Mad River resort for the 10 months following April 30.

(8)
Net debt is defined as long-term debt and capital lease obligations plus long-term debt and capital lease obligations due within one year less cash and cash equivalents.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and notes related thereto included with this Prospectus. To the extent that the following Management's Discussion and Analysis contains statements which are not of a historical nature, such statements involve risks and uncertainties. These risks include, but are not limited to, those discussed in the "Risk Factors" section on page 18 of this Prospectus. The following discussion and analysis should be read in conjunction with the Forward-Looking Statements and the risk factors, each included in this Prospectus.

Overview

        We own or lease and operate 13 ski resorts throughout the Midwestern, Northeastern and Southeastern U.S. Our ski resorts, which include both day ski resorts and overnight drive ski resorts, offer snow skiing, snowboarding and other snow sports. During the last two ski seasons, we had an average of 1.7 million skier visits each year.

        We and our subsidiaries operate in a single business segment—resort operations. The consolidated financial data for our fiscal years ended April 30, 2014 and 2013 and three-month periods ended July 31, 2014 and 2013 presented in this Prospectus is comprised of the data of our 13 ski resorts. Also included in the financial information presented are ancillary services, primarily consisting of food and beverage services, equipment rental, ski instruction, hotel/lodging and retail.

        The opening and closing dates of our ski resorts are dependent upon weather conditions, but our peak ski season generally runs from early December to mid-April. The following tables illustrate the opening and closing dates for the 2009/2010 through 2013/2014 ski seasons for our 13 ski resorts:

Ski Resort	2009/2010 Open Dates	2010/2011 Open Dates	2011/2012 Open Dates	2012/2013 Open Dates	2013/2014 Open Dates
Attitash	Dec 12 - Mar 28	Dec 11 - Apr 3	Nov 25 - Mar 25	Dec 7 - Apr 11	Dec 7 - Apr 6
Alpine Valley(1)	—	—	—	Dec 30 - Mar 3	Dec 28 - Mar 16
Big Boulder	Dec 6 - Apr 4	Nov 29 - Apr 10	Dec 11 - Mar 24	Nov 28 - Apr 20	Nov 14 - Apr 6
Boston Mills	Dec 12 - Mar 20	Dec 10 - Mar 14	Dec 17 - Mar 10	Dec 28 - Mar 10	Nov 29 - Mar 16
Brandywine	Dec 19 - Mar 20	Dec 11 - Mar 13	Dec 30 - Mar 4	Dec 29 - Mar 30	Dec 14 - Mar 16
Crotched Mountain	Dec 11 - Mar 28	Dec 4 - Apr 3	Dec 17 - Mar 18	Dec 1 - Apr 7	Nov 30 - Mar 30
Hidden Valley	Dec 12 - Mar 7	Dec 18 - Feb 27	Jan 4 - Feb 26	Dec 23 - Mar 17	Dec 14 - Mar 15
Jack Frost	Dec 12 - Mar 21	Dec 11 - Mar 13	Dec 17 - Mar 11	Dec 22 - Mar 31	Dec 7 - Mar 23
Mad River	Dec 11 - Mar 7	Dec 10 - Mar 6	Dec 17 - Mar 11	Dec 23 - Mar 17	Nov 30 - Mar 16
Mount Snow	Dec 7 - Apr 11	Nov 25 - Apr 16	Dec 10 - Mar 25	Nov 22 - Apr 21	Nov 15 - Apr 13
Paoli Peaks	Dec 12 - Mar 7	Dec 17 - Feb 27	Jan 3 - Mar 4	Dec 23 - Mar 10	Dec 14 - Mar 9
Snow Creek	Dec 12 - Mar 7	Dec 11 - Mar 6	Dec 17 - Mar 4	Dec 22 - Mar 17	Dec 14 - Mar 9
Wildcat Mountain	Dec 11 - Apr 19	Dec 11 - Apr 24	Dec 18 - Apr 15	Nov 22 - Apr 21	Nov 28 - Apr 27

(1)
Data for Alpine Valley is included for the 2012/2013 and 2013/2014 ski seasons only, as we acquired the ski resort in November 2012.

        We, like other day ski resort and overnight drive ski resort operators, earn our revenues in six principal categories. In order of their contribution, they are: lift tickets, food and beverage sales, equipment rentals, ski instruction, hotel/lodging, and retail. For more detailed information about each revenue category, see "Business—Revenue Components."

        Our single largest source of revenue is the sale of lift tickets (including season passes) which represented approximately 49.1% and 50.2% of net revenue for fiscal 2014 and 2013, respectively. Lift ticket revenue is driven by the volume of lift tickets and season passes sold and the pricing of these items. Most of our season pass products are sold before the start of the ski season. Season pass revenue, although collected prior to the ski season, is recognized in the consolidated statement of earnings (loss) over the ski season based upon the estimated length of the season. For the 2013/2014 and 2012/2013 ski seasons, approximately 28.2% and 26.4%, respectively, of total lift revenue recognized was comprised of season pass revenue. There can be no assurance that future season pass sales will be similar to historical trends.

        The cost structure of our operations has a significant fixed component with variable expenses including, but not limited to, retail and food and beverage cost of sales, labor, power and utilities. As such, profit margins can fluctuate based on the level of revenues.

Seasonality and Quarterly Results

        Our resort operations are seasonal in nature. In particular, revenue and profits for our operations are substantially lower and historically result in losses from late spring to late fall, which occur during our first and second fiscal quarters. Revenue and profits generated by our summer operations are not sufficient to fully offset our off-season losses from our operations. During fiscal 2014, approximately 89.2% of resort revenues were recognized in the third and fourth fiscal quarters. Therefore, the operating results for any interim period are not necessarily indicative of the results that may be achieved for any subsequent quarter or for a full year.

Recent Trends

        The timing and duration of favorable weather conditions impacts our revenues in regard to the timing and number of skier visits. Though the amount of snowfall early in the ski season does encourage skier visits, all of our ski resorts have snowmaking capabilities in the event that the natural snowfall is insufficient. Cold weather, however, is essential to a successful ski season. The weather was favorable during the 2013/2014 ski season, but there is no way to predict favorable weather conditions in the future. We sell season passes prior to the start of the ski season to help mitigate any negative effects that unfavorable weather may have on our revenues.

        We have increased the prices of most of our lift tickets, passes and certain other products and services in each of the last two seasons. There can be no assurance that we will be able to increase prices in the future or predict the impact that pricing increases may have on visitation or revenue.

        We had one major capital project in fiscal 2014. At Alpine Valley in Ohio, we replaced the pump house and maintenance buildings, significantly improved our snowmaking capacity and improved our uphill capacity with the addition of two ski lifts.

        We had three major capital projects in fiscal 2013. At Crotched Mountain in New Hampshire, we replaced a fixed grip quad with a high speed detachable lift. In conjunction with the new lift, we added 25% more skiable terrain. At Brandywine in Ohio, we replaced the three-skier services buildings with a new 48,000 square foot lodge. At Hidden Valley in Missouri, we opened approximately 40% more skiable terrain, added a fixed grip quad chair lift and remodeled the interior of the main ski lodge.

        In October 2012, we purchased the outstanding common stock of Sycamore Lake, Inc. (doing business as Alpine Valley Ski Area in Cleveland, Ohio) for $2.6 million. This acquisition enables us to employ pricing strategies and cost synergies with our other two Cleveland resorts.

Results of Operations

Summary

        Our operating results for fiscal 2014 and fiscal 2013 and the three months ended July 31, 2014 and 2013 are presented by category as follows (dollars and total visits in thousands):

	Three Months Ended July 31,			Year Ended April 30,
	2014	2013	Percent Increase (Decrease) 2014/2013	2014	2013	Percent Increase (Decrease) 2014/2013
Revenue:
Lift and tubing tickets	$—	$—	—%	$51,672	$50,085	3.2%
Food and beverage	1,712	1,602	6.9%	18,638	17,339	7.5%
Equipment rental	—	—	—%	8,584	7,601	12.9%
Ski instruction	—	—	—%	7,130	6,775	5.2%
Hotel/lodging	1,323	1,244	6.4%	7,479	7,156	4.5%
Retail	160	118	35.6%	4,811	4,536	6.1%
Other	2,401	2,056	16.8%	6,891	6,196	11.2%

Total revenue	5,596	5,020	11.5%	105,205	99,689	5.5%
Operating expense:
Labor and labor related expenses	6,259	5,835	7.3%	38,950	36,029	8.1%
Retail and food and beverage cost of sales	634	547	15.9%	9,122	8,638	5.6%
Power and utilities	691	620	11.5%	8,500	7,593	11.9%
Real estate and other taxes	477	488	(2.3)%	1,651	1,817	(9.1)%
Land and building rent	357	347	2.9%	1,464	1,428	2.5%
General and administrative expense	1,086	835	30.1%	3,940	2,529	55.8%
Other expense	2,862	2,735	4.6%	17,370	15,832	9.7%

Total operating expense prior to depreciation and amortization	12,366	11,407	8.4%	80,997	73,866	8.7%

Depreciation and amortization	2,306	2,287	0.8%	9,207	8,902	3.4%

Total operating expense	14,672	13,694	7.1%	90,204	82,768	8.1%

Operating income	$(9,076)	$(8,674)	(4.6)%	$15,001	$16,921	(7.2)%

Total reported EBITDA	$(6,445)	$(6,347)	(6.6)%	$25,366	$25,939	(2.2)%

Total visits	N/A	N/A	N/A	1,752	1,686	3.9%

        We have chosen to specifically include Reported EBITDA (defined as net income before interest, income taxes, depreciation and amortization, gain on sale leaseback, investment income, other income or expense and other non-recurring items) as a measurement of our results of operations because we consider this measurement to be a significant indication of our financial performance and available capital resources. Reported EBITDA is not a measure of financial performance under GAAP. We provide a reconciliation of Reported EBITDA to net income, the most directly comparable GAAP measurement, below.

        Management considers Reported EBITDA to be a significant indication of our financial performance and available capital resources. Because of large depreciation and other charges relating to our ski resorts, it is difficult for management to fully and accurately evaluate our financial results and available capital resources using net income. Management believes that by providing investors with Reported EBITDA, investors will have a clearer understanding of our financial performance and cash flow because Reported EBITDA: (i) is widely used in the ski industry to measure a company's operating performance without regard to items excluded from the calculation of such measure, which can vary by company primarily based upon the structure or existence of their financing; (ii) helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the effect of our capital structure and asset base from our operating structure; and (iii) is used by our management for various purposes, including as a measure of performance of our operating entities and as a basis for planning.

        Items excluded from Reported EBITDA are significant components in understanding and assessing financial performance or liquidity. Reported EBITDA should not be considered in isolation or as alternative to, or substitute for, net income, net change in cash and cash equivalents or other financial statement data presented in the consolidated financial statements as indicators of financial performance or liquidity. Because Reported EBITDA is not a measurement determined in accordance with GAAP and is susceptible to varying calculations, Reported EBITDA as presented may not be comparable to other similarly titled measures of other companies.

        The following table includes a reconciliation of Reported EBITDA to net income (loss) (in thousands):

	Three Months Ended July 31,		Year Ended April 30,
	2014	2013	2014	2013
Net (loss) income	$(8,160)	$(7,880)	$(1,501)	$2,707
Income tax (benefit) provision	(5,172)	(4,981)	(461)	1,823
Interest expense, net	4,342	4,274	17,307	12,733
Depreciation and amortization	2,306	2,287	9,207	8,902
Investment income	(3)	(4)	(10)	(10)
Gain on sale/leaseback	(83)	(83)	(333)	(333)
Non-routine legal fees and settlement of lawsuit	325	40	1,157	117

Reported EBITDA	$(6,445)	$(6,347)	$25,366	$25,939

        As discussed in the "Use of Proceeds" section of this Prospectus, we intend to use the proceeds from this offering as follows: (i) approximately $75.8 million to repay a portion of our outstanding debt; (ii) approximately $0.4 million to acquire the portion of the land underlying Crotched Mountain that we currently lease; and (iii) up to $5.0 million to pay a defeasance fee to EPR in connection with the prepayment of a portion of our debt. Assuming that this offering occurred on May 1, 2013, the first day of fiscal 2014, the pro forma impact of the debt repayment would increase net income by approximately $4.7 million as a result of a $7.7 million savings on interest payments relating to the debt being prepaid and rent expense related to the portion of Crotched Mountain that we currently lease, net of income taxes due on the additional income at a rate of 39.0%.

Three Months Ended July 31, 2014 Compared to the Three Months Ended July 31, 2013

        Food and beverage revenue increased $0.11 million, or 6.9%, for the first three months of fiscal 2015 compared to the same period in fiscal 2014. The increase is a result of higher food and beverage sales at Mount Snow of $0.14 million attributable to the Tough Mudder event held at Mount Snow during the first quarter of fiscal 2015, as well as increased sales at Big Boulder of $0.07 million, offset by a decrease of $0.11 million in sales at Attitash and $0.01 million at our other resorts.

        Hotel/lodging revenue increased $0.08 million, or 6.4%, for the first three months of fiscal 2015 compared to the same period of fiscal 2014 because of an increase in revenue at Mount Snow of $0.15 million from the Tough Mudder event, offset by a decrease of $0.07 million at Attitash as a result of decreased occupancy due to fewer group bookings.

        Other income increased $0.35 million for the first three months of fiscal 2015 compared to the same period of fiscal 2014 attributable to the Tough Mudder event at Mount Snow which increased sales by $0.14 million, an increase in sales at Big Boulder of $0.16 million from the lease of the Boulder Lake Club in fiscal 2015 and an increase of summer revenue at Boston Mills of $0.03 million and Wildcat of $0.02 million.

        Labor and labor related expenses increased $0.4 million, or 7.3%, for the first three months of fiscal 2015compared to the same period of fiscal 2014 because of a $0.3 million increase in labor as a result of compensation increases for full time employees implemented after the first quarter of fiscal 2014 and the Tough Mudder event at Mount Snow. In addition, workers' compensation expense increased $0.1 million because of an increase in rates.

        Retail and food and beverage cost of sales increased $0.09 million, or 15.9%, as a result of increased retail and food and beverage revenue and an increase in the cost complement at Mount Snow.

        Power and utilities increased $0.07 million, or 11.2%, for the first three months of fiscal 2015 versus the same period of fiscal 2014 as a result of increased utility rates.

        General and administrative expense increased $0.25 million, or 30.1%, for the first three months of fiscal 2015 versus the same period of fiscal 2014 primarily due to an increase in legal fees related to litigation settled in the second quarter of fiscal 2015. The charge related to the ultimate settlement of this litigation was recognized in the consolidated financial statements for the year ended April 30, 2014.

        Other expense increased $0.13 million, or 4.6%, for the first three months of fiscal 2015 compared to the same period of fiscal 2014 resulting from a $0.09 million increase in legal fees related to litigation settled in the second quarter of fiscal 2015. The settlement of this litigation was recognized in the second quarter of fiscal 2015. In addition, $0.04 million of the increase in other expense was due to increased repairs and maintenance expense at Jack Frost and Big Boulder.

Other Income and Expenses

        The following table illustrates our other income and expenses during each of the three-month periods ended July 31, 2014 (in thousands):

	Three Months Ended July 31,
			Increase (Decrease) 2014/2013
	2014	2013
Other income:
Investment income	$3	$4	$(1)
Gain on sale/leaseback	83	83	—
Other expenses:
Depreciation and amortization	2,306	2,287	19
Interest expense, net	4,342	4,274	68
Income tax benefit	(5,152)	(4,981)	(171)

        In addition to operating results, the following material items contributed to our overall financial performance:

        Interest expense, net.    The increase in interest expense, net of $0.07 million, was a result of an increase in interest rates for the first three months of fiscal 2015 as compared to the same period of fiscal 2014.

        Income tax benefit.    The income tax benefit increased $0.2 million as a result of an increase in the loss before income tax benefit of $0.5 million for the first three months of fiscal 2015 as compared to the same period of fiscal 2014.

Fiscal 2014 Compared to Fiscal 2013

        Lift and tubing revenue increased $1.6 million, or 3.2%, for fiscal 2014 compared to fiscal 2013. Total visits for fiscal 2014 increased 3.9% compared to fiscal 2013, which was primarily due to favorable weather conditions. Season pass sales increased $1.3 million, or 10.1%, from fiscal 2013 to fiscal 2014. The increase in revenue from increased skier visits and the increase in season pass sales was offset by a decrease of $0.6 million in yield per skier visit. Yield is determined by dividing lift revenue by skier visits.

        Food and beverage revenue increased $1.3 million, or 7.5%, for fiscal 2014 compared to fiscal 2013, which is attributable to increased skier visits and an increase in yield per skier visit of $0.6 million.

        Rental revenue increased $1.0 million, or 12.9%, for fiscal 2014 compared to fiscal 2013, which is attributable to increased skier visits and an increase in yield per skier visit of $0.7 million.

        Ski instruction revenue increased $0.4 million, or 5.2%, for fiscal 2014 compared to fiscal 2013, which is attributable to increased skier visits and an increase in yield per skier visit of $0.1 million.

        Hotel and lodging revenue increased $0.3 million, or 4.5%, for fiscal 2014 compared to fiscal 2013, which is attributable to increased skier visits and increased summer occupancy.

        Retail revenue increased $0.3 million, or 6.1%, for fiscal 2014 compared to fiscal 2013, which is attributable to increased skier visits and by an increase in yield per skier visit of $0.1 million.

        Labor and related benefit expense increased by $2.9 million, or 8.1%, for fiscal 2014 compared to fiscal 2013. Fiscal 2014 was a good weather year and several of our resorts opened earlier than normal. On average, our resorts were open 106.2 days in fiscal 2014 as compared to 98.5 days in fiscal 2013.

        Retail and food and beverage cost of sales increased by $0.5 million, or 5.6%, for fiscal 2014 as compared to fiscal 2013, as a result of increased skier visits, which was offset by a decrease in cost of sales as related to related revenues of 0.6%.

        Power and utility expense for fiscal 2014 increased by $0.9 million, or 11.9%, as compared to fiscal 2013 due to a longer season at our ski resorts in fiscal 2014 and increased power rates.

        Real estate and other taxes decreased by $0.2 million, or 9.1%, for fiscal 2014 compared to fiscal 2013. The decrease is due to favorable adjustments.

        Depreciation and amortization increased $0.3 million in fiscal 2014 as compared to fiscal 2013, $0.2 million of which was due to an entire year of depreciation of the Alpine Valley resort and $0.1 million of which was due to assets acquired in the other resorts.

        General and administrative expense for fiscal 2014 increased by $1.4 million, or 55.8%, as compared to fiscal 2013, primarily because of increased legal and professional fees of $0.5 million and the settlement of a lawsuit of $0.7 million.

        Other expense increased by $1.5 million, or 9.7%, for fiscal 2014 compared to fiscal 2013, of which $0.2 million is attributable to an increase in advertising spending, $0.2 million is due to an increase in professional fees, $0.4 million is attributable to an increase in repairs and maintenance, $0.1 million is attributable to an increase in general liability insurance related to the increase in revenue, $0.4 million is attributable to increased spending for supplies and $0.2 million is attributable to an increase in uniform costs.

Other Income and Expenses

        The following table illustrates our other income and expenses during the two-year period ended April 30, 2014 (in thousands):

	Year Ended April 30,
			Increase (Decrease) 2014/2013
	2014	2013
Other income:
Investment income	$10	$10	$0
Other expenses:
Interest expense, net	17,307	12,733	4,574
Income tax expense (benefit)	(461)	1,823	(2,284)

        In addition to operating results, the following material items contribute to our overall financial performance:

        Interest expense, net.    Interest expense increased by $4.6 million in fiscal 2014 as compared to fiscal 2013, of which $3.6 million is a result of a decrease in capitalized interest, $0.8 million is due to increased borrowings and $0.2 million is due to interest rate increases.

        Income tax provision.    The Income tax provision for fiscal 2014 and 2013 was based on income (loss) before income tax. The change is a result of the change from net income in fiscal 2013 to net loss in fiscal 2014 and the impact of permanent items.

Liquidity and Capital Resources

  Significant Sources of Cash

        Our available cash is the highest in our fourth quarter primarily due to the seasonality of our resort business. We had $6.0 million of cash and cash equivalents at July 31, 2014 compared to $13.2 million at April 30, 2014. We used $8.9 million of cash in operating activities during the three months ended July 31, 2014 compared to $5.7 million of cash used in the three months ended July 31, 2013. We generate the majority of our cash from operations during the ski season, which occurs in our third and fourth quarters. We currently anticipate that Reported EBITDA will continue to provide a significant source of our future operating cash flows.

        In addition to our $6.0 million of cash and cash equivalents at July 31, 2014, we have available $10.0 million under various loan agreements to fund expansion and capital expenditures at our ski resorts. We expect that our liquidity needs for the near term and the next fiscal year will be met by continued use of operating cash flows (primarily those generated in our third and fourth fiscal quarters) and additional borrowings under our loan arrangements, as needed.

        Long-term debt at July 31, 2014 and April 30, 2014 consisted of borrowings pursuant to the loans and other credit facilities with EPR, our primary lender, discussed below. In November 2014, we entered into a Restructure Agreement with EPR providing for the prepayment of a portion of our outstanding debt. We have presented in the table below the borrowings at July 31, 2014 and April 30, 2014, as well as the pro forma balances of these borrowings following the proposed repayment of certain of the debt out of the offering proceeds. See "Use of Proceeds" and "—Recent Developments" for additional details relating to the proposed restructuring.

	(in thousands)
	July 31, 2014	April 30, 2014	Pro Forma Balance at Closing
Attitash/Mount Snow Debt, payable in monthly interest-only payments at an increasing interest rate (10.93% at July 31, 2014 and April 30, 2014), remaining principal and interest due on April 3, 2027	$63,500	$63,500	$51,050
Mount Snow Development Debt, payable in monthly interest-only payments at 10.00%, remaining principal and interest due on April 1, 2016	42,907	42,907	—
Credit Facility Debt, payable in monthly interest-only payments at an increasing interest rate (9.98% at July 31, 2014 and April 30, 2014), remaining principal and interest due on October 29, 2027	47,029	47,029	37,562
Crotched Mountain Debt, payable in monthly interest-only payments at an increasing interest rate (10.27% at July 31, 2014 and April 30, 2014), remaining principal and interest due on March 10, 2027	10,972	10,972	—
Sycamore Lake (Alpine Valley) Debt, payable in monthly interest-only payments at an increasing interest rate (10.20% at July 31, 2014 and April 30, 2014) remaining principal and interest due on December 19, 2032	4,550	4,550	4,550
Wildcat Mountain Debt, payable in monthly installments of $27,300, including interest at a rate of 4.00%, with remaining principal and interest due on December 22, 2020	3,919	3,962	3,919
Other debt	2,204	2,311	2,204

	175,081	175,230	99,285
Less: current maturities	550	579	550

	$174,531	$174,652	$98,735

        The Attitash/Mount Snow Debt due April 3, 2027 in the foregoing table represents amounts borrowed by the Company as follows:

  •
  $15.7 million borrowed pursuant to a Loan Agreement entered into by and between the Company, as borrower, and EPT Mount Attitash, Inc., as lender, dated as of April 4, 2007, as evidenced by a promissory note in the amount of $15.7 million dated as of April 4, 2007 and modified on October 30, 2007 (collectively, the "Attitash Loan Documents"); and

  •
  $59.0 million borrowed pursuant to a Loan Agreement entered into by and between the Company, as borrower, and EPT Mount Snow, Inc., as lender, dated as of April 4, 2007, as modified by the First Modification Agreement by and between such parties, dated as of June 30, 2009 (the "Mount Snow First Modification Agreement"), as evidenced by an amended and restated promissory note in the amount of $59.0 million, dated as of June 30, 2009 (collectively, the "Mount Snow Loan Documents").

        The Company entered into the Attitash Loan Documents and Mount Snow Loan Documents in connection with the 2007 acquisitions of Attitash and Mount Snow. In addition to the funds borrowed on the date of the acquisitions, the Attitash Loan Documents and the Mount Snow Loan Documents provided for $25.0 million of additional borrowing capacity as of the date of the acquisitions to be drawn to fund improvements and capital expenditures at Attitash and Mount Snow, subject to the approval of the lender. At July 31, 2014, $10.0 million remained to fund approved capital expenditures and improvements in future years.

        The $59.0 million borrowed pursuant to the Mount Snow Loan Documents includes $1.2 million of additional funds available under the Mount Snow First Modification Agreement to be used for purposes stipulated by such agreement or other purposes as approved by the lender. No borrowings have been made under this arrangement.

        Commencing April 1, 2008 and each April 1st thereafter, the interest rates relating to the debt outstanding under the Attitash Loan Documents and Mount Snow Loan Documents will increase from the prior interest rate measurement date by the lesser of three times the percentage increase in the Consumer Price Index ("CPI") or a factor of 1.015 (the "Capped CPI Index") unless specified debt service coverage ratios are maintained for a period of two consecutive years. If the target debt service coverage ratios are attained and maintained, the interest rate will be 100 basis points lower than it otherwise would have been. On November 10, 2014, the Company entered into a Restructure Agreement which shall, upon the closing of the transactions described therein, restructure the Company's debt to EPR. As part of such restructuring, the option to reduce the interest rate upon attaining and maintaining the target debt service coverage ratios will be removed. For the three months ended July 31, 2014 and the year ended April 30, 2014, we have not attained the specified debt service coverage ratios, and therefore, our interest rates have increased. We continue to work on meeting these ratios in order to stabilize interest rates in the future. The target debt service coverage ratio for the current fiscal year and each of the fiscal years ended April 30, 2014 and 2013 is 2.0 to 1.0 under both the Mount Snow Loan Documents and the Attitash Loan Documents. The Company's actual debt service coverage ratio for each of the last two fiscal years was as follows:

	Actual Debt Service Coverage Ratios for the Fiscal Years Ended April 30,
	2014	2013
Mount Snow Loan Documents	1.6 to 1.0	1.9 to 1.0
Attitash Loan Documents	1.6 to 1.0	2.0 to 1.0

        The Capped CPI Index is an embedded derivative, but the Company has concluded that the derivative does not require bifurcation and separate presentation at fair value because the Capped CPI Index was determined to be clearly and closely related to the debt instrument.

        The Credit Facility Agreement provides for additional interest payments under certain circumstances. Specifically, if the gross receipts of the respective property during any fiscal year exceed an amount determined by dividing the amount of interest otherwise due during that period by 10%, an additional interest payment equal to 10% of such excess is required. No additional interest payments were due for the three months ended July 31, 2014 or for each of the years ended April 30, 2014 or 2013.

        The Mount Snow Development Debt due April 1, 2016 represents obligations incurred to provide financing for the acquisition of land at Mount Snow that is in development stages. On April 4, 2007, the Company and Mount Snow, Ltd., as borrowers, entered into a promissory note in favor of EPT Mount Snow, Inc., as lender, in the amount of $25.0 million, which was later modified by (i) the Modification Agreement dated as of April 1, 2010 to increase the amount of funds available to $41.0 million, (ii) the Second Modification Agreement dated as of July 13, 2012 to change the maturity date to April 1, 2013, and (iii) the Third Modification Agreement dated as of April 1, 2013 to change the maturity date to April 1, 2016 and to acknowledge the outstanding principal and interest owing under the promissory note as of April 1, 2013 (approximately $42.9 million) (collectively, the "Mount Snow Development Loan Documents"). The outstanding balance under the Mount Snow Development Loan Documents has an annual interest rate of 10.00%. Principal payments are required to be made from all proceeds from any sale of development land at Mount Snow with any remaining principal due at maturity.

        The Credit Facility Debt due October 29, 2027 represents amounts due pursuant to the Amended and Restated Credit and Security Agreement, dated as of October 30, 2007, among the Company and certain of its affiliates, as borrowers, and EPT Ski Properties, Inc., as lender (the "Credit Facility Agreement"), as modified by the terms of the Loan Agreement among the parties dated July 13, 2012. In connection with entry into the Credit Facility Agreement, the borrowers executed an amended and restated promissory note, dated as of October 30, 2007, in the amount of $31.0 million, which was later modified by (i) a second amended and restated promissory note, dated as of August 5, 2008, which increased the amount of funds available to $41.0 million, (ii) a third amended and restated promissory note, dated as of December 15, 2011, which increased the amount available to $50.0 million, (iii) a fourth amended and restated promissory note, dated as of May 14, 2012, which increased the amount available to approximately $53.0 million, and (v) a fifth amended and restated promissory note, dated as of July 13, 2012, which increased the amount available to approximately $56.0 million (collectively with the Credit Facility Agreement, the "Credit Facility Documents"). At July 31, 2014, approximately $9.0 million remained available under the Credit Facility Documents for approved capital expenditures. The interest rate for borrowings under the Credit Facility Documents increases each October 1 during the term of the Credit Facility Documents, such increase to be the lesser of two times the increase in the CPI or Capped CPI Index.

        The Crotched Mountain Debt due March 10, 2027 noted in the table above represents amounts due to EPT Crotched Mountain, Inc. pursuant to a promissory note made by SNH Development, Inc., the Company's wholly owned subsidiary. The promissory note, dated as of March 10, 2006 (the "Crotched Mountain Note"), was made in the principal amount of $8.0 million, the proceeds of which were used to pay off all outstanding debt secured by our Crotched Mountain ski resort and for general working capital purposes. The Crotched Mountain Note was amended on July 13, 2012 to increase the funds available to approximately $11.0 million. The interest rate applicable to the outstanding debt under the Crotched Mountain Note increases each April 1 during the term of the Crotched Mountain Note, such increase to be the lesser of the rate of interest in the previous year multiplied by the Capped CPI Index or the sum of the rate of interest in the previous year plus the product of (x) the rate of interest in the previous year and (y) the percentage increase in the CPI from the CPI in effect on April 1 of the current year over the CPI in effect on the April 1 of the immediately preceding year.

        The Sycamore Lake (Alpine Valley) Debt due December 19, 2032 represents amounts due to EPT Ski Properties, Inc. pursuant to the Loan Agreement between Sycamore Lake, Inc. and EPT Ski Properties, Inc., dated as of November 19, 2012, as modified by the First Amendment to Loan Agreement dated July 26, 2013. On November 19, 2012, Sycamore Lake entered into a promissory note in favor of EPT Ski Properties, Inc. (the "Sycamore Lake (Alpine Valley) Note") in the principal amount of approximately $5.1 million, the proceeds of which were used to acquire the outstanding stock of Sycamore Lake, Inc. and to finance the expansion of the Alpine Valley ski resort. The interest rate applicable to the outstanding debt under the Sycamore Lake (Alpine Valley) Note increases each December 19 during the term of the Sycamore Lake (Alpine Valley) Note, such increase to be the lesser of the rate of interest in the previous year multiplied by the Capped CPI Index or three times the percentage increase in the CPI from the CPI in effect on December 19 of the current year over the CPI in effect on December 19 of the immediately preceding year.

        The Wildcat Mountain Debt due December 22, 2020 represents amounts owed pursuant to a promissory note in the principal amount of $4.5 million made by WC Acquisition Corp. in favor of Wildcat Mountain Ski Area, Inc., Meadow Green—Wildcat Skilift Corp. and Meadow Green—Wildcat Corp., (the "Wildcat Note"). The Wildcat Note, dated November 22, 2010, was made in connection with the acquisition of Wildcat Mountain, which was effective as of October 20, 2010. The interest rate as set forth in the Wildcat Note is fixed at 4.00%.

        Substantially all of the Company's assets serve as collateral for our long-term debt.

  Recent Developments

        On November 10, 2014, the Company and certain of its subsidiaries entered into a Restructure Agreement with certain affiliates of the Company's primary lender, EPR, providing for the prepayment of certain formerly non-prepayable notes in the event that the Company's net proceeds from this offering exceed approximately $44.9 million plus closing and transaction costs (such transaction previously referred to in this prospectus as the "Debt Restructure").

        The Debt Restructure allows the Company to pre-pay up to approximately $76.2 million in debt secured by the Crotched Mountain, Attitash, Paoli Peaks, Hidden Valley and Snow Creek properties and to retire one of the notes associated with the future development of Mount Snow, with the closing of such transaction to occur three business days following closing of the offering and to be contingent upon the Company's receipt of net proceeds from this offering sufficient to pre-pay the Mount Snow Development Debt of approximately $42.9 million, a Defeasance Fee not to exceed $5 million (which amount adjusts based on the actual amount of the prepayment but which will in no event be less than $2 million), and certain closing and transaction costs. In the event that the net proceeds exceed the sum of such amounts, various notes and mortgages will be paid down in the following order: Crotched Mountain, Attitash, Snow Creek, Paoli Peaks and Hidden Valley.

        In exchange for such prepayment right, the Debt Restructure provides that EPR shall be granted a purchase option on the Boston Mills, Brandywine, Jack Frost, Big Boulder and Alpine Valley properties, which will be exercisable as to any one or more of such properties on the maturity date of the notes and mortgages for such properties by the delivery of written notice by EPR to the Company at least one (1) year prior to such maturity date and upon payment of a purchase price for each such property calculated by multiplying the previous fiscal year's EBITDAR (defined as earnings before interest, taxes, debt service and rent) applicable to such property by fifty percent (50%) and dividing the product by the applicable initial interest rate payable under the note associated with such property, with a minimum purchase price of not less than the outstanding balance of the applicable loan on the closing date. Upon the closing of the sale under the option, EPR will enter into an agreement with the Company or one of its subsidiaries for the lease of each such acquired property for an initial term of 20 years, plus options to extend the lease for two additional periods of 10 years each. All current option agreements between the Company and/or its subsidiaries and EPR shall be terminated at the time of the closing of the Debt Restructure. In addition, the Company has agreed to extend the maturity dates on all non-prepayable notes and mortgages secured by the Mount Snow, Boston Mills, Brandywine, Jack Frost, Big Boulder and Alpine Valley properties remaining after the closing of this offering by seven years to a period of 20 years from the date of the closing of the transactions contemplated by the Debt Restructure and to extend the lease for the Mad River property, previously terminating in 2026 until December 31, 2034.

        In addition, the Debt Restructure provides for a right of first refusal on the part of EPR to provide all or a portion of the financing associated with any purchase, ground lease, sale/leaseback, management or financing transaction contemplated by the Company or any of its subsidiaries with respect to any new or existing ski resort property for a period of seven years after the closing of the transactions contemplated by the Debt Restructure. Proposed financings from certain types of institutional lenders providing a loan to value ratio of less than 60% (as relates to the applicable property being financed) are excluded from the right of first refusal. An additional right of first refusal will be granted to EPR with respect to any sale or transfer of Attitash.

        The Restructure Agreement also contemplates that the Company and certain of its subsidiaries will enter into the Master Credit Agreement with EPR containing additional terms and conditions governing the restructured loans, including restrictions on certain transactions including mergers, acquisitions, leases, asset sales, loans to third parties, and the incurrence of additional debt and liens. Financial covenants set forth in the Master Credit Agreement consist of a maximum Leverage Ratio (as defined in the Master Credit Agreement) of 65%, above which the Company and certain of its subsidiaries are prohibited from incurring additional indebtedness, and a Consolidated Fixed Charge

Coverage Ratio (as defined in the Master Credit Agreement) covenant, which (a) requires the Company to increase the balance of its debt service reserve account if the Company's Consolidated Fixed Charge Coverage Ratio falls below 1.50:1.00, and (b) prohibits the Company from paying dividends if the ratio is below 1.25:1.00. The payment of dividends is also prohibited during default situations. The Master Credit Agreement also provides for additional interest payments under certain circumstances. Specifically, if the gross receipts of the properties securing the loans during any fiscal year exceed an amount determined by dividing the amount of interest otherwise due during that period by 10%, and additional interest payment equal to 10% of such excess is required.

        Under the terms of the Master Credit Agreement, the occurrence of a Change of Control is an event of default. A Change of Control will be deemed to occur if (i) within two years after the effective date of the Master Credit Agreement, Messrs. Boyd, Mueller and Deutsch cease to beneficially own and control less than 50% of the amount of the Company's outstanding voting stock that they own as of such effective date, or (ii) the Company ceases to beneficially own and control less than all of the outstanding shares of voting stock of those subsidiaries which are borrowers under the Master Credit Agreement.

        At the closing of the transactions contemplated by the Debt Restructure, the personal guarantees of Messrs. Boyd, Mueller and Deutsch with respect to all obligations of the Company to EPR will be released, and all obligations of the Company to EPR will be guaranteed by certain of the Company's subsidiaries.

  Three Months Ended July 31, 2014 Compared to the Three Months Ended July 31, 2013

        We used $8.9 million of cash from operating activities in the first three months of fiscal 2015, an increase of $3.2 million when compared to the $5.7 million used in the first three months of fiscal 2014. The decrease in operating cash flows was a result of an increase in the loss from operations, offset by a decrease in unearned revenue as a result of a change in a season pass deadline from June 1, 2014 to April 30, 2014.

        Cash provided by investing activities decreased by $4.4 million from the first three months of fiscal 2015 compared to the same period of fiscal 2014. The decrease was a result of increased additions to property and equipment, offset by a decrease in restricted cash.

        Cash provided by financing activities increased by $3.1 million from the first three months of fiscal 2015 compared to the same period of fiscal 2014 because of the EB-5 funds held in escrow. See "—Significant Uses of Cash."

  Fiscal 2014 Compared to Fiscal 2013

        We generated $10.0 million of cash from operating activities in fiscal 2014, a decrease of $4.1 million when compared to the cash provided by operations of $14.1 million in fiscal 2013. The decrease in operating cash flows was primarily a result of increased cost of operations in fiscal 2014 compared to fiscal 2013 and an increase in unearned revenue as of April 30, 2014 primarily as a result of the change in season pass deadline at Mount Snow to April 30 in fiscal 2014 versus June 1 in fiscal 2013.

        Cash used in investing activities increased by $0.2 million in fiscal 2014 compared to fiscal 2013 due to an increase in property and equipment.

  Significant Uses of Cash

        Our cash uses currently include operating expenditures and capital expenditures for assets to be used in operations. We have historically invested significant cash in capital expenditures for our resort operations and expect to continue to invest in the future. Significant investments made in fiscal 2014 and fiscal 2013 for improvements at Alpine Valley, Crotched Mountain, Brandywine and Hidden Valley are not of a recurring nature. Current capital expenditure levels will primarily include investments that allow us to maintain our high quality standards, as well as certain incremental discretionary improvements at our resorts. Resort capital expenditures for fiscal 2014 were approximately $10.0 million. We currently anticipate we will spend approximately $8.0 million to $10.0 million on resort capital expenditures for fiscal 2015. Major capital expenditure projects for fiscal 2015 include: the installation of a Zip Rider at Attitash at a cost of approximately $1.8 million; installation of snowmaking equipment and making snowmaking infrastructure improvements at Wildcat Mountain at a cost of approximately $1.1 million; and installation of snowmaking equipment at Attitash and Mount Snow at a cost of approximately $0.6 million. We currently plan to use cash on hand, available borrowings under our loan arrangements and/or cash flow generated from future operations to provide the cash necessary to execute our capital plans and believe that these sources of cash will be adequate to meet our needs.

        In October 2014, the Company entered into a capital lease to finance the construction of the Zip Rider at Attitash. The lease is payable in 60 monthly payments of $38,800, commencing November 2014. The Company has a $1.00 purchase option at the end of the lease term. Messrs. Boyd, Mueller and Deutsch have personally guaranteed the lease.

        Although we have no significant third party commitments currently outstanding, we may incur substantial costs for our ongoing Mount Snow development, subject to obtaining required permits and approvals. We plan to finance any future development activity through operating cash reserves, initial condominium deposits and bridge loans, which would be paid upon project completion mostly through the receipt of remaining committed condominium unit sales. We intend to fund our Mount Snow development by raising funds under the Immigrant Investor Program administered by the U.S. Citizenship and Immigration Services ("USCIS") pursuant to the Immigration and Nationality Act. This program was created to stimulate the U.S. economy through the creation of jobs and capital investments in U.S. companies by foreign investors. The program allocates 10,000 immigrant visas ("EB-5 Visas") per year to qualified individuals seeking lawful permanent resident status on the basis of their investment in a U.S. commercial enterprise. Under the regional center pilot immigration program first enacted in 1992, certain EB-5 Visas also are set aside for investors in regional centers designated by the USCIS based on proposals for promoting economic growth. Regional centers are organizations, either publicly owned by cities, states or regional development agencies or privately owned, which facilitate investment in job-creating economic development projects by pooling capital raised under the EB-5 Immigrant Investor Program. Areas within regional centers that are rural areas or areas experiencing unemployment numbers higher than the national unemployment average rates are designated as Targeted Employment Areas ("TEA"). The regional center pilot program expires in September 2015, but given that it has been regularly reauthorized since its enactment in 1992, we expect the pilot program to continue. We refer to the Immigrant Investor Program and the regional center pilot program herein as the "EB-5 program."

        We have established two wholly-owned subsidiary limited partnerships (collectively, the "Partnership") of Mount Snow to operate within a TEA within the State of Vermont Regional Center. Through the Partnership, we are seeking to raise $52.0 million by offering units in the Partnership to qualified accredited EB-5 investors for a subscription price of $500,000 per unit, which is the minimum investment that an investor in a TEA project is required to make pursuant to EB-5 program rules. The proceeds of the offering will be used to fund loans that will be advanced to newly-created wholly-owned subsidiaries of Mount Snow to finance the development of two capital projects at Mount Snow—the West Lake Project and the Carinthia Ski Lodge Project (together, the "Projects"). The terms of these loans are expected to be 1.0% fixed for five years with up to a two year extension at 7.0% in year six and 10.0% in year seven. Upon funding of the loans, the Company will receive a development fee equal to 15.0% of the loans as well as costs incurred in developing the program. The Mount Snow EB-5 program must be approved by both the State of Vermont Regional Business Center and the USCIS. We have received approval from the State of Vermont's Regional Business Center and expect to receive approval from the USCIS due to the operation of the Partnership in a TEA and the large number of jobs to be created in connection with the Projects.

        The West Lake Project includes the construction of a new water storage reservoir for snowmaking with capacity of up to 120 million gallons, three new pump houses and the installation of snowmaking pipelines, trail upgrades and expansion, new ski lift and ancillary equipment. The Carinthia Ski Lodge Project includes the construction of Carinthia Ski Lodge, a new three-story, approximately 36,000-square foot skier service building located at the base of the Carinthia slopes. Carinthia Ski Lodge will include a restaurant, cafeteria and bars with seating for over 600 people, a retail store, convenience store and sales center for lift tickets and rentals. The anticipated overall cost of the Projects is $66.0 million, of which $52.0 million is intended to be funded with the proceeds from the EB-5 offering. We expect the remaining $14.0 million to be provided by Mount Snow with an additional investment in cash, land or value.

        The Partnership intends to offer the units to investors primarily located in China, Taiwan, Vietnam and certain countries in the Middle East either directly or through relationships with agents qualified in their respective countries, in which case the Partnership typically pays a sales commission. Once an investor's subscription and funds are accepted by the Partnership, the investor must file a petition ("I-526 Petition") with the USCIS seeking, among other things, approval of the investment's suitability under the EB-5 program requirements and the investor's suitability and source of funds. All investments will be held in a non-interest bearing escrow account and will not be released until the USCIS approves the first I-526 Petition filed by an investor in the Partnership, which typically occurs between 12 and 18 months from the initial I-526 Petition filing date.

        As of the date of this Prospectus, we have commitments for $16.0 million in Partnership investments, $13.4 million of which has been funded and is being held in escrow. The first investor's I-526 Petition was filed in May 2014 and is pending approval by the USCIS, which we expect will occur by the end of calendar 2015 in line with the typical approval timeline. As such, we intend to release funds from escrow and commence the Projects in the second half of calendar year 2015. If the Projects commence in the second half of calendar year 2015 and plans occur as scheduled, we estimate that the Projects will be completed by the end of calendar year 2016.

        The EB-5 offering has no expiration, and the Company intends to continue the offering until it raises the full $52.0 million. To the extent that the offering is not fully-subscribed and less than the $52.0 million is raised, the Partnership will allocate up to the first $30.0 million to the development of the West Lake Project. If and when subscriptions exceed $30.0 million, the next $22.0 million will be allocated to the Carinthia Ski Lodge Project. If the Partnership is unable to raise sufficient funds to complete the Projects, we intend to seek alternative arrangements to finance the balance of the needed amounts.

        We plan to finance any future development activity through operating cash reserves, initial condominium deposits and bridge loans, which would be paid upon project completion mostly through the receipt of remaining committed condominium unit sales.

  Contractual Obligations

        As part of our ongoing operations, we enter into arrangements that obligate us to make future payments under contracts such as debt agreements, capital lease agreements, construction contracts and operating lease agreements. Debt agreements and capital lease obligations are recognized as liabilities in our consolidated balance sheet as of April 30, 2014. Obligations under construction contracts are not recorded as liabilities in our consolidated balance sheet until the goods and/or services are received, in accordance with GAAP. Additionally, operating lease agreements, which totaled $21.7 million as of

April 30, 2014, are not recognized as liabilities in our consolidated balance sheet, in accordance with GAAP. A summary of our contractual obligations as of April 30, 2014 is as follows (in thousands):

	Payments Due by Period
Contractual Obligations	Total	Fiscal 2015	2 - 3 Years	4 - 5 Years	More than 5 Years
Long-term debt	$175,230	$579	$44,254	$1,317	$129,080
Capitalized lease obligations including interest	703	506	192	5	—
Operating leases	21,694	1,730	3,193	3,056	13,715
Interest on long-term debt	200,022	17,752	31,395	28,187	122,688
Purchase obligations	3,448	3,448	—	—	—

	$401,097	$24,015	$79,034	$32,565	$265,483

Off Balance Sheet Arrangements

        We do not have off balance sheet transactions that are expected to have a material effect on our financial condition, revenue, expense, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies

        The preparation of consolidated financial statements in conformity with GAAP requires us to select appropriate accounting policies and to make judgments and estimates affecting the application of those accounting policies. In applying our accounting policies, different business conditions or the use of different assumptions may result in materially different amounts reported in the consolidated financial statements.

        We have identified the most critical accounting policies which were determined by considering accounting policies that involve the most complex or subjective decisions or assessments. We also have other policies considered key accounting policies; however, these policies do not meet the definition of critical accounting policies because they do not generally require us to make estimates or judgments that are complex or subjective. We have reviewed these critical accounting policies and related disclosures with our board of directors.

  Income Taxes

  Description

        We must make certain estimates and judgments in determining income tax expense for financial statement purposes. These estimates and judgments occur in the calculation of tax credits and deductions and in the calculation of certain tax assets and liabilities, which arise from differences in the timing of recognition of revenue and expense for tax and financial statement purposes, as well as the interest and penalties relating to uncertain tax positions. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as this requires us to determine the probability of various possible outcomes. This evaluation is based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, effectively settled issues under audit and new audit activity.

A significant amount of time may pass before a particular matter, for which we may have established a reserve, is audited and fully resolved.

  Judgments and Uncertainties

        The estimates of our tax contingencies reserve, if any, contain uncertainty because management must use judgment to estimate the potential exposure associated with our various filing positions.

  Effect if Actual Results Differ From Assumptions

        Although we believe the estimates and judgments discussed herein are reasonable and we have adequate reserves for our tax contingencies, actual results could differ, and we may be exposed to increases or decreases in those reserves and tax provisions that could be material.

        An unfavorable tax settlement could require the use of cash and could possibly result in an increased tax expense and effective tax rate in the year of resolution. A favorable tax settlement could possibly result in a reduction in our tax expense, effective tax rate, income taxes payable, other long-term liabilities and/or adjustments to our deferred tax assets, deferred tax liabilities or intangible assets in the year of settlement or in future years.

        Management has made the assumption that the deferred tax assets will generally be recovered through the reversal of the deferred tax liabilities. Changes in the timing of the reversal pattern of these deferred tax liabilities, such as due to changes in asset lives, could necessitate a further evaluation of whether a valuation allowance is required. While management does not expect a need will arise to evaluate the valuation allowance, this would require management to estimate future taxable income, which would be subjective.

  Depreciable Lives of Assets

  Description

        Mountain and lodging operational assets, furniture and fixtures, computer equipment, software, vehicles and leasehold improvements are primarily depreciated using the straight-line method over the estimated useful life of the asset. Assets may become obsolete or require replacement before the end of their useful life in which case the remaining book value would be written-off or we could incur costs to remove or dispose of such assets no longer in use.

  Judgments and Uncertainties

        The estimate of our useful lives of the assets contain uncertainty because management must use judgment to estimate the useful life of the asset.

  Effect if Actual Results Differ From Assumptions

        Although we believe the estimates and judgments discussed herein are reasonable, actual results could differ, and we may be exposed to increased expense related to depreciable assets disposed of, removed or taken out of service prior to its originally estimated useful life, which may be material. A 10% decrease in the estimated total useful lives of depreciable assets would have increased depreciation expense by approximately $1.0 million for fiscal 2014.

  Long-lived Asset Impairment Evaluation

  Description

        We evaluate our long-lived assets, including property, equipment and land held for development, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. If circumstances require a long-lived asset to be tested for possible impairment, we compare undiscounted cash flows expected to be generated by the asset to its carrying value. If the carrying value exceeds the expected undiscounted cash flow, an impairment adjustment would be made to reduce the carrying value of the asset to its fair value. Fair value is determined by application of valuation techniques, including discounted cash flow models, and independent appraisals, if considered necessary.

  Judgments and Uncertainties

        The determination of whether the carrying value is recoverable requires management to determine if events have occurred which could indicate such carrying values could be impaired. Any evaluation of impairment would require management to use its judgment regarding the estimated future cash flows generated by such assets.

  Effects if Actual Results Differ From Assumptions

        We believe there have been no events warranting evaluation of long-lived assets for impairment. If these assumptions are not correct, this could impact the carrying value of our long-lived assets if the undiscounted cash flows are less than the carrying value. If the undiscounted cash flows are less than the carrying value, an impairment would be recorded to the extent the fair value of such assets is less than their carrying value. The estimate of fair value would be a judgment made by management regarding future cash flows that could differ, possibly materially, from actual results.

  New Accounting Standards

        Refer to Note 1, Summary of Significant Accounting Policies, of the notes to consolidated financial statements for the years ended April 30, 2014 and 2013 for a discussion of new accounting standards.

        We are an "emerging growth company." Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, and delay compliance with new or revised accounting standards until those standards are applicable to private companies. We have elected to use the extended transition period for complying with new or revised accounting standards. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. See "Prospectus Summary—Emerging Growth Company Status."

Inflation

        Although we cannot accurately determine the precise effect of inflation on our operations, management does not believe inflation has had a material effect on the results of operations in the last three fiscal years. When the costs of operating resorts increase, we generally have been able to pass the increase on to our customers. However, there can be no assurance that increases in labor and other operating costs due to inflation will not have an impact on our future profitability.

Quantitative and Qualitative Disclosures About Market Risk

        As of April 30, 2014, we had $169.0 million in debt owed to our lenders, EPR and its affiliates. Of the total debt due to EPR, $42.9 million has a fixed rate and, therefore, is not subject to interest rate risk. The interest rate on the remaining $126.1 million is subject to fluctuation, but the interest rate on $121.5 million of the debt can only be increased by a factor of 1.015 annually. The remaining $4.6 million can only be increased by a factor of 1.02 annually. At factors of 1.015 and 1.02, the additional annual interest expense on the variable rate outstanding debt is $0.2 million. If interest rates increased 1%, the additional interest cost to the Company would be approximately $1.3 million for one year. We do not perform any interest rate hedging activities related to this debt.

        On November 10, 2014, the Company and certain of its subsidiaries entered into a Restructure Agreement with certain affiliates of the Company's primary lender, EPR, providing for the prepayment of certain formerly non-prepayable notes in the event that the Company's net proceeds from this offering exceed approximately $44.9 million plus closing and transaction costs. We intend to use approximately $75.8 million of the net proceeds from this offering to prepay these notes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Recent Developments" for additional details relating to the proposed restructuring.

BUSINESS

General

        We are a leading owner and operator of high-quality, individually branded ski resorts in the U.S. We currently operate 13 ski resorts primarily located in the Northeast and Midwest, 12 of which we own. The majority of our resorts are located within 100 miles of major metropolitan markets, including New York City, Boston, Philadelphia, Cleveland and St. Louis, enabling day and overnight drive accessibility. Our resorts are comprised of nearly 1,650 acres of skiable terrain that appeals to a wide range of ages and abilities. We offer a breadth of activities, services and amenities, including skiing, snowboarding, terrain parks, tubing, dining, lodging, equipment rentals and sales, ski and snowboard instruction and mountain biking and other summer activities. We believe that both the day and overnight drive segments of the ski industry are appealing given their stable revenue base, high margins and attractive risk-adjusted returns. We have successfully acquired and integrated ten ski resorts since our incorporation in 1997, and we expect to continue executing this strategy.

        We have built an award-winning portfolio of individually branded entertainment properties, most of which are recognized as leading ski resorts in their respective markets. Our devotion to maintaining high quality standards across our portfolio through strategic investments and upgrades has created a loyal customer base that contributes to a significant number of repeat visits at each of our resorts. In particular, our investment over the last decade in the latest, high-efficiency snowmaking equipment has earned us the reputation as an industry leader in snowmaking efficiency, capacity and quality, allowing us to consistently increase skier visits and revenue per skier. Since 2008, we have invested $49.8 million in capital expenditures and growth initiatives. Our strong branding reinforces customer loyalty and serves to attract new visitors through focused marketing campaigns and word of mouth.

        Combined, our ski resorts generated approximately 1.8 million visits in the 2013/2014 ski season, an increase of 4% from the prior ski season, which we believe puts us among the top U.S. ski resort operators in terms of number of visits during these seasons. We increased our revenue by 5.5%, from $99.7 million in fiscal 2013 to $105.2 million in fiscal 2014. As the U.S. economy continues to improve, our resorts are well-positioned to benefit from increased consumer spending on leisure activities, and we expect to continue to increase our lift ticket prices and drive more skier visits to our resorts. We believe we are better positioned to handle downturns in the economy than larger, overnight fly ski resorts because of our greater accessibility and lower overall costs to consumers.

        The U.S. ski industry is highly fragmented, with less than 13% of the 470 ski resorts being owned by companies with four or more ski resorts. We believe that our proven ability to efficiently operate multiple resorts as well as our track record of successful acquisitions has created our reputation in the marketplace as a preferred buyer. We believe that our extensive experience in acquiring ski resorts and investing in snowmaking, lifts and other skier services, as well as the synergies we create by operating multiple resorts, drives increased revenues and profitability. Our capabilities serve as a competitive advantage in sourcing and executing investment opportunities as sellers will often provide us a "first look" at opportunities outside of a broader marketing process, allowing us to expand both within our existing markets and into new markets.

  Our Resorts

        We operate some or all of certain of our resorts pursuant to lease agreements with third parties that own the land underlying these resorts. We lease the land on which we operate Mad River, Crotched Mountain and a portion of Paoli Peaks from third parties. Our lease at Paoli Peaks terminates in 2078, our lease at Crotched Mountain terminates in 2053 (though we have ten options to extend the lease for additional periods of 15 years each), and our lease at Mad River terminates in 2026.

        Some or all of the land underlying certain of our other resorts is owned by the federal government, and we use this land pursuant to Forest Service Special Use Permits. All of the land underlying Wildcat Mountain is owned by the federal government and used pursuant to a Special Use Permit that expires in 2050. Additionally, we use a substantial portion of the skiable terrain at our Attitash and Mount Snow resorts pursuant to Special Use Permits that each expire in 2047.

        We own the remaining land underlying Paoli Peaks, Mount Snow and Attitash, as well as all of the land underlying Hidden Valley, Snow Creek, Boston Mills, Brandywine, Jack Frost, Big Boulder and Alpine Valley.

        Our 13 ski resorts are located in geographically diverse areas and appeal to a wide range of visitors. All of our ski resorts employ high-capacity snowmaking capabilities on over 90% of their terrain as well as food and beverage, equipment rental and retail outlets. All of our properties offer alternative snow activities, such as terrain parks and tubing, in addition to skiing and snowboarding. The diversity of our services and amenities allows us to capture a larger proportion of customer spending as well as ensure product and service quality at our resorts. The following table summarizes key statistics relating to each of our resorts as of September 10, 2014:

											Ancillary Outlets			Lifts
			Acres				Trail Type(2)
		Developed/ Acquired			Vertical Drop (ft.)	Snow Making(1)				Terrain Park(s)	Rental/ Retail	Food/ Beverage						Surface/ Rope Tow	Conveyor Lifts
Property	State		Total	Skiable			Beg	Int	Adv				Tubing	Double	Triple	Quad				Total
Hidden Valley	MO	1982	250	60	310	100%	30%	60%	10%	1	2	1	Yes	1	2	2		2	3	10
Snow Creek	MO	1985	460	40	300	100%	30%	60%	10%	1	2	1	Yes	1	2	—		2	1	6
Paoli Peaks	IN	1997	65	65	300	100%	25%	55%	20%	1	2	1	Yes	1	3	1		1	2	8
Mad River	OH	2001	324	60	300	100%	34%	36%	30%	4	2	1	Yes	3	2	1		3	3	12
Boston Mills	OH	2002	100	40	264	100%	30%	45%	25%	4	2	2	No	2	4	—		2	—	8
Brandywine	OH	2002	102	48	264	100%	30%	45%	25%	2	2	1	Yes	—	3	2		3	2	10
Crotched Mountain	NH	2003	251	105	1,000	100%	26%	50%	24%	2	2	2	No	1	1	2		—	1	5
Jack Frost(3)	PA	2005	201	80	600	100%	25%	40%	35%	1	2	2	Yes	6	2	1		2	1	12
Big Boulder(3)	PA	2005	107	65	475	100%	30%	40%	30%	5	2	2	Yes	5	2	—		2	2	11
Attitash	NH	2007	1,134	307	1,750	90%	27%	46%	27%	2	3	5	Yes	3	3	3		1	1	11
Mount Snow	VT	2007	588	490	1,700	80%	15%	70%	15%	10	9	14	Yes	4	6	5	(4)	1	4	20
Wildcat Mountain	NH	2010	225	225	2,112	90%	25%	45%	30%	1	2	2	No	—	3	1		—	1	5
Alpine Valley	OH	2012	135	54	260	100%	35%	50%	15%	1	1	1	Yes	1	2	1		2	1	7

Total/Weighted Avg			3,942	1,639	9,635	91%	24%	54%	22%	35	33	35		28	35	19		21	22	125

(revenues and visits in thousands)

	FY 2014
Property	Revenues	% Revenues	Visits
Hidden Valley	$4,072	3.9%	97.8
Snow Creek	3,072	2.9%	73.7
Paoli Peaks	3,661	3.5%	78.0
Mad River	7,831	7.4%	180.0
Boston Mills	4,505	4.3%	117.5
Brandywine	4,808	4.6%	132.1
Crotched Mountain	4,398	4.2%	94.6
Jack Frost	6,570	6.2%	134.1
Big Boulder	5,967	5.7%	102.2
Attitash(5)	14,353	13.6%	172.3
Mount Snow(5)	41,350	39.3%	468.9
Wildcat Mountain	3,322	3.2%	64.4
Alpine Valley	1,297	1.2%	36.0

Total	$105,205	100.0%	1,751.5

(1)
Represents the approximate percentage of skiable terrain covered by our snowmaking capabilities; total represents average of snowmaking coverage weighted by the respective properties' skiable acres.

(2)
Total figure represents the average weighted by skiable acres.

(3)
We purchased the Jack Frost and Big Boulder ski resorts in December 2011. Prior to that time, we operated these resorts pursuant to leases since 2005.

(4)
Quad count includes one six-pack lift.

(5)
Includes lodging revenue.

Hidden Valley opened for business in 1982 as the first ski resort operated by our founder. In 2012, we opened West Mountain, which expanded our skiable acreage by approximately 40%. Hidden Valley is located within the St. Louis MSA and is the only ski resort within a 250 mile radius. Hidden Valley attracts skiers from as far away as Memphis, Tennessee and Jackson, Mississippi. The ski resort has 77 snowmaking machines to ensure snow quality throughout the season with a capacity of up to 5,000 gallons of water per minute, or 12 inches of machine-made snow in a 24-hour period.

  •
  Location: Wildwood, MO

  •
  Population Base: 3.9 million

  •
  Total Lifts: 10

  •
  Skiable Acreage: 60

Snow Creek began operation in 1985 and is located 34 miles north of Kansas City. Snow Creek is the only ski resort in the Kansas City region and the next closest ski resort is Hidden Valley in St. Louis. The ski resort also has 60 snowmaking machines to ensure snow quality throughout the season with a capacity of up to 3,000 gallons of water per minute, or 12 inches of machine-made snow in a 24-hour period.

  •
  Location: Weston, MO

  •
  Population Base: 2.9 million

  •
  Total Lifts: 6

  •
  Skiable Acreage: 40

Paoli Peaks has been in operation since 1978 and has contributed several revolutionary concepts to the industry. Paoli Peaks has been recognized as the first resort to utilize snowmaking machines located on towers as well as introducing midnight skiing, an event that has become popular throughout the ski industry. Paoli Peaks' snowmaking machines can produce 12 inches of machine-made snow over a 24-hour period.

  •
  Location: Paoli, IN

  •
  Population Base: 3.0 million

  •
  Total Lifts: 8

  •
  Skiable Acreage: 65

Mad River Mountain will mark its 53rd season of operation in 2014/2015 ski season. In addition to the most expansive skiable terrain in Ohio, Mad River Mountain is home to the state's largest snowmaking system. Mad River's snowmaking system is comprised of 133 fan guns that have the ability to pump over 7,000 gallons of water per minute and cover 100% of our terrain in as little as 72 hours. The resort has four terrain parks, including Capital Park, which was voted the Midwest's best terrain park by OnTheSnow website in 2013. Over the years, the facility has grown from a small commuter resort into the 324-acre winter playground that it is today.

  •
  Location: Zanesfield, OH

  •
  Population Base: 2.8 million

  •
  Total Lifts: 12

  •
  Skiable Acreage: 60

Boston Mills and Brandywine Ski Resorts are a pair of sister ski resorts located within the Cleveland MSA and Cuyahoga Valley Park. The two locations were developed independently in the 1960's, beginning with Boston Mills in 1963. Brandywine Resort was purchased by the previous owners of Boston Mills in 1990, forming the dual-resort complex that it is today. Boston Mills and Brandywine are conveniently located approximately three miles apart and combined have over 18,000 season pass holders. All three of our Northeast Ohio ski resorts—Alpine Valley, Boston Mills and Brandywine—are operated collectively, which provides us with revenue and cost synergies.

  •
  Location: Sagamore Hills, OH

  •
  Population Base: 7.1 million

  •
  Total Lifts: 18

  •
  Skiable Acreage: 88

Crotched Mountain Ski & Ride is located approximately 70 miles from the Boston MSA. We acquired Crotched Mountain in 2003 and reopened the ski resort during the 2003/2004 ski season, its first year of operation after a 13-year closure. Upon acquisition, we invested significant capital to increase snowmaking capabilities, add new lifts and build new skier services facilities. In the 2013/2014 ski season, we achieved 94,600 skier visits and $4.4 million in revenues. Crotched Mountain's snowmaking system claims the highest snow production capacity of any ski resort in New England. In the summer of 2012, we installed "The Rocket" at Crotched Mountain, which is Southern New Hampshire's only high-speed detachable quad chairlift. Crotched Mountain is also the only resort within New England that offers midnight skiing.

  •
  Location: Bennington, NH

  •
  Population Base: 10.5 million

  •
  Total Lifts: 5

  •
  Skiable Acreage: 105

Jack Frost Mountain and Big Boulder Ski Resorts are located in the Pocono Mountains of Pennsylvania near the Philadelphia and New York City MSAs. Jack Frost and Big Boulder are conveniently located five miles apart and are operated collectively, which provides us with revenue and cost synergies. Big Boulder first opened in 1949 and was the first commercial ski resort in Pennsylvania. Both resorts are known for their powerful snowmaking systems, and Big Boulder has been the first ski resort in Pennsylvania to open during each of the last eight years. Big Boulder Ski Resort devotes 50% of its acreage to freestyle terrain parks and it was ranked in the "Top 5 Parks in the East" by Transworld Snowboarding Magazine in 2009, 2010 and 2011.

  •
  Location: Blakeslee, PA

  •
  Population Base: 27.3 million

  •
  Total Lifts: 23

  •
  Skiable Acreage: 145

Attitash Mountain Resort is located within close proximity of Mt. Washington and approximately 150 miles from the Boston MSA. Attitash was ranked among the East's top ten ski resorts for snow, grooming, weather, dining, après ski, off-hill activities and family programs by readers of SKI Magazine in 2010. Attitash Mountain Resort is a vacation destination for all seasons, offering a variety of summer attractions such as North America's longest Alpine Slide, the Nor'Easter Mountain Coaster and New England's longest zip line of 5,000 feet. Attitash features a 143-room Grand Summit Hotel, providing some of the only ski-in/ski-out accommodations in the area, as well as nine meeting rooms, including a 5,300 square-foot Grand Ballroom conference space.

  •
  Location: Bartlett, NH

  •
  Population Base: 13.9 million

  •
  Total Lifts: 11

  •
  Skiable Acreage: 307

Mount Snow, a two-time host of the Winter X Games, is located in the Green Mountains of southern Vermont and is the state's closest major resort to the Northeast's largest metropolitan areas, making for a short drive to big mountain skiing. Mount Snow is approximately 200 miles from New York City, 130 miles from Boston, 65 miles from Albany and 100 miles from Hartford. Founded in 1954 by National Ski & Snowboard Hall of Fame member Walter Schoenknecht, Mount Snow quickly became one of the most recognizable ski resorts in the world. We have invested more than $20.0 million in capital enhancements since acquiring Mount Snow in the spring of 2007. The primary elements of those enhancements are the installation of more than 250 high output fan guns, the most of any resort in North America, giving Mount Snow one of the most powerful and efficient snowmaking systems in the industry, and the $8.7 million Bluebird Express, which is North America's only six passenger bubble lift. Transworld Snowboarding Magazine ranked Carinthia "#1 Terrain Park in the East" for the 2013/2014 ski season and a "Top 5 Park in the East" for each of the last five years.

This all-freestyle terrain mountain face is home to ten different terrain parks, ranging from beginner features in Grommet to expert features in Inferno, as well as a 450-foot long super pipe with 18 foot walls. Mount Snow features a 196-room Grand Summit Hotel, providing some of the only ski-in/ski-out accommodations in the area, as well as more than 14,000 square feet of meeting and conference space. It is also home to our Snow Lake Lodge, with 98 guest rooms in close proximity to the mountain.

  •
  Location: West Dover, VT

  •
  Population Base: 27.4 million

  •
  Total Lifts: 20

  •
  Skiable Acreage: 490

Wildcat Mountain Ski Resort is located in the White Mountains in the Mt. Washington region just 16 miles from its sister resort, Attitash Mountain. The summit elevation is 4,002 feet, and the base area elevation is 1,950 feet, which gives Wildcat a vertical drop of 2,112 feet. Wildcat is one of the best-known alpine skiing resorts in New England due to its scenic views of Mt. Washington. It also contains the longest ski trail in New Hampshire and is home to one of the oldest ski-racing trails in the U.S. The original "Wildcat" trail was cut in 1933 by the Civilian Conservation Corps and celebrated its 80th anniversary as a ski trail in 2013. Wildcat was the first ski resort to have a gondola lift in the U.S., which opened on January 25, 1958. The resort hosted the U.S. downhill skiing championship in 1984, 1992, 1995 and 2007. Wildcat has garnered a reputation for strong spring skiing as it has had the latest closing date of any lift-serviced ski resort in New Hampshire for the past eight seasons.

  •
  Location: Jackson, NH

  •
  Population Base: 13.9 million

  •
  Total Lifts: 5

  •
  Skiable Acreage: 225

One of Northeast Ohio's oldest public ski resort, Alpine Valley has been in operation since 1965 and is the most recent resort to join our portfolio after our acquisition in 2012. It is located in Ohio's snow belt, allowing it to receive the most natural snowfall out of all of Ohio's ski resorts. All three of our Northeast Ohio ski resorts—Alpine Valley, Boston Mills and Brandywine—are operated collectively, which provides us with revenue and cost synergies. Alpine Valley is 31 miles northeast of Boston Mills/Brandywine Resorts and is located near the Cleveland MSA. In the summer of 2013, we installed two additional chairlifts, two additional tubing handle tows and a new beginner surface lift. Alpine Valley also boasts a newly-installed, state-of-the-art snowmaking system equipped with 30 new tower and portable fan guns along with a new pump house and maintenance facility. The improvements and upgrades to Alpine Valley constituted a total capital investment of over $2.5 million.

  •
  Location: Chesterland, OH

  •
  Population Base: 7.1 million

  •
  Total Lifts: 7

  •
  Skiable Acreage: 54

Competitive Strengths

  High-Quality Branded Portfolio

        We own 12 and operate 13 high-quality ski resorts, each of which is individually branded and recognized to be a leading ski resort in its respective regional market. Our brands are as follows:

        Our devotion to maintaining high quality standards through strategic investments and upgrades has created a loyal customer base at each of our resorts. Our strong branding reinforces customer loyalty and serves to attract new guests through focused marketing campaigns and word of mouth.

  History of Investing in Targeted Capital Projects to Increase Profitability

        We are continuously evaluating our ski resorts in order to increase our profitability and improve the experiences they provide to our visitors. Many ski resort operators are unwilling to invest in improvements due to the perceived risk of such investments. We believe that our extensive knowledge of the ski industry, weather trends and strategies to optimize snowmaking and skiing conditions affords us an advantageous platform from which to contemplate and analyze capital expenditures and improvements of our resorts.

        Since 2008, we have invested $49.7 million throughout our portfolio in an effort to improve the profitability of our ski resorts through energy-efficient snowmaking machinery, high-speed/high-capacity lifts, additional features such as terrain parks and various other infrastructure investments.

	Snowmaking		Groomers		Summer Activities		Rental Equipment		Lifts		Tube Park		Lodge		Slope Expansion		Rental Building
Year	$	#	$	#	$	#	$	#	$	#	$	#	$	#	$	#	$	#	Total
2008	$5,367	5	$82	1	—	—	$561	9	$279	2	$1,021	1	—	—	—	—	$68	1	$7,377
2009	5,988	7	1,002	2	—	—	553	10	118	1	371	1	—	—	—	—	11	1	$8,043
2010	37	1	1,167	3	—	—	824	9	56	1	—	—	—	—	—	—	—	—	$2,083
2011	1,166	7	1,358	5	1,197	1	1,160	11	175	1	644	1	—	—	—	—	324	1	$6,025
2012	332	3	458	2	—	—	502	6	8,768	2	—	—	—	—	—	—	—	—	$10,060
2013	441	4	1,271	4	—	—	728	10	3,495	3	—	—	3,863	1	1,140	1	—	—	$10,938
2014	2,495	4	456	3	—	—	1,141	11	1,026	1	55	1	10	1	—	—	—	—	$5,183

Total	$15,826		$5,794		$1,197		$5,469		$13,917		$2,091		$3,873		$1,140		$403		$49,709

# Represents number of resorts.

        The costs of these improvements are significantly outweighed by the benefits realized, which include higher quality and less costly snow, shorter lift lines, terrain expansion and customer appreciation. We have found that the ability to transport customers up the mountain on high-speed chairlifts and reduced lift lines not only attracts skiers and promotes a better skiing experience but also leads to higher restaurant and retail sales and increased customer satisfaction.

  Experienced and Successful Acquirer and Integrator

        We attribute our ability to effectively grow our business, in part, to our capability to identify, analyze, acquire and integrate new ski resorts. Over time, we have grown our Company considerably by acquiring strategically located ski resorts with the potential for increased revenue growth and margin expansion. We have successfully acquired and integrated ten ski resorts since 1997.

        As a result of the lack of viable new ski locations due to scarcity and high barriers to entry, we expect acquisition activity to comprise a majority of the growth available to ski resort owners within the U.S. We anticipate that much of our growth potential can be attributed to the acquisition of new mountain resorts and plan to rely on our experience as we continue to grow our business.

        We adhere to a disciplined acquisition strategy by pursuing opportunities that provide attractive acquisition prices and can create additional value through operational improvements and efficiencies. After we have acquired a ski resort, we implement a strategic repositioning program which was designed during the underwriting process and integrate the resort into our portfolio.

        Our acquisition process includes an extensive review of the targeted resort's facilities, in-place operations team and market dynamics. Upon our conclusion that the resort meets our quality and functionality expectations, we perform extensive financial due diligence and sensitivity analyses in order to confirm that the property conforms to the characteristics of our existing portfolio where applicable.

        Following our successful closing on the asset, we begin a thorough integration process which includes an in-depth review of the day-to-day procedures, marketing programs and pricing strategies in order to optimize the performance of the newly acquired ski resort. We believe this process distinguishes us as an industry leader and provides us a competitive advantage to acquire ski resorts in a more expeditious and effective manner than our competitors. For example, this process allowed us to increase visits and EBITDA at Mount Snow from approximately 347,000 and $6.4 million, respectively, immediately prior to the acquisition to approximately 469,000 and $9.9 million, respectively, in fiscal 2014.

        We believe our track record for acquiring and integrating ski resorts is second to none in the industry as evidenced by our previous results. Our ski resorts have, on average, achieved compound annual EBITDA growth of 34.4% within two years of our ownership.

  Experienced Management Team Dedicated to Providing a Reliable and Enjoyable Ski Experience.

        Our management team of Timothy Boyd, Stephen Mueller and Richard Deutsch have nearly 60 years of combined experience owning, operating and acquiring ski resorts in the U.S.

        Since 1982, it has been our management team's vision to offer a reliable and enjoyable skiing experience to our customers. In order to supply our customers with a reliable skiing experience, we believe it is critical to have effective snowmaking capabilities. When a ski resort has effective snowmaking capabilities, the ski resort typically will be able to open earlier and maintain its snow coverage throughout a ski season. We also believe that having reliable snowmaking provides our customers with assurance that we will be able to maintain our snow coverage and provides us with invaluable reputational rewards with our customers. We have been able to achieve reliability at our ski resorts by investing $15.8 million since 2008 in the latest snowmaking technologies, as well as having an average weighted snowmaking coverage of 91%.

        We have also invested in the amenities at our ski resorts, which we believe provides our customers with a more enjoyable experience. For example, we plan to roll out a new radio frequency identification pass program to our season pass holders this upcoming season, which we expect will allow season pass holders direct access to our lifts without the need to stop at a ticket window, increasing ticket window efficiency for all our guests. We believe customers visiting ski resorts that offer a wide array of amenities along with reliable snow are more likely to be satisfied customers who will revisit our resorts, contributing to our success and reputational awards.

  Overnight Drive and Day Ski Resorts Experience Lower Sensitivity to the Economy

        We believe our portfolio provides more attractive risk-adjusted returns than overnight fly resorts due to the stability in our visits. Furthermore, we believe that customers are more likely to visit overnight drive and day ski resorts during an economic downturn as compared to other higher cost overnight fly ski resorts, resulting in less sensitivity to downturns in the economy. The revenue per skier visit of our resorts for the 2007/2008 ski season (the first season subsequent to the Mount Snow and Attitash acquisitions) to the 2012/2013 ski season increased at a compounded annual growth rate of 4.3% compared to an increase of 2.8% for the U.S. ski industry for the same period.

        We believe our portfolio mix enables us to reach a large customer base given our overnight drive ski resorts, day ski resorts and our ski resort locations. Our day ski resorts allow us to provide for customers who are more price and/or time sensitive but prefer skiing (or any of the other activities offered at our ski resorts) to other recreational activities available in the vicinity of our ski resort locations. Overnight drive and day ski resorts also provide an inlet for customers looking for a skiing experience but are either price or time sensitive when comparing overnight fly ski resort options to our portfolio.

        Our day ski resorts are located near metropolitan resorts, which we believe provides us with a more consistent customer base as well as increases our customer outreach potential. Convenience and accessibility are important to consumers when deciding to visit one of our ski resorts. Close proximity to metropolitan resorts also provides easy access for visitors to attempt skiing for the first time with limited financial investment. Being located near metropolitan resorts provides us with a large potential customer pool.

Property	Location	Nearest Major MSAs	Population Base(1) (millions)
Hidden Valley	MO	St. Louis	3.9
Snow Creek	MO	Kansas City	2.9
Paoli Peaks	IN	Louisville; Nashville	3.0
Mad River	OH	Columbus; Dayton	2.8
Boston Mills/Brandywine	OH	Cleveland; Akron; Canton	7.1
Crotched Mountain	NH	Boston	10.5
Jack Frost/Big Boulder	PA	Philadelphia; New York City	27.3
Attitash	NH	Boston	13.9
Mount Snow	VT	New York City; Boston; Albany	27.4
Wildcat Mountain	NH	Boston	13.9
Alpine Valley	OH	Cleveland; Akron; Canton	7.1

(1)
Estimated for each property based on its respective predominant visitor and advertising markets.

        We believe that our portfolio's size and geographic diversity will better insulate our financial performance from any adverse weather conditions during a particular ski season at a specific ski resort or geographic region. Our portfolio, spread across six states ranging from Missouri to New Hampshire, is less likely to experience losses at a consolidated level as a result of climatic changes given current weather patterns in North America.

  High Barriers to Entry

        Skiable land is scarce and demanding to develop due to the difficulty in aggregating suitable terrain, obtaining government permitting, resolving accessibility issues and addressing heightened environmental concerns. In addition, operating a ski resort requires a high level of expertise and strict regulatory and environmental compliance. With our existing portfolio, operating expertise, capital investment strategy and strong customer support, we believe we are well positioned within the industry as compared to our existing and potential new competitors.

        The market for ski resort locations has historically been relatively stagnant with few new developments. We believe this is a result of a number of factors, including the large up-front cost of the ski facilities and equipment necessary to maintain the conditions for visitors. The uncertain weather patterns and varying annual snowfall rates further engender a pensive development market for new ski resorts. We believe these factors have contributed to the reduction in the number of ski resorts from

735 in 1984 to 470 in 2014, which equates to a 36% decline, as smaller, poorly capitalized resorts have been unable to compete effectively.

        Furthermore, our ski resorts are typically located in close proximity to metropolitan areas where the supply of skiable mountains is far more constrained. Resorts such as ours attract a different typical visitor than most overnight fly resorts which, in most cases, requires more extensive travel by skiers. As a result, there are relatively few existing competitors for the visitors we serve at each of our properties. We believe our ski resorts offer a unique experience for visitors as a result of the shorter average commute and therefore compete with far fewer ski resorts.

        Finally, we believe that each of our resorts has achieved customer loyalty as a result of our superior services, ski season and off-season recreational product offerings and convenience. We expect this loyalty to continue to attract our existing visitors with great frequency and develop new customers through group and family trips.

  Diverse Portfolio

        Our portfolio of 13 ski resorts consist of five overnight drive ski resorts and eight day ski resorts located across six states, ranging from Missouri to New Hampshire.

        We believe that our portfolio mix enables us to reach a large customer base seeking high-quality ski resorts within driving distance of major metropolitan areas. Each of our ski resorts is located within reasonable drive times from major metropolitan areas such as New York City, Boston, Philadelphia, Cleveland and St. Louis, which we believe provides us with a consistent repeat customer base and increases our new customer outreach potential. We believe that the size and geographic diversity of our portfolio helps insulate the Company's financial performance against adverse economic and weather conditions.

  Proven Operator of Ski Resorts

        We have operated numerous ski resorts since incorporating in 1997. Due to our extensive operating expertise, we believe we have a profitable and efficient platform that positions us to take advantage of growth initiatives and cost controls.

        As an operator of 13 ski resorts and utilizing our extensive expertise, we believe we can operate our ski resorts more effectively than our competitors by growing revenues and/or controlling costs. We plan to do so through the strategies displayed below:

  •
  Diversifying our recreation and entertainment offerings to stimulate non-ski revenue creation;

  •
  Maintaining our ski resort facilities and snowmaking equipment such that they will have to be replaced with lesser frequency; and

  •
  Expanding our media coverage and incentive tools for each of our ski resorts to spread awareness and increase pricing.

        Our revenue growth and EBITDA margins were 22% and 26% respectively for fiscal year 2013, whereas the industry experienced revenue growth of 13% and EBITDA margins of 16% over the same time period.

  Alignment of Interests

        Following the completion of this transaction, our management team will own approximately 16.1% of our outstanding common shares. We believe that this substantial ownership position aligns the interests of our operating team with that with that of our new stockholders.

Growth Strategies

  Increase visits.

        We have invested significant capital in our snowmaking capabilities, terrain parks, year-round activities and skier facilities as an important component in increasing visits and revenue per skier visit, as well as developing and maintaining our brand and market reputation. Our continuous investment in the latest high-efficiency snowmaking equipment across our resorts provides our guests with consistent and high-quality skiing surfaces as well as a longer skiable season. By maintaining high-quality snow conditions across a longer ski season, we are able to drive repeat visits among our current clients and attract new clients from other resorts. Over the last decade, we have met the demand for quality terrain parks in the Northeast and Midwest with terrain park developments that include award-winning parks such as Carinthia Park at Mount Snow, Big Boulder Park at Big Boulder and Capital Park at Mad River. Our terrain parks are located where few substitutes exist, creating strong loyalty amongst our guests and driving increased skier visits. We intend to continue diversifying our winter activities to include additional terrain parks and tubing hills and adding summer activities such as mountain biking, zip lines and horseback riding.

  Drive revenue per skier visit.

        We believe that several of our resorts are considered to be the premier ski resorts in their respective metropolitan areas, providing us with enhanced pricing power. We increased our season pass price and rack rates for the 2013/2014 season over those in effect for the 2012/2013 season. We were able to increase our revenue 5.5%, from $99.7 million in fiscal 2013 to $105.2 million in fiscal 2014. We anticipate our previous and planned investments in snowmaking and facilities will allow us to continue to raise our quality level and prices for lift tickets, lodging, food and beverage, equipment rentals and other activities at our resorts.

  Improve operating efficiency through technology and scale.

        We continue to focus on driving operational synergies and margin expansion via investment in technology and increasing economies of scale. Through continued investment in energy-efficient snowmaking machines, we have decreased our energy costs while creating a superior skiing experience for our guests. For example, we are currently under contract to purchase 645 new high-efficiency snowmaking machines to be deployed at Mount Snow through a partnership with Efficiency Vermont, which will fund 75% of the acquisition cost. We expect to achieve payback of our entire investment within one year. As an operator of 13 ski resorts, we benefit from our scale of procurement, insurance and technology. As we continue to invest in technology and grow through acquisitions, we expect to realize further efficiencies and economies of scale, driving higher margins than many of our competitors.

  Monetize developable real estate.

        We own developable land at Mount Snow that is entitled for up to 900 residential units, including ski-in and ski-out condos, and 200,000 square feet of resort amenities, including restaurants, ski rental and retail shops, guest services and other functions. Given recent improvements in the second home and vacation home markets, we believe that we can generate significant profits from the development of the Mount Snow land. In addition to sales of residential units, we believe that the mixed-use property development, including updated skier services, additional amenities and added occupancy capability, will create a significant opportunity for us to maximize Mount Snow's operational profitability. We are currently in the process of raising up to $52.0 million of debt capital under an EB-5 program to capitalize the first stage of development, including a new lodge, snowmaking infrastructure, including the construction of a new water reservoir, and related skier services. We intend to commence development of these projects in the second half of calendar year 2015. Additionally, we own developable land at Attitash. While we do not have imminent plans to develop the Attitash real estate, we could benefit from the sale or development of that land at some point in the future.

  Pursue strategic acquisitions.

        As an operator of 13 ski resorts benefiting from economies of scale and investment in technology, we believe we can generate substantial revenue and cost synergies through strategic acquisitions. The U.S. ski industry, consisting of 470 resorts, is highly fragmented with less than 13% of ski resorts being owned by companies with four or more ski resorts. We estimate that there are approximately 250 day ski and 180 overnight drive ski resorts in the U.S. providing us with numerous acquisition opportunities. We believe that our proven ability to efficiently operate multiple resorts, as well as our track record of successful acquisitions has established our reputation in the marketplace as a preferred buyer and will provide us the opportunity to acquire additional complementary ski resorts at attractive valuations. Our targeted acquisition strategy is to identify and purchase ski resorts where we can introduce many of the initiatives currently in place at our existing resorts, such as superior quality and efficiency snowmaking, high-speed detachable chair lifts and upgraded skier service and hospitality facilities, in order to drive increased skier visits, price increases and enhanced profitability.

Industry

  Macro-Economic and Consumer Trends

        The ski resort industry is generally affected by macro-economic conditions and their impact on consumer sentiment and spending. We believe that our industry will continue to benefit from the economic recovery following the 2008/2009 financial crisis as consumer sentiment and discretionary spending continues to rebound. Several economic trends support our belief that macro-economic conditions are improving, and we believe this will in turn propel consumer discretionary spending. The S&P 500 Index is up 111.2% over the five year period ending June 30, 2014. As of June 30, 2014, the Case-Shiller U.S. National Home Price Index has increased 24% since its trough following the 2008-2009 financial crisis. Additionally, the Consumer Confidence Index, which measures general consumer confidence, was up 243% between March 31, 2009 and August 31, 2014.

        We believe that as the economy continues to improve, consumers will have more discretionary income and will be more willing to spend it on leisure activities. As shown in the chart below, U.S. gross domestic product ("GDP") tied to recreational activities is highly correlated to overall U.S. GDP, and as the economy continues its growth, we will be well-positioned to capitalize on increased consumer spending on leisure activities.

  Ski Industry

        The U.S. ski industry was estimated to total approximately 56.5 million skier visits in the 2013/2014 ski season. The National Ski Areas Association Kottke National End of Season Survey reported that there were 470 ski resorts operating during the 2013/2014 ski season in the U.S. Given the consistency and strength of annual skier visits over the last 30 years as well as the state of the recovering economy, we believe that skier participation will remain strong in the coming years.

        The ski industry divides ski resorts into three distinct categories: overnight fly, overnight drive and day ski resorts. Overnight fly ski resorts are defined as ski resorts which primarily serve skiers who fly or drive considerable distances and stay for multiple nights. These resorts depend, in large part, on long-distance travel by their visitors and on the development of adjacent real estate for housing, hospitality and retail uses. Overnight drive ski resorts are ski resorts which primarily serve skiers from the regional drive market who stay overnight. Day ski resorts are typically located within 50 miles of a major MSA and do not generally offer dedicated lodging.

        Day and overnight drive ski resorts tend to be smaller in size and usually located near metropolitan areas. As an owner and operator of primarily day and overnight drive ski resorts, we focus on selling lift tickets, renting ski equipment, selling ski lessons, offering convenience-oriented food and beverage services and catering to the targeted local market. We target skiers of all levels, from beginners who are skiing for the first time to intermediate and advanced skiers who are honing their skills.

        The U.S. ski market is an established industry with significant barriers to entry. The barriers for new ski resort development result from the difficulty in obtaining necessary government permits and the significant capital required for development and construction. As such, only a limited number of resorts have been developed in the past 30 years and the industry has seen a major trend of consolidation. The number of operating resorts has declined 36% from 735 operating resorts in 1983/1984 to 470 operating resorts in 2013/2014. Innovations such as high-speed lifts and improved snowmaking that have largely aided the transformation, growth, stability and long-term sustainability of the ski industry, but have also significantly increased capital requirements. As a result, many independent mountain operators have underperformed and become less competitive than their larger multi-resort peers and been forced to sell or close. We believe this trend will continue and create an opportunity for increased acquisition activity as larger multi-resort operators benefit from economies of scale and greater access to capital.

        Given the consistency and strength of annual skier visits over a substantial time period and the recovering economy, we believe that participation will remain strong in the coming seasons. The chart below illustrates the number of skier visits to U.S. ski resorts, during the last eight ski seasons.

  Source: NSAA Economic Analysis Reports

        The following chart shows the aggregate number of visits to our 13 ski resorts during the past eight completed ski seasons for which data is currently available and calculated on a pro forma basis as if we operated our current portfolio of 13 resorts for the periods shown.

        We believe that customers are more likely to visit overnight drive and day ski resorts during an economic downturn as compared to other higher cost overnight fly ski resorts, resulting in less sensitivity to downturns in the economy. During the economic downturn (2007/2008 season through 2009/2010 season), our skier visits were 1.6 million, 1.5 million and 1.6 million, chronologically and illustrate total growth of 0.7%, while the industry experienced a decline of 4.0%. During the 2008/2009 economic crisis when households had less discretionary income, our ski resorts proved less sensitive to the downturn than the U.S ski. industry as a whole. The revenue per skier visit of our resorts from the 2007/2008 ski season (the first season subsequent to the Mount Snow and Attitash acquisitions) to the 2012/2013 ski season increased at a compounded annual growth rate of 4.3% compared to an increase of 2.8% for the U.S. ski industry for the same period. Revenue per skier visit is calculated as total resort revenue divided by skier visits.

Revenue per skier visit

        As an owner and operator of primarily day ski resorts and overnight drive ski resorts, large local populations provide a stable source of season pass customers and reduce the risks associated with adverse weather conditions. Trends in the 2013/2014 season were beneficial to day resorts as pass unit sales increased by 9.1% industry-wide and the proportion of day visitation to total visitation increased to 50.1% of total visits.

        The ski industry statistics stated in the foregoing sections have been derived from data published by the Kottke National End of Season Survey 2013/2014 and other industry publications, including those of the National Ski Areas Association.

History

        In 1982, Timothy Boyd, President, CEO and Chairman of the Company, developed Hidden Valley, a day ski resort near St. Louis, Missouri. In 1986, Mr. Boyd developed a second day ski resort near Kansas City, Missouri, called Snow Creek. After the development of Hidden Valley and Snow Creek, Mr. Boyd focused on enhancing snowmaking technology at the resorts and achieving the highest snowmaking capability per skiable acre in the industry.

        Peak Resorts, Inc. was incorporated in Missouri on September 24, 1997 as a holding company to own, through its wholly owned subsidiaries, Hidden Valley, Snow Creek and Paoli Peaks, a third day ski resort near Louisville, Kentucky acquired by the Company in 1997. Since Peak was formed, the Company has acquired ten additional ski resorts, bringing the total number of resorts owned or leased and operated by the Company to 13. Nine of these acquisitions occurred after Stephen Mueller and Richard Deutsch joined the Company. We believe that the addition of Messrs. Mueller and Deutsch and their skill sets relating to executing successful acquisitions and managing multiple operations, combined with Mr. Boyd's unique knowledge of the ski industry and snowmaking, has enabled the Company to become the industry leader it is today.

Revenue Components

        We, like other day ski resorts and overnight drive ski resorts operators, earn our revenues in six principal categories. In order of their contribution, they are:

  •
  lift tickets;

  •
  food and beverage sales;

  •
  equipment rentals;

  •
  hotel/lodging;

  •
  ski instruction; and

  •
  retail.

        We have established company-wide standards within each key revenue center geared toward increasing skier visits and providing a quality ski experience. Key components of our strategy include promoting advance ticket purchases and group sales, minimizing potential skier bottlenecks in equipment rental and encouraging participation in ski lessons, particularly for new skiers. Each revenue center is discussed in more detail below.

(revenues in thousands)

	Fiscal 2014		Fiscal 2013
	Revenues	% of Total	Revenues	% of Total
Lift	$51,672	49.1%	$50,085	50.2%
Food and beverage	18,638	17.7%	17,339	17.4%
Rental	8,584	8.2%	7,601	7.6%
Hotel/lodging	7,479	7.1%	7,156	7.2%
Ski instruction	7,130	6.8%	6,775	6.8%
Other(1)	6,891	6.5%	6,196	6.2%
Retail	4,811	4.6%	4,536	4.5%

Total Revenue	$105,205	100.0%	$99,688	100.0%

(1)
Other includes summer activities and other non-ski related operations.

  Lift Ticket Sales

        Lift tickets are our most important source of operating revenues. We place heavy emphasis on sales of season passes and advance group ticket sales to schools, religious organizations and other social groups at a discount. We market our season passes and advance group ticket sales to our ski visitors and the communities we serve. During fiscal 2014, our season pass revenues increased by 10.1%. During fiscal 2013, our season pass revenues decreased by 6.9%, primarily due to adverse weather conditions during the 2011/2012 ski season. Pre-sold lift tickets accounted for approximately 28.2% and 26.4% of our total lift ticket sales during fiscal 2014 and fiscal 2013, respectively. We sold a nominal percentage of our total lift ticket sales through a third party brokerage website.

        Most of our resorts typically offer two daily ski sessions during the week and three daily ski sessions on weekends and holidays. The cost of lift tickets at each of our resorts varies according to geographic region, session time and day of the week.

  Food and Beverage Sales

        The second largest revenue component is generated by food and beverage sales. Our facilities generally employ cafeteria-style and self-service options to provide a limited menu of simple foods,

liquor, beer and wine. We try to maximize revenues and simplify operations by focusing on a limited menu that requires minimal special preparation and related personnel costs.

  Equipment Rentals

        The third largest revenue component is generated by equipment rentals. Day ski resorts generally attain a higher percentage of rental revenue than overnight fly destination ski resorts and overnight drive ski resorts because a large majority of day ski resort skiers are novices, who typically do not own ski equipment. Equipment rental rates generally range between $29 and $39 per person per session. We have focused on improving our equipment rental facilities to provide quick access to new and high quality equipment, self-service options with expert advice and fitting available, and immediate access to the lifts and ski instruction areas from the rental facility. By eliminating the equipment rental bottleneck, we believe that we have significantly enhanced the skiers' resort experience, which corresponds to increased rental revenues.

  Hotel/Lodging

        Because we primarily operate day ski resorts, not all of our resorts offer hotel or other lodging services. Our hotel/lodging revenue is comprised of the revenue generated by the lodging facilities at our Attitash and Mount Snow ski resorts. Attitash and Mount Snow each have a Grand Summit Hotel on their properties, in which individuals have purchased 100% of all available quartershare interval interests, while we retain ownership of common areas of the hotel and commercial properties. We derive a revenue stream from operating the Grand Summit Hotels' retail, restaurant and conference facilities, fees for spa and health club services at the Grand Summit Hotels and fees for housekeeping and other related services, and from renting quartershare interval interests when not in use by their owners. We also manage certain condominiums located near the Mount Snow ski resort and receive a portion of the rental fees and property management fees relating to these condominiums. Finally, we own 100% of the Snow Lake Lodge at Mount Snow, which we operate as a traditional hotel.

  Ski Instruction

        Ski instruction is considered important to operations because of the large numbers of novice or early intermediate skiers who typically visit day ski resorts. We offer low group lesson prices to encourage participation, which range from $15 and $48 per person per lesson. Individual instructions and private lessons may range from $45 to $105 or more per lesson.

  Retail

        Like ski instruction services, retail also represents a relatively small percentage of our total revenues. Some of our resorts offer a selection of more substantial ski-related equipment, such as boots, skis and snowsuits, while others maintain only a minimal selection of smaller items, such as gloves and goggles. Merchandise selection and pricing decisions must be made in light of the local demographic conditions. To facilitate this level of detailed management, local ski resort employees oversee their merchandise operations as they see fit for their markets. We also lease merchandise operations to third-party merchants at Boston Mills, Brandywine and Paoli Peaks.

Marketing

        We promote our resorts through both on-site marketing and external marketing. We encourage visitors to return to our resorts by offering complimentary skier orientations at our resorts. We also have marketing programs in place directed at attracting groups, such as religious organizations, social clubs, corporate entities, schools and civic organizations, and we offer discounts to active military personnel. We believe that these group discounts encourage new participants to try snow sports.

Student passes are also sold through schools, and season passes are promoted through targeted direct mail marketing, the internet and local sporting goods stores.

        Each of our resorts also maximizes community awareness through radio, special events and promotions and "free media" advertising, when possible. We host charity events and tournaments, issue media passes and encourage live radio and television broadcasts for segments such as weather or sports. For example, events we have hosted include the following:

  •
  Dew Tour

  •
  X-Games

  •
  Tough Mudder

  •
  SAM Cutters Camp

  •
  Transworld Trans-am Snowboard Event

  •
  Mountain Dew Vertical Challenge

  •
  NCAA National Downhill Championships

  •
  Special Olympics Games

  •
  Military Salutes

  •
  U.S. National Mountain Biking Championships

        Finally, local tourist bureaus, lodging providers and travel agents are contacted regularly to keep the ski experience offered by our resorts at the forefront of local entertainment options.

        Most marketing efforts drive traffic to our websites, where we provide guests with information regarding each of our resorts, including services and amenities, weather conditions, options for advance lift ticket purchases, live snow-cams, events and hospitality information.

Competition

        We believe that there are high barriers to entry for new ski resorts due to the limited private lands on which ski resorts can be developed, the difficulty in getting the necessary government approvals and permits to build on public land and the substantial capital resources needed to construct the required ski infrastructure. As such, we believe that the risk that our market will become saturated with new industry participants is relatively low. We believe that our resorts do not directly compete with overnight fly destination ski resorts, such as the larger ski resorts in Colorado, California, Nevada, Utah and other destination ski resorts worldwide. Rather, we believe that we compete primarily with other existing day ski resorts, overnight drive ski resorts and non-ski related day vacations.

        Our competition varies by geographical area. While we believe that our Midwestern ski resorts face only limited competition within their relative metropolitan markets, we are not the only day ski resorts or overnight drive ski resorts in our Northeastern and Southeastern markets (as defined by the NSAA). We compete with approximately 135 resorts in the Northeastern market and 47 resorts in the Southeastern market.

Environmental Protection

        The use of energy and environmental sustainability are concerns to the ski industry as a whole. We are committed to employing environmentally friendly practices in providing exemplary service to our guests and community. We regularly evaluate and improve our operations, and we optimize the positive impact of our sustainable efforts through partnerships with our guests, local community and suppliers.

        We have adopted high efficiency snowmaking systems, which produce a significant amount of snow while reducing our energy costs. In addition, we use high efficiency fan guns that are powered by electricity and have on-board compressors. As a result, we use diesel powered compressors at our Wildcat Mountain ski resort only. We believe that the significant reduction in our use of compressors eliminates a substantial amount of diesel exhaust and carbon dioxide emissions each year.

        Additionally, the hotel located on our Attitash resort, the Attitash Grand Summit Hotel, has been certified as a sustainable lodging facility by the New Hampshire Lodging and Restaurant Association. Likewise, the Grand Summit Resort Hotel on our Mount Snow resort has been certified as a green hotel by Vermont's Green Hotels in the Green Mountain State program. The operating systems and practices that we have in place at these hotels reduce energy use, conserve water and reduce both hazardous and non-hazardous waste.

        Finally, we have implemented recycling and re-use programs at our resorts and choose environmentally friendly alternatives to harsher chemicals to operate some of our equipment. For example, we use 100% Castrol synthetic oil to lubricate the lift cables on our ski lifts instead of a petroleum-based oil. We also use an environmentally-friendly anti-freeze for ski lift and snowmaking compressor maintenance.

Seasonality

        Ski resort operations are highly seasonal in nature, with our typical ski season beginning mid-December and running through early April. In an effort to partially counterbalance the concentration of revenue during the winter months, some of our properties offer non-ski attractions, such as golf, roller coasters, swimming and zip rides, but these activities do not comprise a substantial portion of our annual revenues.

Legal Proceedings

        We are not aware of any pending or threatened legal proceedings against us that could have a material adverse effect on our business, operating results or financial conditions. The ski industry is characterized by periodic litigation and as a result, we may be involved in various additional legal proceedings from time to time.

Employees

        We, together with our operating subsidiaries, currently employ approximately 450 year-round employees. During the height of our ski season, we employ approximately 7,500 seasonal employees.

Regulation and Legislation

  The 1986 Ski Area Permit Act and Master Development Plans

        The 1986 Ski Area Permit Act (the "1986 Act") allows the Forest Service to grant Term Special Use Permits for the operation of ski resorts and construction of related facilities on National Forest lands. In addition, the permits granted to our ski resorts under the 1986 Act require a Master Development Plan for each ski resort that is granted a Special Use Permit. Of our 13 resorts, only portions of Attitash and Mount Snow and all of Wildcat Mountain operate under Special Use Permits. The ski-able terrain at our other resorts is located on land that we own or lease from non-government third parties.

        Each area of National Forest land is required by the National Forest Management Plan to develop and maintain a Land and Resource Management Plan, which establishes standards and guidelines for the Forest Service to follow and consider in reviewing and approving our proposed actions. Under the

1986 Act, the Forest Service has the right to review and approve the locations, design and construction of improvements in the permit area and many operational matters.

        The Special Use Permits expire as follows: Attitash ski resort—April 4, 2047; Mount Snow ski resort—April 4, 2047; and Wildcat Mountain ski resort—November 18, 2050. We intend to request a new Special Use Permit for each resort as provided by the Forest Service regulations and terms of each existing Special Use Permit. To our knowledge, the Forest Service has never refused to issue a new Special Use Permit to replace an existing Special Use Permit for a ski resort in operation at the time of expiration.

        Each Special Use Permit contains requirements and obligations on our part, including that we indemnify the Forest Service from third-party claims arising out of our operation under the Special Use Permit and that we comply with all applicable laws. We pay a fee to the Forest Service for the Special Use Permit which, pursuant to the terms of each Special Use Permit, could range from 1.5% to 4.0% of sales for services on Forest Service land. Historically we have paid fees ranging from 1.5% to 2.5% of sales for services on Forest Service land and do not expect that this will change in the near future. Included in the calculation are sales from lift tickets, season passes, ski instructions, food and beverages, equipment rental, merchandise, and other ancillary services.

        The Special Use Permits may be amended by mutual agreement between us and the Forest Service to change the applicable ski resort or permitted uses. The Forest Service may also modify the Special Use Permit to accommodate changes in plans or operations. Permit amendments must be consistent with the Forest Plan and are subject to the provisions of the National Environmental Policy Act ("NEPA").

        The Forest Service may also terminate a Special Use Permit if it determines that termination is required for specific compelling reasons. However, to our knowledge, no Special Use Permit has ever been terminated by the Forest Service without the consent of the operator.

        We must propose a Master Development Plan for all improvements that we intend to make on National Forest lands and submit such plans to the Forest Service for review and acceptance. Once the Forest Service accepts a Master Development Plan, individual projects contemplated by the Master Development Plan will only be approved by the Forest Service upon separate applications that meet the requirements set forth by the Forest Service, including the requirements contained in the Special Use Permit.

  National Environmental Policy Act

        Under NEPA, our major proposed actions on all National Forest land, such as the expansion of a ski resort or installation of new snowmaking equipment, must be assessed to determine the environmental impacts of such actions. Upon our application to the Forest Service to undertake major projects, the Forest Service must conduct an environmental study, which can impact the time it takes to complete a project. During these studies, the Forest Service is required to consider alternatives to proposed actions and the impacts that may be unavoidable. We may not get the Forest Service's approval to undertake a project or may be required to take alternative action, depending on the results of the environmental studies.

  Underground Storage Tank Regulations

        We have underground storage tanks ("USTs") on our ski resort properties in Ohio, New Hampshire, Pennsylvania and Vermont for the purpose of storing gasoline, fuel oil and propane that we use in the operation of our resorts, lodges and skier service buildings. The federal Solid Waste Disposal Act gives the Environmental Protection Agency ("EPA") the authority to regulate USTs. State UST programs that are at least as strict as the federal regulations and that have been approved by the EPA govern the USTs in lieu of the federal regulations. The objectives of the state UST programs are to ensure that:

  •
  USTs are properly constructed and designed in accordance with recognized industry standards;

  •
  installations, repairs and removals are conducted and inspected by qualified and trained individuals;

  •
  active USTs are properly operated and monitored for the release of substances; and

  •
  upon closure, USTs are properly decommissioned and sites are assessed for contamination.

        We believe that the USTs at our facilities meet all state and federal construction and operation standards. Compliance with these UST regulations has not had a material impact on our capital expenditures, earnings or competitive position, and we do not expect it to have a material impact in the future.

MANAGEMENT

Directors and Executive Officers

        Set forth below are the names, ages as of November 10, 2014, and positions with our Company of the persons who will serve as our directors and executive officers upon the consummation of this offering.

Name	Age	Position
Timothy D. Boyd	61	Chief Executive Officer, President, Chairman of the Board
Stephen J. Mueller	67	Chief Financial Officer, Vice President, Secretary, Director
Richard K. Deutsch	60	Vice President—Business and Real Estate Development, Director
Stanley W. Hansen	72	Director
Carl E. Kraus	67	Director
Christopher S. O'Connor	55	Director
Michael H. Staenberg	60	Director

        Timothy D. Boyd is our Chief Executive Officer, President and Chairman of the Board and has served in these specific roles since Peak Resorts, Inc. was founded in 1997 as the holding company for ski resorts that Mr. Boyd developed beginning in 1982. In 1982 and 1985, he developed the Hidden Valley ski resort in St. Louis, Missouri and the Snow Creek ski resort in Kansas City, Missouri, respectively, which are now owned by the Company. Mr. Boyd has extensive experience in the operation of day ski resorts and overnight drive ski resorts, as well as snowmaking. The board believes that this experience and his positions of Chief Executive Officer and President provide him with intimate knowledge our day-to-day operations, business and competitive environment, as well as our opportunities, challenges and risks. Mr. Boyd graduated from the University of Missouri with a Bachelor of Science degree in Education and Economics.

        Stephen J. Mueller serves as our Chief Financial Officer, Vice President, Secretary and Director and has held these positions since 2001. In these positions, Mr. Mueller serves as our principal financial officer and is responsible for all financial and accounting aspects of the operations. Prior to joining the Company, Mr. Mueller was a shareholder with a firm of certified public accountants that he founded in 1991. He has also served as a partner at Touche Ross & Co. (now Deloitte & Touche LLP) and as Chief Financial Officer of an environmental services firm. While in public accounting, Mr. Mueller served a wide variety of clients in construction, service and recreation activities. Mr. Mueller received a Bachelor of Science degree in Accounting from St. Louis University. The board selected Mr. Mueller because of his experience in finance and accounting, as well as for his in-depth knowledge of the Company.

        Richard K. Deutsch is our Vice President—Business and Real Estate Development and a Director. He has served in these positions for over 10 years. As the Vice President—Business and Real Estate Development, Mr. Deutsch is responsible for developing and executing our growth strategy, along with Messrs. Boyd and Mueller, and identifying and evaluating acquisition targets in both real estate development and other potential growth opportunities. The board believes that Mr. Deutsch's experience in real estate development and successful acquisitions in the ski industry as well as his understanding of our operations will be valuable in executing our growth strategy.

        Stanley W. Hansen, now retired, has over 40 years of experience in the operation of ski resorts. From 2008 to 2010, Mr. Hansen served as a director of Squaw Valley Development Company, the owner and operator of the Squaw Valley ski area in Lake Tahoe, California. From 2005 to 2007, he served as Senior Vice President, Real Estate of American Skiing Company, the former owner of numerous ski areas throughout the United States, including Mount Snow and Attitash, and a company with a class of stock formerly registered pursuant to Section 12 of the Exchange Act. Mr. Hansen formerly served as Managing Director of Mount Snow when it was owned by American Skiing

Company and held several senior management positions with Heavenly Ski Resort. The board selected Mr. Hansen because of his specialized knowledge and skills relating to the ownership and operation of ski areas, his experience relating to past ski area acquisitions and his first-hand experience in the operations of Mount Snow. Mr. Hansen graduated from San Jose State University with a Bachelor's degree in Business Management.

        Carl E. Kraus retired in 2012 after serving as Senior Vice President of Rayonier Inc., a publicly traded global land resources company primarily engaged in timberland management, the sale of real estate and the manufacturing of specialty fibers. In his role as Senior Vice President, Mr. Kraus was responsible for overseeing the treasury and capital markets department, investor relations and risk management, among other things. Prior to this, Mr. Kraus served as Senior Vice President of Finance and Chief Financial and Investment Officer of Kramont Realty Trust and as Senior Vice President and Chief Financial Officer of Philips International Realty Corp., both of which are former publicly traded real estate investment trusts. Mr. Kraus is also a certified public accountant and held various positions at Price Waterhouse, predecessor to PriceWaterhouseCoopers LLP. Mr Kraus graduated from Temple University with a Bachelor of Business Administration in Accounting. The board selected Mr. Kraus to serve as a director because of the knowledge of public company financal reporting and accounting he has gained from his extensive experience as a senior financial officer of various publicly traded companies and as a certified public accouontant, as well as his valuable insight in the areas of real estate acquisitions, investment and development.

        Christopher S. O'Connor is a Managing Director of Incapital Holdings LLC, where he has served as Head of Debt Capital Markets since 2012. In 2012, he was a Managing Director of Cortview Capital Holdings Inc., where he managed the capital markets unit, and from 2009 to 2012, he served as a Managing Director of StormHarbour Partners LP. Prior to this, Mr. O'Connor was a Senior Managing Director at Bear Stearns, where he ran the Global Debt Syndicate and Capital Markets business. Mr. O'Connor is a graduate of Washington and Lee University and has a Master of Business Administration from Harvard University. He also spent five years in the U.S. Army as a Field Artillery officer. Mr. O'Connor was selected as a director because of his expertise in investment banking and capital markets that will enable him to contribute significantly in the areas of finance and strategy.

        Michael H. Staenberg has been the President of Staenberg Group, Inc., doing business as The Staenberg Group, since he founded the company in December 2012. Mr. Staenberg also served as the President of THF Realty, a company he co-founded, from September 1991 to December 2012. Both companies are leasing, development, and real estate management companies with over 15 million square feet of property and retail shopping centers under management. Mr. Staenberg has served as the developer of more than 150 shopping centers in over 25 states. Mr. Staenberg has served on the Advisory Board of Directors of US Bank, N.A. since March 2011 and is involved with a variety of civic and charitable organizations, including serving on the boards of directors of the Variety Club, St. Louis Zoo Foundation and Jewish Community Center of St. Louis. Mr. Staenberg also serves as a director of Granite City Food & Brewery Ltd., a company with securities registered under Section 12(b) of the Exchange Act. He is a graduate of Arizona State University with a degree in Business with an emphasis in Economics and Finance. The board selected Mr. Staenberg to serve as a director because of his unique understanding of and extensive experience in the development and acquisition of large commercial property, which will serve as an asset when evaluating the Company's growth and acquisition strategies, as well as its maintenance and improvement plans.

Composition and Committees of the Board

        Currently, Messrs. Boyd, Mueller and Deutsch serve as the only members of our board of directors. Upon consummation of this offering, we will add Messrs. Hansen, Kraus, O'Connor and Staenberg to our board of directors as independent directors. At such time, our board will consist of seven members. Members of our board will continue to serve as directors until the next annual meeting of stockholders and until his or her successor has been elected and qualified, or until his earlier death, resignation, or removal.

        Our board has established an audit committee, compensation committee and nominating and corporate governance committee, effective upon consummation of this offering. Members will serve on these committees until their resignation or until otherwise determined by the Board.

        Upon the completion of this offering, we intend for our common stock to be listed on the NASDAQ Global Market. Under NASDAQ rules, independent directors must comprise a majority of a listed company's board of directors. In addition, NASDAQ rules require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and governance committees be independent. Under NASDAQ rules, a director will qualify as an "independent director" only if, in the opinion of that company's board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

        Audit committee members must also satisfy additional independence criteria, including those set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries, or be an affiliated person of the listed company or any of its subsidiaries.

        Our board of directors has determined that none of the non-employee directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the rules of NASDAQ. Our board of directors has also determined that each of Messrs. Hansen, Kraus, O'Connor and Staenberg, who will serve as members on one or more of our audit, compensation and nominating and corporate governance committees, satisfies the independence standards for those committees established by applicable SEC rules, NASDAQ rules and applicable rules of the Code.

  Audit Committee

        Messrs. Hansen, Kraus and Staenberg will serve on our audit committee, with Mr. Kraus serving as the chair of the committee. The primary role of our audit committee is to oversee the Company's financial reporting and disclosure process. Among other things, the committee is directly responsible for (i) selecting the independent registered public accounting firm to audit our financial statements and ensuring the firm's independence; (ii) pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm; (iii) discussing the scope, strategy, problems or difficulties and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our annual audited financial statements, form of audit opinion on the financial statements and the report on the effectiveness of the Company's internal control over financial reporting; (iv) considering the adequacy of our financial reporting processes, internal control over financial reporting and disclosure controls and procedures along with management; (v) overseeing the Company's internal audit function; (vi) reviewing with management the Company's risk assessment and compliances processes and procedures; (vii) developing procedures to enable submission of anonymous concerns about accounting or audit matters; and (viii) reviewing and approving related party transactions.

  Compensation Committee

        Messrs. Hansen, O'Connor and Staenberg will serve as members of our compensation committee, with Mr. O'Connor serving as the chair. The committee is responsible for, among other things,

(i) reviewing and approving the compensation of the Chief Executive Officer and recommending that our board of directors approve the compensation of all other executive officers; (ii) reviewing and making recommendations to our board of directors with respect to incentive compensation and equity plans and administering such plans; (iii) reviewing and approving the terms of any compensatory agreements with our executive officers; and (iv) reviewing and recommending to our board of directors the compensation of our directors.

  Nominating and Corporate Governance Committee

        Messrs. Hansen, Kraus and Staenberg will serve as members of our nominating and corporate governance committee, with Mr. Hansen serving as the chair. Among other things, the committee is responsible for (i) determining and recommending to the board the qualifications and criteria to be considered in selecting director nominees; (ii) identifying individuals qualified to become directors and committee members; (iii) recommending director nominees to the board; (iv) developing and recommending approval of policies and guidelines relating to, and generally overseeing matters of, corporate governance; (v) considering matters of independence and conflicts of interest of board members and management; and (vi) overseeing the evaluation of the board, committees and management.

        Each of the above committees has a written charter approved by our board of directors. Following the closing of our initial public offering, copies of each charter will be posted on our website at www.peakresorts.com.

Compensation Committee Interlocks and Insider Participation

        Though our board did not have a compensation committee during the entire current or previous fiscal year, none of the individuals who currently serve on our compensation committee has served our company or any of our subsidiaries as an officer or employee. In addition, none of our executive officers serves as a member of the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of our board or compensation committee.

Code of Ethics

        The board of directors will adopt a Code of Conduct and Business Ethics applicable to all employees, including executive officers, and directors. A copy of the Code of Conduct and Business Ethics will be available on our corporate website at www.peakresorts.com. Any amendments to the Code of Conduct and Business Ethics, or any waivers of its requirements, will be disclosed on our website and reported to the SEC, as may be required.

Director Compensation

        Historically our directors have not received compensation for their service as directors and, as such, did not receive any compensation for the fiscal year ended April 30, 2014. Our board has adopted a new director compensation program that will be effective upon consummation of this offering pursuant to which our non-employee directors will receive an annual retainer of $75,000, half of which will be payable in cash and half of which will be payable in restricted stock units pursuant to the Company's 2014 Incentive Plan discussed elsewhere in this Prospectus. The chair of the audit committee will receive an additional annual retainer fee of $10,000, and the chairs of each of the compensation and nominating and corporate governance committees will receive an additional annual retainer fee of $5,000. The board also approved a one-time grant of restricted stock units valued at $50,000 to each of Messrs. Hansen, Kraus, O'Connor and Staenberg to be made under the Incentive Plan in connection with their initial appointments to the board upon consummation of this offering. We reimburse our non-employee directors for reasonable travel expenses incurred in attending the board and committee meetings.

Director Nominations

        In evaluating candidates, the board considers a candidate's judgment, skills, integrity, experience with businesses and other organizations of comparable size, the interplay of the candidate's experience with the experience of other board members, and the extent to which the candidate would be a desirable addition to the board.

        While the board does not specifically solicit suggestions for possible candidates from stockholders, the board will consider candidates recommended by stockholders. Suggestions, together with a description of the proposed nominee's qualifications, other relevant biographical information and an indication of the willingness of the proposed nominee to serve, should be sent to                         .

 EXECUTIVE COMPENSATION

2014 Summary Compensation Table

        As an "emerging growth company," we have opted to comply with the executive compensation rules applicable to "smaller reporting companies," as such term is defined under the Securities Act which require compensation disclosure for our principal executive officer and the two most highly compensated executive officers other than our principal executive officer. The following table sets forth all compensation paid to our named executive officers for the fiscal years ending April 30, 2014 and 2013. Columns otherwise required by SEC rules are omitted where there is no amount to report.

Name and Principal Position	Year	Salary	All Other Compensation(1)	Total
Timothy D. Boyd,	2014	$442,000	$23,173	$465,173
Chief Executive Officer and President	2013	$442,000	$17,591	$459,591
Stephen J. Mueller,	2014	$416,000	$14,909	$430,909
Chief Financial Officer, Vice President and Secretary	2013	$416,000	$6,823	$422,823
Richard K. Deutsch,	2014	$416,000	$—	$416,000
Vice President—Business and Real Estate Development	2013	$416,000	$—	$416,000

(1)
All Other Compensation consists of, for Mr. Boyd, the imputed value of group term life insurance premiums paid on his behalf and for Messrs. Boyd and Mueller, also includes a 401k plan matching contribution for fiscal 2014 and an allowance for personal automobile usage for fiscal 2014 and 2013.

        We have no outstanding restricted stock, stock options or other rights to purchase our securities.

  Employment Agreements

        Effective June 1, 2014, the Company entered into an Executive Employment Agreement ("Agreement") with each of Messrs. Boyd, Mueller and Deutsch (each, an "Executive"). Pursuant to their respective Agreement, Messrs. Boyd, Mueller and Deutsch are paid the following base salaries, not to be lowered during the term of the agreement and to be reviewed annually by the board of directors: Mr. Boyd—$442,000; Mr. Mueller—$416,000; and Mr. Deutsch—$416,000.

        Each Agreement provides that the Executive shall be eligible to participate in any incentive, equity or other compensation plans that the Company may implement relative to executive officers and to receive cash, equity or other awards as the board of directors deems appropriate, in their discretion. Each Agreement further provides that no bonus shall be paid to the Executive in fiscal 2015. Furthermore each executive shall be eligible to participate in other benefit plans and receive perks on the same terms as other senior executives of the Company. The Company will provide each Executive with a travel and entertainment budget that is reasonable in light of his position and responsibility and reimburse the Executive for such expenses upon receipt of appropriate documentation.

        The term of each Agreement is three years and shall be automatically renewed for successive one-year periods unless, no later than 60 days before the expiration of the term, either party gives the other written notice of non-renewal. Each of the Agreements with Messrs. Boyd, Mueller and Deutsch has been renewed.

        Each Agreement provides that the Company or Executive may terminate the agreement with or without cause and with or without good reason, respectively. Additionally, each Agreement contains termination rights in the event of the Executive's death or disability. Please see "—Payments upon Termination or a Change in Control" for further information regarding termination rights and payments due to the Executive upon termination or a change in control.

        Each Agreement contains non-competition and non-solicitation provisions that endure for a period of two years following the Executive's termination of employment with the Company. The Company will indemnify the Executive in connection with legal proceedings against the Executive in his capacity as a director, officer or employee of the Company to the fullest extent permitted by the Company's amended and restated articles of incorporation and amended and restated by-laws.

  Tax Considerations

        In the past, we have not taken into consideration the tax consequences to employees and the Company when considering types and levels of awards and other compensation granted to executives and directors; however, we anticipate that the compensation committee will consider these tax implications when determining executive compensation in the future.

  Compensation Recoupment Policy

        Our board recently adopted a compensation recoupment policy that applies to the Company's current and former executive officers. The policy provides that in the event the Company is required to prepare an accounting restatement due to the material non-compliance of the Company with any financial reporting requirement under the laws and regulations of the SEC, the Company will recover from any current or former executive officer who received cash bonuses, equity awards or other incentive-based compensation during the three-year period preceding the date on which the Company is required to prepare an accounting restatement, based on the erroneous data, the excess paid to the executive officer due to the erroneous data.

Payments upon Termination or a Change in Control

        Each of Messrs. Boyd, Mueller and Deutsch has entered into an Executive Employment Agreement ("Agreement") with the Company regarding his employment. The following is a description of the termination provisions contained in each Agreement and the payments due to the Executives upon termination or a change in control.

        The Company may terminate each Agreement at any time for cause, which is defined as: (i) any conduct related to the Company involving gross negligence, gross mismanagement, or the unauthorized disclosure of confidential information or trade secrets; (ii) dishonesty or a violation of the Company's Code of Ethics and Business Conduct that has resulted or reasonably could be expected to result in, a detrimental impact on the reputation, goodwill or business position of any of the companies (as defined in the Agreement); (iii) gross obstruction of business operations or illegal or disreputable conduct by Executive that impairs or reasonably could be expected to impair the reputation, goodwill or business position of any of the companies, and any acts that violate any policy of the Company relating to discrimination or harassment; (iv) commission of a felony or a crime involving moral turpitude or the entrance of a plea of guilty or nolo contedere to a felony or a crime involving moral turpitude; or (v) any action involving a material breach of the terms of the Agreement including material inattention to or material neglect of duties that Executive shall not have remedied within 30 days after receiving written notice from the board specifying the details thereof. In the event of a termination for cause, Executive shall be entitled to receive only Executive's then-current base salary through the date of such termination. Further, in the event of such a termination for cause, Executive shall not be entitled to receive any bonus payment for the year of termination or subsequent years under any plan in which Executive is then participating or any unvested shares or portion of any equity grant not yet vested made under any equity compensation plan of the Company ("Unvested Equity Grants").

        The Company may also terminate each Agreement at any time without cause, as defined above. In the event of such termination without cause, Executive shall be entitled to receive Executive's then-current base salary through the effective date of such termination. Upon execution of a mutual release, Executive shall also be entitled to (i) if entitled to receive a bonus, a pro-rated bonus for the portion of the Company's fiscal year through the effective date of such termination, which prorated bonus shall, if applicable, be based on applying the level of achievement of the performance to Executive's target bonus for the year of such termination payable in a lump sum at the same time as bonuses are paid to the Company's senior executives generally (the "Pro-Rated Bonus"), and (ii) 24 months of Executive's then current base salary payable in a lump sum. In addition, provided that both parties have signed a mutual release, all Unvested Equity Grants, if any, shall automatically become fully vested upon termination.

        Under each Agreement, Executive may terminate the Agreement at any time for good reason, which means (i) the Company has breached its obligations under the Agreement in any material respect, (ii) the Company has decreased Executive's then current base salary, and/or (iii) the Company has effected a material diminution in Executive's reporting responsibilities, authority, or duties as in effect immediately prior to such change; provided, however, that Executive shall not have the right to terminate the Agreement for good reason unless: (A) Executive has provided written notice to the Company of Executive's intent to terminate the Agreement under this provision and identify the specific condition Executive believes to constitute "Good Cause"; (B) the Company has been given at least 30 days after receiving such notice to cure such condition; and (C) the Company fails to reasonably cure the condition. In such event, provided that Executive and the Company have executed a mutual release, Executive shall be entitled to receive (i) Executive's then current base salary through the effective date of such termination, (ii) if entitled to receive a bonus, a Pro-Rated Bonus, and (iii) 24 months of Executive's then current base salary payable in a lump sum. In addition, provided that the mutual release has been executed, all Unvested Equity Grants, if any, shall automatically become fully vested upon termination.

        Executive may also terminate the Agreement at any time without good reason by giving the Company at least sixty 60 days' prior written notice. In such event, Executive shall be entitled to receive only Executive's then current base salary through the date of termination.

        In the event that Executive becomes totally and permanently disabled, the Company shall have the right to terminate the Agreement upon written notice to Executive. In the event of such termination due to disability, Executive shall be entitled to receive Executive's then current base salary through the date of such termination. Additionally, upon execution of a mutual release, Executive shall be entitled to (i) if entitled to receive a bonus, a Pro-Rated Bonus, and (ii) Executive's then-current base salary, net of short term disability payments remitted to Executive by the Company pursuant to the Company's Short-Term Disability Plan, through the earlier of (y) the scheduled expiration date of the Agreement (but in no event less than 12 months from the date of disability) or (z) the date on which Executive's long-term disability insurance payments commence. In addition, all Unvested Equity Grants, if any, shall automatically become fully vested upon termination.

        The Agreement shall automatically terminate upon the death of Executive. In such event, Executive's personal representative shall be entitled to receive Executive's then current base salary through such date of termination. Upon execution of a mutual release between the Company and Executive's personal representative, Executive's personal representative shall be entitled to a Pro-Rated Bonus, if entitled to receive a bonus. In addition, all Unvested Equity Grants, if any, shall automatically become fully vested upon termination.

        Upon Executive's termination without cause or for good reason, the Company agrees to pay Executive, in a lump sum, one year's COBRA premiums for continuation of health and dental coverage in existence at the time of such termination.

        In the event of a termination of Executive's employment by the Company without cause or notice by the Company of non-renewal of the Agreement, all within 365 days of a consummation of a change in control of the Company and provided that Executive and the Company execute a mutual release,

Executive shall be entitled to receive (i) Executive's then current base salary through the effective date of such termination or non-renewal, (ii) if entitled to receive a bonus , a Pro-Rated Bonus, (iii) a lump sum payment equal to 24 months of Executive's then current base salary plus an amount equal to the cash bonus paid to Executive in the prior calendar year, if any, and (iv) full vesting of all Unvested Equity Grants, if any. A change in control shall mean an event or series of events by which: (A) any person or group (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act, but excluding any employee benefit plan of such person or its subsidiaries, and any person or entity acting in its capacity as trustee, agent, or other fiduciary or administrator of any such plan) becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of 35% or more of the equity securities of the Company entitled to vote for members of the board or equivalent governing body of the Company on a fully-diluted basis; or (B) during any period of 24 consecutive months, a majority of the members of the board or other equivalent governing body of the Company cease to be composed of individuals (1) who were members of that board or equivalent governing body on the first day of such period, (2) whose election or nomination to that board or equivalent governing body was approved by individuals referred to in clause (1) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body, or (3) whose election or nomination to that board or other equivalent governing body was approved by individuals referred to in clauses (1) and (2) above constituting at the time of such election or nomination at least a majority of that board or equivalent governing body (excluding, in the case of both clause (2) and clause (3), any individual whose initial nomination for, or assumption of office as, a member of that board or equivalent governing body occurs as a result of an actual or threatened solicitation of proxies or consents for the election or removal of one or more directors by any person or group other than a solicitation for the election of one or more directors by or on behalf of the board); or (C) any person or two or more persons acting in concert shall have acquired, by contract or otherwise, control over the equity securities of the Company entitled to vote for members of the board or equivalent governing body of the Company on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right) representing 51% or more of the combined voting power of such securities; or (D) the Company sells or transfers (other than by mortgage or pledge) all or substantially all of its properties and assets to, another person or group (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act).

2014 Equity Incentive Plan

        Our board of directors and stockholders adopted our Incentive Plan, which will become effective concurrently with the consummation of this offering.

        We will reserve for issuance under the Incentive Plan a maximum number of shares of common stock equal to the lesser of (i) 4% of the total issued and outstanding shares of our common stock immediately upon consummation of the offering and (ii) 700,000 shares. Assuming that we will issue 10,000,000 shares of common stock in this offering, we will register an additional 559,296 shares of common stock for issuance under the Incentive Plan. Appropriate adjustments will be made in the number of shares authorized for issuance under the Incentive Plan in the event of a stock split or other change in our capital structure. Shares subject to awards granted under the Incentive Plan which expire or are forfeited, cancelled, exchanged or surrendered, or which expire will again become available for issuance under the Incentive Plan. Shares exchanged as payment in connection with options or stock appreciation rights ("SARs") and shares exchange or withheld to satisfy tax withholding obligations shall not be again be available for issuance under the Incentive Plan. Only the net number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise will be deducted from the shares available under our 2013 Plan. Upon the exercise of any award granted in tandem with any other awards, such related awards shall be cancelled to the extent of the number of shares as to which the award is exercised and, notwithstanding the foregoing, such number of shares shall no longer be available for issuance under the Incentive Plan. In addition, (i) to the extent an award denominated in shares of common stock is paid or settled in cash, the number of shares of common stock with respect to which such payment or settlement is made shall again be available for issuance under the Incentive Plan; and (ii) shares of common stock underlying awards that can only be settled in cash shall not reduce the number of shares available for issuance under the Incentive Plan.

        We may grant Incentive Plan awards to our officers, employees, directors, independent contractors and consultants. Participants will be eligible to receive options, SARs, restricted stock, restricted stock units ("RSUs"), other stock-based awards, stock bonuses and cash awards, provided that we may grant incentive stock options only to employees.

        The Incentive Plan will be generally administered by the compensation committee of our board of directors. Subject to the provisions of the Incentive Plan, the compensation committee has the discretion to determine the persons to whom and the times at which awards are granted, the sizes of such awards and all of their terms and conditions. The compensation committee will have the authority to construe and interpret the terms of the Incentive Plan and awards granted under it.

        As described above, awards may be granted under the Incentive Plan to our employees, officers, directors, independent contractors or consultants. All awards will be evidenced by a written agreement between us and the holder of the award and may include any of the following:

  •
  Options.  We may grant nonstatutory stock options or incentive stock options (as described in Section 422 of the Code), each of which gives its holder the right, during a specified term (not exceeding 10 years) and subject to any specified vesting or other conditions, to purchase a number of shares of our common stock at an exercise price equal to the fair market value of our common stock on the date of grant, or in the case of incentive stock options, an exercise price no less than 110% of the fair market value of our common stock on the date of grant.

  •
  SARs.  Stock appreciation rights. A SAR gives its holder the right, during a specified term (not exceeding 10 years) and subject to any specified vesting or other conditions, to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. We may pay the appreciation in shares of our common stock or in cash, or a combination of common stock or cash.

  •
  Restricted stock.  The administrator may grant restricted stock awards either as a bonus or as a purchase right at such price as the administrator determines. Shares of restricted stock remain subject to forfeiture until vested, based on such terms and conditions as the administrator specifies. Holders of restricted stock will have the right to vote the shares and to receive any dividends paid, except that the dividends may be subject to the same vesting conditions as the related shares.

  •
  Restricted stock units.  Restricted stock units represent rights to receive shares of our common stock (or their value in cash) at a future date without payment of a purchase price (unless required under applicable state corporate laws), subject to vesting or other conditions specified by the administrator. Holders of restricted stock units have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant restricted stock units that entitle their holders to dividend equivalent rights.

  •
  Other stock-based awards, cash-based awards and stock bonuses.  The administrator may grant other stock-based awards, stock bonuses or other cash-based awards that are subject to vesting or other conditions specified by the administrator. Settlement of other stock-based awards may be in cash or shares of our common stock, as determined by the administrator. The administrator may grant dividend equivalent rights with respect to other stock-based awards.

        In the event a change in control as described in the Incentive Plan occurs and a participant's employment is terminated within 12 months following the change in control, then (i) any unvested or unexercisable portion of any award carrying a right to exercise shall become fully vested and exercisable; and (ii) the restrictions, deferral limitations, payment conditions and forfeiture conditions applicable to an award shall lapse, such awards shall be deemed fully vested and any performance conditions imposed with respect to such awards shall be deemed to be fully achieved.

        The Incentive Plan will continue in effect until it is terminated by the board, provided, however, that all awards will be granted, if at all, within 10 years of its effective date. The board may amend, alter or terminate the Incentive Plan, provided that without stockholder approval, the Incentive Plan cannot be amended to effect any other change that would require stockholder approval under any applicable law or listing rule.

PRINCIPAL STOCKHOLDERS

        The following table shows the amount of our common stock beneficially owned as of October 1, 2014 prior to the offering and after giving effect to this offering by (i) each person who is known by us to own beneficially more than 5% of our common stock, (ii) each member of the board of directors, (iii) each of the named executive officers and (iv) all members of the board of directors and the executive officers, as a group. A person is a "beneficial owner" of a security if that person has or shares voting or investment power over the security or if he or she has the right to acquire beneficial ownership within 60 days. Unless otherwise noted, these persons, to our knowledge, have sole voting and investment power over the shares listed. Percentage computations are based on 3,982,400 shares of our common stock outstanding as of October 1, 2014. The information presented in the table below reflects the anticipated 100 for 1 stock split. Except as otherwise noted, the principal address for the stockholders listed below is c/o Peak Resorts, Inc., 17409 Hidden Valley Drive, Wildwood, Missouri 63025.

	Shares of Common Stock Beneficially Owned Prior to This Offering		Shares of Common Stock Beneficially Owned After This Offering
Name	Number	Percent	Number	Percent
Timothy D. Boyd(1)	1,274,300	32.0%	1,274,300	9.1%
Stephen J. Mueller(2)	489,100	12.3%	489,100	3.5%
Richard K. Deutsch	483,400	12.1%	483,400	3.5%
Glenn E. Boyd, Jr.(3)	324,400	8.1%	324,400	2.3%
Robin B. Graham(4)	545,300	13.7%	545,300	3.9%
David Grenier(5)	209,600	5.3%	209,600	1.5%
Stanley W. Hansen	—	*	—	*
Carl E. Kraus	—	*	—	*
Christopher S. O'Connor	—	*	—	*
Michael H. Staenberg	—	*	—	*
All named directors and executive officers as a group (7 persons)	2,246,800	56.4%	2,246,800	16.1%

*
Less than 1.0%.

(1)
Includes 750,000 shares held by Mr. Boyd as Trustee of the Timothy D. Boyd Revocable Trust, dated August 27, 1996. This amount also includes 221,900 shares held by Mr. Boyd's wife, Melissa K. Boyd, as Trustee of the Timothy D. Boyd 2011 Family Trust u/a, dated January 28, 2011, and 302,400 shares held by Ms. Boyd as Trustee of the Melissa K. Boyd Revocable Trust, dated August 27, 1996. Ms. Boyd has sole voting and investment power as Trustee.

(2)
Represents 489,100 shares held by Mr. Mueller and Beth R. Mueller, Trustees of the Stephen J. Mueller Revocable Living Trust U/S dated October 5, 2012, as amended.

(3)
Includes 324,400 shares held by Glenn Edward Boyd and Vickie L. Boyd, Trustees of the 2001 Boyd Family Trust u/a November 30, 2001, over which Mr. G. Boyd and Ms. V. Boyd share voting and investment power. Mr. G. Boyd's principal address is 15732 Los Gatos Boulevard, #406, Los Gatos, California 95032.

(4)
Includes 263,700 shares held by Ms. Graham in her name; 58,000 shares held by Kent D. Graham, her husband, in his name; 107,600 shares held by Mr. Graham as Trustee of the Robin B. Graham Family Trust u/a, dated January 28, 2011; 58,000 shares held by Kent and Robin Graham as Co-Trustees of the Boyd Family Trust, f/b/o Ashley E. Graham, dated November 27, 1996; and 58,000 shares held by Kent and Robin Graham as Co-Trustees of the Boyd Family Trust, f/b/o Lauren G. Graham, dated November 27, 1996. Mr. Graham has sole voting and investment power over the shares he owns in his name and as Trustee, and Mr. and Ms. Graham share voting and investment power over those shares for which they serve as Co-Trustees. The principal address for Ms. Graham is 3 Witherwood Drive, Hamburg, New Jersey 07419.

(5)
Represents 209,600 shares held by David Grenier and Linda S. Grenier, or their Successor(s) as Trustee(s) of the David Grenier Living Trust, dated August 11, 1994, over which Mr. and Ms. Grenier share voting and investment power. Mr. Grenier's principal address is c/o Snow Creek Ski Area, P.O. Box 567, Weston, Missouri 64098.

 CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        On October 30, 2007, the Company and certain of its subsidiaries entered into an Amended and Restated Credit and Security Agreement with EPT Ski Properties, Inc. pursuant to which EPT Ski Properties, Inc. provided the Company with a $31.0 million operating loan. This amount was later increased to $56.0 million upon the execution of the fifth amended and restated promissory note, dated July 13, 2012. Messrs. Boyd, Mueller and Deutsch executed a Consent and Agreement of Guarantors on October 30, 2007 pursuant to which they each personally guaranteed payment of the amount due by the Company under, and in satisfaction of all other obligations pursuant to, the Amended and Restated Credit and Security Agreement. The largest aggregate amount of principal outstanding under the Amended and Restated Credit and Security Agreement was $47.0 million during each of the fiscal years ended April 30, 2014 and 2013. As of April 30, 2014, the Company owed $47.0 million under the Amended and Restated Credit and Security Agreement. There were no required principal payments on the outstanding loan amount under the Amended and Restated Credit and Security Agreement during the fiscal years ended April 30, 2014 and 2013, but the Company made payments of $4.7 million of interest on the outstanding loan amount during each of these periods. As of April 30, 2014, the Company pays interest at a rate of 9.98% on the outstanding balance owed under the Amended and Restated Credit and Security Agreement.

        In October 2014, the Company entered into a capital lease to finance the construction of the Zip Rider at Attitash. The lease is payable in 60 monthly payments of $38,800, commencing November 2014. The Company has a $1.00 purchase option at the end of the lease term. Messrs. Boyd, Mueller and Deutsch have personally guaranteed the lease. These personal guarantees will be released upon the effective date of this offering.

Policies and Procedures for Related Party Transactions

        As provided by the audit committee's charter, the audit committee must review and approve all transactions between the Company and any related person that are required to be disclosed pursuant to Item 404 of Regulation S-K. "Related person" and "transaction" shall have the meanings given to such terms in Item 404 of Regulation S-K, as amended from time to time. In determining whether to approve or ratify a particular transaction, the audit committee will take into account any factors it deems relevant.

 DESCRIPTION OF CAPITAL STOCK

        The following discussion summarizes the material terms of the common stock to be issued in connection with the initial public offering contemplated by this Prospectus. This discussion does not purport to be complete and is qualified in its entirety by reference to our amended and restated articles of incorporation and our amended and restated by-laws, copies of which have been filed as exhibits to the registration statement of which this Prospectus forms a part.

Authorized Capital Stock

        Our authorized capital stock consists of 20,000,000 shares of common stock, par value $0.01 per share. As of July 31, 2014, we had outstanding 3,982,400 shares of common stock, assuming a 100 for 1 stock split, held by 21 stockholders of record.

Common Stock

        Voting.    Holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders.

        Dividends.    Holders of common stock are entitled to receive such dividends and other distributions in cash, stock or property of the Company when, as, and if declared by the board of directors out of assets or funds of the Company legally available therefor.

        No Conversion, Redemption or Preemptive Rights.    Holders of common stock do not have conversion or redemption rights or any preemptive rights to subscribe for any of our unissued securities.

Anti-Takeover Effects of Certain Provisions of Our Amended and Restated Articles of Incorporation and Amended and Restated By-laws

        Certain provisions of our amended and restated articles of incorporation and amended and restated by-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (i) the merger or acquisition of our Company by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest, and (ii) the removal of incumbent officers and directors.

  •
  Removal of directors; vacancies.  Our amended and restated by-laws provide that a director may be removed from office (i) by action of a majority of the board only if such director fails to meet the qualifications for director as stated in the amended and restated by-laws or is in breach of any agreement between such director and the Company relating to his or her services as a director or employee of the Company, or (ii) by a vote of at least 66 2/3% of the shares then entitled to vote in the election of directors, voting as a single class. A vacancy on the board of directors may be filled only by a majority of the remaining directors in office.

  •
  No cumulative voting.  Our amended and restated articles of incorporation prohibit cumulative voting.

  •
  Calling of special meetings of stockholders.  The amended and restated by-laws provide that special meetings of the stockholders may only be called by the chairman of the board, the president of the Company, or by resolution of the board of directors upon a vote of at least 75% of all shares issued and outstanding and entitled to vote at the special meeting.

  •
  Advance notice requirements for stockholder proposals and director nominations.  Our amended and restated by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting.

  •
  Amendment of amended and restated by-laws.  Our amended and restated by-laws can only be amended by the board of directors.

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that substantial sales may occur, could materially and adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

        Upon completion of this offering, we will have 13,982,400 shares of common stock outstanding. Of these shares of common stock, the 10,000,000 shares of common stock being sold in this offering will be freely tradable without restriction under the Securities Act, except for any such shares which may be held or acquired by an "affiliate" of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining 3,982,400 shares of common stock held by our existing stockholders upon completion of this offering will be "restricted securities," as that phrase is defined in Rule 144, and may be resold only after registration under the Securities Act or pursuant to an exemption from such registration, including, among others, the exemptions provided by Rule 144 of the Securities Act, which is summarized below. All of these shares of common stock are subject to the lock-up agreements described below and will be eligible for sale in the public market at various times beginning 180 days after the date of this Prospectus pursuant to Rule 144.

Rule 144

        The availability of Rule 144 will vary depending on whether shares of our common stock are restricted and whether they are held by an affiliate or a non-affiliate. For purposes of Rule 144, a non-affiliate is any person or entity that is not our affiliate at the time of sale and has not been our affiliate during the preceding three months.

        In general, under Rule 144, once we have been a reporting company subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an affiliate who has beneficially owned shares of our restricted common stock for at least six months would be entitled to sell within any three-month period any number of such shares that does not exceed the greater of:

  •
  1% of the number of shares of our common stock then outstanding, which will equal approximately 139,824 shares immediately after consummation of this offering; or

  •
  the average weekly trading volume of our common stock on the open market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

        In addition, any sales by our affiliates under Rule 144 are subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Our affiliates must comply with all the provisions of Rule 144 (other than the six-month holding period requirement) in order to sell shares of our common stock that are not restricted securities, such as shares acquired by our affiliates either in this offering or through purchases in the open market following this offering. An "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, an issuer.

        Similarly, once we have been a reporting company for at least 90 days, a non-affiliate who has beneficially owned shares of our restricted common stock for at least six months would be entitled to sell those shares without complying with the volume limitation, manner of sale and notice provisions of Rule 144, provided that certain public information is available. Furthermore, a non-affiliate who has beneficially owned our shares of restricted common stock for at least one year will not be subject to any restrictions under Rule 144 with respect to such shares, regardless of how long we have been a reporting company.

        We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Lock-Up Agreements

        We and our officers, directors and holders of all of our common stock have agreed with the underwriters not to offer, pledge, sell, contract to sell, grant, lend or otherwise transfer or dispose of any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified limited exceptions and extensions described elsewhere in this Prospectus, during the period continuing through the date that is 180 days (subject to extension) after the date of this Prospectus, except with the prior written consent of FBR Capital Markets & Co. and Stifel, Nicolaus & Company, Incorporated, on behalf of the underwriters. See "Underwriting." FBR Capital Markets & Co. and Stifel, Nicolaus & Company, Incorporated, may release any of the securities subject to these lock-up agreements at any time without notice.

Stock Issued Under Compensatory Plans

        Immediately after this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act to register common stock issuable under our Incentive Plan. This registration statement will be automatically effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us. Rule 144 restrictions applicable to our affiliates or the lock-up restrictions are described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S holder that purchases shares of our common stock in this offering. For purposes of this summary, a "non-U.S. holder" means a beneficial owner of our common stock that is for U.S. federal income tax purposes, an individual, corporation, estate or trust that is not a "U.S. person." For purposes of this discussion, a U.S. person means a person who is for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident* of the U.S.;

  •
  a corporation, including any entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the U.S., any state within the U.S. or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust (1) if it is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

  •
  a nonresident alien individual;

  •
  a foreign corporation (or an entity treated as a foreign corporation for U.S. federal income tax purposes); or

  •
  a foreign estate or foreign trust.

        In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, we urge you to consult your own tax advisor.

        This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, the related Treasury regulations and applicable administrative and judicial interpretations, all as of the date of this Prospectus. Those authorities may change, perhaps retroactively, so as to result in U.S. federal income tax consequences different than those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

        This summary does not address all aspects of U.S. federal income and estate taxes that may be relevant to non-U.S. holders in light of their personal circumstances and does not deal with federal taxes other than the U.S. federal income and estate taxes as specifically discussed below, with state,

*
An individual is generally treated as a resident of the U.S. for U.S. federal income tax purposes if in any calendar year the individual is physically present in the U.S. on at least 31 days in that calendar year and for an aggregate of at least 183 days during the three-year period ending on the last day of the current calendar year. For purposes of the 183-year calculation, all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Residents are generally taxed for U.S. federal income tax purposes as if they were U.S. citizens.

local or non-U.S. tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

  •
  U.S. expatriates;

  •
  controlled foreign corporations;

  •
  passive foreign investment companies;

  •
  corporations that accumulate earnings to avoid U.S. federal income tax; and

  •
  banks, insurance companies or other financial institutions;

  •
  partnerships or other entities treated as partnerships for U.S. federal income tax purposes;

  •
  persons subject to the alternative minimum tax;

  •
  persons subject to the "Medicare contribution tax";

  •
  tax-exempt organizations;

  •
  tax-qualified retirement plans;

  •
  brokers or dealers in securities or currencies;

  •
  real estate investment trusts;

  •
  regulated investment companies;

  •
  mutual funds;

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

  •
  persons that will hold common stock as a position in a hedging transaction, "straddle," "conversion" or other integrated transaction for tax purposes.

        Such non-U.S. holders are urged to consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

        This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (generally property held for investment).

        If you are considering the purchase of our common stock, we urge you to consult your tax advisor concerning the U.S. federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income and estate tax law or under the laws of any other taxing jurisdiction, in light of your particular circumstances.

Distribution on Shares of Our Common Stock

        We intend to pay quarterly cash dividends on our common stock at an initial quarterly rate of $0.1375 per share. We intend to pay the first dividend in February 2015, which will include an amount on a pro-rated basis for the period from the effective date of this offering to January 31, 2015 and, thereafter, to pay dividends on a quarterly basis. There can be no guarantee that we will be able to pay dividends at this rate, or at all, in the future. The declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors and will depend upon many factors, including our actual results of operations, financial condition, capital requirements, contractual restrictions, restrictions in our debt agreements, including the Master Credit Agreement, and other factors deemed relevant by our board of directors. For a more detailed description of the payment of dividends, please see "Dividend Policy." Distributions on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of both our current and accumulated earnings and profits will constitute a return of capital that reduces (but not below zero) the non-U.S. holder's adjusted tax basis in our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described under "Gain on Disposition of Common Stock" below. Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, of the gross amount of the dividends paid. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the U.S. (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied (usually by providing us with an IRS Form W-8ECI). Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a U.S. person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If we are a "U.S. real property holding company" (a "USRPHC"), as described below, distributions (or portions of distributions) to non-U.S. holders that are not dividends will be subject to withholding of U.S. federal income tax at a rate of 10%. However, a non-U.S. holder may be able to claim a refund of such withheld tax imposed on a return of capital distribution (up to its adjusted tax basis in our shares) by filing a timely U.S. federal income tax return.

        A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to complete IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable form) and certify under penalty of perjury that such holder is not a U.S. person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

        A non-U.S. holder of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

        A non-U.S. holder generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

  •
  the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the U.S. (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

  •
  if the non-U.S. holder is an individual, such non-U.S. holder is present in the U.S. for 183 days or more in the taxable year of the sale or other taxable disposition, and such non-U.S. holder has a "tax home" (as defined in the Code) in the U.S.; or

  •
  we are or have been a USRPHC for U.S. federal income tax purposes at any time during the shorter of the period that the non-U.S. holder held our common stock and the five-year period ending on the date the non-U.S. holder disposes of our common stock.

        Unless an applicable income tax treaty provides otherwise, a non-U.S. holder who has gain that is described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale or other taxable disposition under regular graduated U.S. federal income tax rates in the same manner as if it were a U.S. person as defined under the Code. In addition, a non-U.S. holder described in the first bullet point immediately above that is a foreign corporation may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits that are not reinvested in its U.S. trade or business or at such lower rate as may be specified by an applicable income tax treaty.

        An individual non-U.S. holder who is described in the second bullet point immediately above will be subject to a flat 30% tax on the gain recognized from the sale or other taxable disposition (or such lower rate as may be specified by an applicable income tax treaty), which may be offset by certain U.S.-source capital losses. We urge non-U.S. holders to consult with their tax advisors regarding whether any potentially applicable income tax treaties may provide for different rules.

        With respect to the third bullet point above, generally a corporation is a USRPHC if the fair market value of its U.S. real property interests (net of certain debt secured by such real property) equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (net of certain debt secured by such real property and other assets). We have not determined whether we are a USRPHC, but we believe that we are now likely a USRPHC and likely will remain a USRPHC for the foreseeable future. However, so long as our common stock continues to be "regularly traded on an established securities market," a non-U.S. holder will be taxable on gain recognized on the sale or other taxable disposition of our common stock only if the non-U.S. holder actually or constructively holds or held more than 5% of our common stock at any time during the five-year period ending on the date of disposition or, if shorter, the non-U.S. holder's holding period for our common stock. If our common stock ceases to be regularly traded on an established securities market, and we are or have been a USRPHC during the five-year period ending on the date of disposition or, if shorter, the non-U.S. holder's holding period for our common stock, among other things, a transferee may be required to withhold 10% of the proceeds payable to a non-U.S. holder from a disposition of shares of our common stock, and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to U.S. persons. There can be no assurance that our common stock will continue to be regularly traded on an established securities market.

        We urge non-U.S. holders to consult their tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock.

Federal Estate Tax

        Our common stock that is owned (or treated as owned) by an individual who is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in such individual's gross estate for U.S. federal estate tax purposes, unless an applicable estate or other tax treaty provides otherwise, and, therefore, may be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding Tax

        We generally must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty or agreement.

        A non-U.S. holder will be subject to backup withholding (currently at a 28% rate of tax) for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person as defined under the Code), or such holder otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the U.S. or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person as defined under the Code), or such owner otherwise establishes an exemption.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Additional Withholding Requirements

        Sections 1471 through 1474 of the Code, recently released final regulations thereunder, and administrative guidance (provisions which are commonly referred to as "FATCA"), will generally impose a 30% withholding tax on dividends on our common stock paid on or after July 1, 2014 and the gross proceeds of a sale or other disposition of our common stock paid on or after January 1, 2017 to: (i) a foreign financial institution (as that term is defined in Section 1471(d)(4) of the Code) unless that foreign financial institution enters into an agreement with the U.S. Treasury Department to collect and disclose information regarding U.S. account holders of that foreign financial institution (including certain account holders that are foreign entities that has U.S. owners) and satisfies other requirements; and (ii) specified other foreign entities unless such an entity certifies that it does not have any substantial U.S. owners or provides the name, address and taxpayer identification number of each substantial U.S. owner and such entity satisfies other specified requirements. Non-U.S. holders should consult their own tax advisors regarding the application of FATCA to them and whether it may be relevant to their purchase, ownership and disposition of our common stock.

        THE SUMMARY OF MATERIAL U.S. FEDERAL TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this Prospectus, the underwriters named below, for whom FBR Capital Markets & Co. and Stifel, Nicolaus & Company, Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares of common stock offered by this Prospectus set forth opposite their names below:

Underwriters	Number of Shares
FBR Capital Markets & Co.
Stifel, Nicolaus & Company, Incorporated
Robert W. Baird & Co. Incorporated
Janney Montgomery Scott LLC
Oppenheimer & Co. Inc.

Total	10,000,000

  Nature of Underwriting Commitment

        The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares of common stock offered by this Prospectus are subject to the approval of certain legal matters by their counsel and to other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this Prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the over-allotment option described below. The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this Prospectus, less underwriting discounts and commissions, and part to certain dealers at a price that represents a concession not in excess of $    •    a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the underwriters.

  Option to Purchase Additional Shares

        We have granted to the underwriters an option, exercisable for 45 days from the date of this Prospectus, to purchase up to an aggregate of 1,500,000 additional shares of common stock at the public offering price, less underwriting discounts and commissions. The underwriters may exercise this option, in whole or in part, solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this Prospectus. If the over-allotment option is exercised in full, the total price to the public would be $    •    , the total underwriter discounts and commissions would be $    •    , and the total proceeds to us would be $    •    .

  Discounts and Commissions

        The following table shows the per share and total underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	Per Share		Total No Exercise		Full Exercise
Public offering price	$	•	$	•	$	•
Underwriting discount	$	•	$	•	$	•
Proceeds, before expenses, to us	$	•	$	•	$	•

        In addition, we estimate that the expenses of this offering other than underwriting discounts and commissions payable by us will be approximately $1.4 million.

  Lock-up Agreements

        We, all of our directors and officers, and holders of our outstanding stock have agreed that, subject to specified exceptions, without the prior written consent of FBR Capital Markets & Co. and Stifel, Nicolaus & Company, Incorporated, as representatives of the underwriters, we and they will not, during the period beginning on the effective date of this offering and ending 180 days thereafter:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock; or

  •
  make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

        The restrictions described in the preceding paragraphs do not apply to:

  •
  the sale by us of shares to the underwriters in connection with the offering;

  •
  the issuance by us of options or shares of stock under any stock compensation plan;

  •
  transactions relating to shares of common stock or other securities convertible or exchangeable into common stock acquired in open market transactions after the completion of the offering of the shares; provided that no filing with the SEC shall be required or shall be made voluntarily in connection with such transaction; or

  •
  the transfer of shares of common stock or any security convertible or exchangeable into shares of common stock as a bona fide gift, or by will or intestate succession to a member of the immediate family of our stockholders, or to a trust for the benefit of such immediate family member; provided that it shall be a condition to the transfer or distribution that the transferee provide prior written notice of such transfer or distribution to FBR Capital Markets & Co. and Stifel, Nicolaus & Company, Incorporated and execute a copy of the lock-up agreement, that no filing by any donee or transferee with the SEC shall be required or shall be made voluntarily in connection with such transfer or distribution, other than a filing on Form 5, and that no such transfer or distribution may include a disposition for value.

        The 180-day restricted period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

  •
  prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 180-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

  Stabilization

        In order to facilitate this offering of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if an underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for and purchase shares of common stock in the open market. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

  Directed Share Program

        At our request, the underwriters have reserved up to 10.0% of the common stock being offered by this Prospectus for sale to our directors, employees, business associates and related persons at the public offering price. The sales will be made by the underwriters through a directed share program. We do not know if these persons will choose to purchase all or any portion of this reserved common stock, but any purchases they do make will reduce the number of shares available to the general public. To the extent the allotted shares are not purchased in the directed share program, we will offer these shares to the public. These persons must commit to purchase no later than the close of business on the day following the date of this Prospectus. Any directors, employees or other persons purchasing such reserved common stock will be prohibited from selling such stock for a period of 180 days after the date of this Prospectus. The common stock issued in connection with the directed share program will be issued as part of the underwritten offer.

  Other Terms

        We will apply to have our common stock approved for quotation on the NASDAQ Global Market under the symbol "SKIS".

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        Prior to this offering, there has been no public market for the shares of common stock. The initial public offering price will be determined by negotiations between us and the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general; sales, earnings and other financial operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary Prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares may not develop, and it is possible that after the offering the shares will not trade in the market above their initial offering price. A Prospectus in electronic format may be made available on a website maintained by one or more of the underwriters, and the underwriters may distribute Prospectuses electronically.

  Foreign Regulatory Restrictions on Purchase of Our Common Stock

        We have not taken any action to permit a public offering of our common stock outside the U.S. or to permit the possession or distribution of this Prospectus outside the U.S. Persons outside the U.S. who come into possession of this Prospectus must inform themselves about and observe any restrictions relating to this offering and the distribution of the Prospectus outside the U.S. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this Prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

  Notice to Prospective Investors in Australia

        No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This Prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

        Any offer in Australia of the shares of our commons stock may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of our common stock without disclosure to investors under Chapter 6D of the Corporations Act.

        The shares of our common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of our common stock must observe such Australian on-sale restrictions.

        This Prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this Prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

  Notice to Prospective Investors in the EEA

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), from and including the date on which the European Union Prospectus Directive (the "EU Prospectus Directive") was implemented in that Relevant Member State (the "Relevant Implementation Date") an offer of securities described in this Prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation

Date, an offer of securities described in this Prospectus may be made to the public in that Relevant Member State at any time:

  •
  to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

  •
  in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this Prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

        For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression "EU Prospectus Directive" means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

  Notice to Prospective Investors in the United Kingdom

        This Prospectus is only being distributed to and is only directed at persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, and/or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons").

        This Prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom who is not a relevant person should not act or rely on this document or any of its contents.

        Each underwriter has represented, warranted and agreed that:

          (A)  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received by it in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

          (B)  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

  Notice to Prospective Investors in Germany

        Any offer or solicitation of securities within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz—WpPG). The offer and solicitation of securities to the public in Germany requires the publication of a prospectus that has to be filed with and approved by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin). This Prospectus has not been and will not be submitted for filing and approval to the BaFin and, consequently, will not be published. Therefore, this Prospectus does not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This Prospectus and any other document relating to our common stock, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of our common stock to the public in Germany, any public marketing of our common stock or any public solicitation for offers to subscribe for or otherwise acquire our common stock. This Prospectus and other offering materials relating to the offer of our common stock are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

  Notice to Prospective Investors in Switzerland

        This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this Prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

 VALIDITY OF COMMON STOCK

        The validity of the shares of common stock offered hereby will be passed upon for us by Sandberg Phoenix & von Gontard P.C., St. Louis, Missouri. Certain legal matters in connection with this offering will be passed upon for the underwriters by Andrews Kurth LLP, Austin, Texas.

EXPERTS

        The consolidated financial statements of Peak Resorts, Inc. and subsidiaries as of April 30, 2014 and 2013 and for each of the years in the two-year period ended April 30, 2014 appearing in this Prospectus and the related financial statement schedules included elsewhere in the registration statement have been audited by McGladrey LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere in the registration statement (which report expresses an unqualified opinion on the financial statements and financial statement schedules), and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed a registration statement, of which this Prospectus is a part, on Form S-1 with the SEC relating to this offering. This Prospectus does not contain all of the information in the registration statement and the exhibits and financial statements included with the registration statement. References in this Prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents.

        The Company's filings with the SEC are available to the public on the SEC's website at http://www.sec.gov. Those filings will also be available to the public on, or accessible through, our corporate web site at http://www.peakresorts.com. The information contained on or accessible through our corporate web site or any other web site that we may maintain is not part of this Prospectus or the registration statement of which this Prospectus is a part. You may also read and copy, at SEC prescribed rates, any document we file with the SEC, including the registration statement (and its exhibits) of which this Prospectus is a part, at the SEC's Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. You may also request a copy of these filings, at no cost, by writing to us at 17409 Hidden Valley Drive, Wildwood, Missouri 63025 or telephoning us at (636) 938-7474.

        Upon the effectiveness of the registration statement, we will be subject to the informational requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy and information statements and other information with the SEC. Such annual, quarterly and current reports; proxy and information statements; and other information can be inspected and copied at the locations set forth above. We will report our financial statements on a year ended April 30. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent registered public accounting firm and will post on our website our quarterly reports containing unaudited consolidated financial statements for each of the first three quarters of each fiscal year.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Peak Resorts, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Peak Resorts, Inc. and Subsidiaries
Wildwood, Missouri

        We have audited the accompanying consolidated balance sheets of Peak Resorts, Inc. and Subsidiaries as of April 30, 2014 and 2013, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years ended April 30, 2014 and 2013. Our audits also included the financial statement schedules of Peak Resorts, Inc. and Subsidiaries listed in Item 16(b). These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and schedules based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (U.S.). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peak Resorts, Inc. and Subsidiaries as of April 30, 2014 and 2013, and the results of their operations and their cash flows for the years ended April 30, 2014 and 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ McGladrey LLP

St. Louis, Missouri
September 12, 2014, except for the last eight paragraphs in Note 13 as to which the date is November 10, 2014

Peak Resorts and Subsidiaries

Consolidated Balance Sheets

April 30, 2014 and 2013

	2014	2013
Assets
Current Assets:
Cash and cash equivalents	$13,186,400	$11,971,300
Restricted cash balances	13,063,100	12,140,500
Accounts receivable	396,300	366,400
Inventory	1,540,600	1,456,000
Deferred income tax	875,000	927,000
Prepaid expenses and other current assets	1,433,100	883,000

Total current assets	30,494,500	27,744,200
Property and Equipment, net	136,695,600	135,806,000
Land Held for Development	36,877,400	35,779,900
Other Assets	3,223,900	3,216,300

Total assets	$207,291,400	$202,546,400

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable and accrued expenses	$5,025,600	$3,705,000
Accrued stockholder distributions	—	78,800
Accrued interest	24,200	14,200
Accrued salaries, wages and related taxes and benefits	886,300	1,074,300
Unearned revenue	7,458,100	4,923,600
Current portion of deferred gain on sale/leaseback	332,800	332,800
Current portion of long-term debt and capitalized lease obligations	1,059,300	1,457,100

Total current liabilities	14,786,300	11,585,800

Long-term Debt	174,651,700	170,324,300
Capitalized Lease Obligations	190,900	540,600
Deferred Gain on Sale/Leaseback	3,844,200	4,177,000
Deferred Income Tax	9,682,000	10,245,000
Other Liabilities	648,000	684,000
Commitments and Contingencies (Note 10)
Stockholders' Equity:
Common stock, $.01 par value; 20,000,000 shares authorized, 3,982,400 shares issued	39,824	39,824
Additional paid-in capital	385,400	385,400
Retained earnings	3,063,076	4,564,476

	3,488,300	4,989,700

Total liabilities and stockholders' equity	$207,291,400	$202,546,400

See Notes to Consolidated Financial Statements.

Peak Resorts and Subsidiaries

Consolidated Statements of Operations

Years Ended April 30, 2014 and 2013

	2014	2013
Resort revenues	$105,205,100	$99,688,500
Costs and expenses:
Resort operating expenses	73,941,400	68,091,200
Depreciation and amortization	9,207,300	8,901,600
General and administrative expenses	3,240,000	2,529,300
Land and building rent	1,464,100	1,428,400
Real estate and other taxes	1,651,300	1,817,000
Settlement of lawsuit	700,000	—

	90,204,100	82,767,500

Income from operations	15,001,000	16,921,000

Other income (expense):
Interest, net of $344,300 and $3,679,600 capitalized in 2014 and 2013, respectively	(17,306,600)	(12,733,100)
Gain on sale/leaseback	332,800	332,800
Investment income	10,400	9,600

	(16,963,400)	(12,390,700)

Taxable income (loss)	(1,962,400)	4,530,300
Income tax provision (benefit)	(461,000)	1,823,000

Net income (loss)	$(1,501,400)	$2,707,300

Basic and diluted earnings (loss) per share	$(0.38)	$0.68

See Notes to Consolidated Financial Statements.

Peak Resorts and Subsidiaries

Consolidated Statements of Changes in Stockholders' Equity

Years Ended April 30, 2014 and 2013

	Common Stock
			Additional Paid-in Capital	Retained Earnings
	Shares	Amount			Total
Balance, April 30, 2012	3,982,400	$39,824	$385,400	$1,857,176	$2,282,400
Net income	—	—	—	2,707,300	2,707,300

Balance, April 30, 2013	3,982,400	39,824	385,400	4,564,476	4,989,700
Net loss	—	—	—	(1,501,400)	(1,501,400)

Balance, April 30, 2014	3,982,400	$39,824	$385,400	$3,063,076	$3,488,300

See Notes to Consolidated Financial Statements.

Peak Resorts and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended April 30, 2014 and 2013

	2014	2013
Cash Flows from Operating Activities:
Net income (loss)	$(1,501,400)	$2,707,300
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Deferred income tax	(511,000)	1,743,000
Depreciation and amortization of property and equipment	9,138,500	8,835,000
Amortization and write-off of deferred financing costs	68,800	66,600
Amortization of other liabilities	(36,000)	(36,000)
Gain on sale/leaseback	(332,800)	(332,800)
Changes in operating assets and liabilities:
Accounts receivable	(29,900)	981,100
Inventory	(84,600)	607,300
Prepaid expenses and deposits	(550,100)	(609,000)
Other assets	(76,400)	(285,000)
Accounts payable and accrued expenses	1,330,600	308,000
Accrued salaries, wages and related taxes and benefits	(188,000)	(33,000)
Unearned revenue	2,534,500	172,800

Net cash provided by operating Activities	9,762,200	14,125,300

Cash Flows from Investing Activities:
Additions to property and equipment	(6,281,000)	(2,154,100)
Additions to land held for development	(97,500)	(3,849,900)
Change in restricted cash balances	(922,600)	(1,104,700)

Net cash used in investing Activities	(7,301,100)	(7,108,700)

Cash Flows from Financing Activities:
Payments on long-term debt and capitalized lease obligation	(1,167,200)	(1,128,000)
Distributions to stockholders	(78,800)	(96,200)

Net cash used in financing Activities	(1,246,000)	(1,224,200)

Net increase in cash and cash equivalents	1,215,100	5,792,400
Cash and cash equivalents, beginning of year	11,971,300	6,178,900

Cash and cash equivalents, end of year	$13,186,400	$11,971,300

Supplemental Schedule of Cash Flow Information:
Cash paid for interest, net of $344,300 and $3,679,600 capitalized in 2014 and 2013, respectively	$16,952,300	$12,733,100
Supplemental Disclosure of Noncash Investing and Financing Activities:
Capital lease agreements to acquire equipment	$143,800	$794,700
Acquisition of Sycamore Lake, Inc. (Alpine Valley) Ski Area financed with long-term borrowings	$—	$2,550,000
Acquisition of land held for development with long-term borrowings	$1,000,000	$—
Acquisition of equipment with long-term borrowings	$3,603,300	$9,401,500

See Notes to Consolidated Financial Statements.

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Business and Significant Accounting Policies

        Description of business:    Peak Resorts, Inc. (the "Company") and its subsidiaries operate in a single business segment—ski resort operations. The Company's ski resort operations consist of snow skiing, snowboarding and snow sports areas in Wildwood and Weston, Missouri; Bellefontaine and Cleveland, Ohio; Paoli, Indiana; Blakeslee and Lake Harmony, Pennsylvania; Bartlett, Bennington and Pinkham Notch, New Hampshire; and West Dover, Vermont and an eighteen-hole golf course in West Dover, Vermont. The Company also manages hotels in Bartlett, New Hampshire and West Dover, Vermont and operates a restaurant in Lake Harmony, Pennsylvania.

        The Company's revenues are highly seasonal in nature. The vast majority of reported revenues are generated during the ski season, which occurs during the third and fourth fiscal quarters. Operations occurring outside of the ski season typically result in losses and negative cash flows. Additionally, operations on certain holidays contribute significantly to the Company's revenues, most notably Christmas, Dr. Martin Luther King, Jr. Day and Presidents Day.

        The seasonality of the Company's revenues amplifies the effect on the Company's revenues, operating earnings and cash flows of events that are outside the Company's control. While the Company's geographically diverse operating locations help mitigate its effects, adverse weather conditions could limit customer access to the Company's resorts, render snowmaking wholly or partially ineffective in maintaining ski conditions, cause increased energy use and other operating costs related to snowmaking efforts and, in general, can result in decreased skier visits regardless of ski conditions.

        In the opinion of management, the accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and include all adjustments necessary for fair presentation of the periods presented.

        The Company's operating segments are aggregated into a single reportable segment. Management has determined a single reportable segment is appropriate based on the uniformity of services and similar operating characteristics.

        Principles of consolidation:    The consolidated financial statements include the accounts of Peak Resorts, Inc., the parent company, and all of its wholly owned subsidiaries, hereinafter collectively referred to as the "Company": Boulder View Tavern, Inc., Deltrecs, Inc. (Deltrecs, Inc. has two wholly owned subsidiaries: Boston Mills Ski Resort, Inc. and Brandywine Ski Resort, Inc.), Hidden Valley Golf Course, Inc., JFBB Ski Areas, Inc. (doing business as "Jack Frost" and "Big Boulder"), L.B.O. Holding, Inc. (doing business as "Attitash Mountain"), Mad River Mountain, Inc., Mount Snow Ltd. (and its wholly owned subsidiaries) Carinthia Group I, LP, a limited partnership in which Mount Snow LTD is the sole general partner, Paoli Peaks, Inc., S N H Development, Inc. (doing business as "Crotched Mountain"), Snow Creek, Inc., Sycamore Lake, Inc. (doing business as "Alpine Valley"), and WC Acquisition Corp. (doing business as "Wildcat Mountain Ski Area"). All material intercompany transactions and balances have been eliminated.

        Use of estimates:    The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts and disclosures reported in the consolidated financial statements and accompanying notes. Significant items subject to estimates and assumptions include the carrying value of property and equipment, land held for development, reserves for doubtful accounts and inventory valuation. As future events and their effects cannot be determined with certainty, actual results could differ significantly from those estimates.

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1. Nature of Business and Significant Accounting Policies (Continued)

        Statements of cash flows:    For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

        Additionally, all credit card and debit card transactions that process in less than seven days are classified as cash and cash equivalents. The majority of payments due from banks for third-party credit card and debit card transactions process within 24 to 48 hours, except for transactions occurring on a Friday, which are generally processed the following Monday. The amounts due from banks for these transactions classified as cash and cash equivalents totaled $1,651,000 and $472,900 at April 30, 2014 and 2013, respectively.

        Restricted cash:    The provisions of certain of the Company's debt instruments generally require that the Company make and maintain a deposit, to be held in escrow for the benefit of the lender, in an amount equal to the estimated minimum interest payment through December 31 of each fiscal year. In the absence of an event of default under the Company's promissory notes, the requirement to maintain such a deposit is eliminated when the Mount Snow Development Debt discussed in Note 4 is repaid in full. Restricted cash at April 30, 2014 and 2013 is comprised primarily of the interest related escrow balances.

        In addition, the Company has funds it is holding in escrow in connection with its efforts to raise funds under the EB-5 Program. The Company intends to use the current and future funds for future development. The EB-5 Program was created in 1990 under the Immigration and Nationality Act. The Act offers immigrants an opportunity to obtain a Visa Green Card in return for an approved investment in targeted employment areas.

        Recent accounting pronouncements:    In July 2013, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2013-11, "Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists" ("ASU 2013-11"). ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. If a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date, the unrecognized tax benefit should be presented in the financial statements as a liability and not combined with deferred tax assets. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Pursuant to the Jumpstart Our Business Startups Act of 2012 ("JOBS Act"), the Company is permitted to adopt ASU 2013-11 for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption and retrospective application is permitted. The Company is currently evaluating the impact of the adoption of ASU 2013-11 on the consolidated financial statements.

        In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. Early adoption is not permitted. ASU 2014-09 standard becomes effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Pursuant to

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1. Nature of Business and Significant Accounting Policies (Continued)

the JOBS Act, the Company is permitted to adopt ASU 2014-09 for annual reporting periods beginning after December 15, 2017 and interim periods within annual periods beginning after December 15, 2018. The Company has not yet selected a transition method and is currently evaluating the effect that ASU 2014-09 will have on the consolidated financial statements.

        Reserve for uncollectible accounts receivable:    The Company performs ongoing reviews of the collectability of accounts receivable and, if considered necessary, establishes a reserve for estimated credit losses. In assessing the need for and in determining the amount of any reserve for credit losses, the Company considers the level of historical bad debts, the credit worthiness of significant debtors based on periodic credit evaluations and significant economic developments that could adversely impact upon a customer's ability to pay amounts owed the Company.

        Inventory:    Inventory is stated at the lower of cost (first-in, first-out method) or market and consists primarily of retail goods, food and beverage products.

        Property and equipment:    Property and equipment is carried at cost net of accumulated depreciation, amortization and impairment charges, if any. Costs to construct significant assets include capitalized interest during the construction and development period. Expenditures for replacements and major betterments or improvements are capitalized; maintenance and repair expenditures are charged to expense as incurred. Depreciation and amortization are determined using both straight-line and accelerated methods over estimated useful lives ranging from 3 to 25 years for land improvements, 5 to 40 years for building and improvements and 3 to 25 years for equipment, furniture and fixtures.

        Land held for development:    The land held for development is carried in the accompanying consolidated balance sheets at acquisition cost plus costs attributable to its development, including capitalized interest as part of this ongoing development.

        Deferred development costs:    Costs related to major development projects at the Company's ski resorts, including planning, engineering and permitting, are capitalized. When acquiring, developing and constructing real estate assets, the Company capitalizes costs. Capitalization begins when the activities related to development have begun and ceases when activities are substantially complete or suspended operating cycle and the asset is available for use. Costs capitalized include permits, licenses, fees, legal costs, interest, development, and construction costs.

        Deferred financing costs:    Debt issuance expenses, included in other assets in the accompanying consolidated balance sheets, incurred in connection with certain mortgage indebtedness are being amortized under the straight-line basis which approximates the interest method over the term of the related debt.

        Business combinations:    Historical acquisitions were accounted for as purchase transactions. Accordingly, the assets and liabilities of acquired entities were recorded at their estimated fair values at the dates of the acquisitions.

        Revenue recognition:    Revenues from operations are generated from a wide variety of sources including snow pass sales, snow sports lessons, equipment rentals, retail product sales, food and beverage operations, and golf course operations. Revenues are recognized as services are provided or products are sold. Sales of season passes are initially deferred in unearned revenue and recognized ratably over the expected ski season which typically runs from early December to mid-April.

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 1. Nature of Business and Significant Accounting Policies (Continued)

        Advertising costs:    Advertising costs are expensed at the time such advertising commences. Advertising expense for the years ended April 30, 2014 and 2013 was $2,206,400 and $2,008,200, respectively.

        Taxes collected from customers:    Taxes collected from customers and remitted to tax authorities are local and state sales taxes on snow pass sales as well as food service and retail transactions at the Company's resorts. Sales taxes collected from customers are recognized as a liability, with such liability being reduced when collected amounts are remitted to the taxing authority.

        Income taxes:    Deferred income tax assets and liabilities are measured at enacted tax rates in the respective jurisdictions where the Company operates. In assessing the ability to realize deferred tax assets, the Company considers whether it is more likely than not that some portion or all deferred tax assets will not be realized and a valuation allowance would be provided if necessary.

        FASB Accounting Standards Codification ("ASC") Topic 740, "Income Taxes," also provides guidance with respect to the accounting for uncertainty in income taxes recognized in a Company's consolidated financial statements, and it prescribes a recognition threshold and measurement attribute criteria for the consolidated financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company does not have any material uncertain tax positions, and therefore, the adoption did not have a material impact on the Company's financial position or results of operations.

        With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2009.

        Long-lived asset impairment evaluation:    The Company evaluates its long-lived assets, including property, equipment, and land held for development, for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company compares undiscounted cash flows expected to be generated by the asset to its carrying value. If the carrying value exceeds the expected undiscounted cash flow, an impairment adjustment would be made to reduce the carrying value of the asset to its fair value. Fair value is determined by application of valuation techniques, including discounted cash flow models, and independent appraisals, if considered necessary.

Note 2. Property and Equipment

        Property and equipment consists of the following at April 30, 2014 and 2013:

	2014	2013
Land and improvements	$26,329,500	$25,737,100
Building and improvements	71,614,200	70,557,000
Equipment, furniture and fixtures	113,078,100	104,738,600

	211,021,800	201,032,700
Less: accumulated depreciation and amortization	74,326,200	65,226,700

	$136,695,600	$135,806,000

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2. Property and Equipment (Continued)

        At April 30, 2014 and 2013, equipment with a cost of $4,206,700 and $4,062,900, respectively, and accumulated depreciation of $2,593,000 and $1,849,100, respectively, was subject to the capital leases discussed in Note 10.

        Depreciation expense for the years ended April 30, 2014 and 2013 totaled $9,138,500 and $8,835,000, respectively.

Note 3. Other Assets

        The components of other assets at April 30, 2014 and 2013 are as follows:

	2014	2013
Deferred financing costs, net of accumulated amortization of $371,200 and $319,500, respectively	$754,100	$797,400
Goodwill	627,000	627,000
Deferred development costs	1,706,600	1,638,600
Other	136,200	153,300

	$3,223,900	$3,216,300

        Amortization of deferred financing costs will be $56,100 for each of the years in the five-year period ending April 30, 2019. This amortization is included in interest expense. Amortization for the years ended April 30, 2014 and 2013 totaled $68,800 and $66,600, respectively.

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4. Long-term Debt

        Long-term debt at April 30, 2014 and 2013 consisted of borrowings pursuant to the loans and other credit facilities discussed below, as follows:

	2014	2013
Attitash/Mount Snow Debt; payable in monthly interest-only payments at an increasing interest rate (10.93% and 10.77% at April 30, 2014 and 2013, respectively); remaining principal and interest due on April 3, 2027	$63,500,000	$62,500,000
Mount Snow Development Debt; payable in monthly interest-only payments at 10.00%; remaining principal and interest due April 1, 2016	42,906,700	42,906,700
Credit Facility Debt; payable in monthly interest-only payments at an increasing interest rate (9.98% and 9.83% at April 30, 2014 and 2013, respectively); remaining principal and interest due on October 29, 2027	47,028,600	47,028,600
Crotched Mountain Debt; payable in monthly interest-only payments at an increasing interest rate (10.27% and 10.11% at April 30, 2014 and 2013, respectively); remaining principal and interest due on March 10, 2027	10,972,000	10,972,000
Sycamore Lake (Alpine Valley) Debt; payable in monthly interest-only payments at an increasing interest rate (10.20% and 10.00% at April 30, 2014 and 2013, respectively); remaining principal and interest due on December 19, 2032	4,550,000	2,550,000
Wildcat Mountain Debt; payable in monthly installments of $27,300, including interest at a rate of 4.00%, with remaining principal and interest due on December 22, 2020	3,961,900	4,127,100
Other debt	2,311,100	988,400

	175,230,300	171,072,800
Less: current maturities	578,600	748,500

	$174,651,700	$170,324,300

        The Attitash/Mount Snow Debt due April 3, 2027 in the foregoing table represents amounts borrowed by the Company as follows:

  •
  $15.7 million borrowed pursuant to a Loan Agreement entered into by and between the Company, as borrower, and EPT Mount Attitash, Inc., as lender, dated as of April 4, 2007, as evidenced by a promissory note in the amount of $15.7 million dated as of April 4, 2007 and modified on October 30, 2007 (collectively, the "Attitash Loan Documents"); and

  •
  $59.0 million borrowed pursuant to a Loan Agreement entered into by and between the Company, as borrower, and EPT Mount Snow, Inc., as lender, dated as of April 4, 2007, as modified by the First Modification Agreement by and between such parties, dated as of June 30, 2009 (the "Mount Snow First Modification Agreement"), as evidenced by an amended and restated promissory note in the amount of $59.0 million, dated as of June 30, 2009 (collectively, the "Mount Snow Loan Documents").

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4. Long-term Debt (Continued)

        The Company entered into the Attitash Loan Documents and Mount Snow Loan Documents in connection with the 2007 acquisitions of Attitash and Mount Snow. In addition to the funds borrowed on the date of the acquisitions, the Attitash Loan Documents and the Mount Snow Loan Documents provided for $25.0 million of additional borrowing capacity as of the date of the acquisitions to be drawn to fund improvements and capital expenditures at Attitash and Mount Snow, subject to the approval of the lender. At April 30, 2014, $10.0 million remained available to fund approved capital expenditures and improvements in future years.

        The $59.0 million borrowed pursuant to the Mount Snow Loan Documents includes $1.2 million of additional funds available under the Mount Snow First Modification Agreement to be used for purposes stipulated by such agreement or other purposes as approved by the lender. No borrowings have been made under this arrangement.

        Commencing April 1, 2008 and each April 1 thereafter, the interest rates relating to the debt outstanding under the Attitash Loan Documents and Mount Snow Loan Documents will increase from the prior interest rate measurement date by the lesser of three times the percentage increase in the Consumer Price Index (CPI) or a factor of 1.015 (the "Capped CPI Index") unless specified debt service coverage ratios are maintained for a period of two consecutive years. If the target debt service coverage ratios are attained and maintained, the interest rate will be 100 basis points lower than it otherwise would have been. On November 10, 2014, the Company entered into a Restructure Agreement which shall, upon the closing of the transactions described therein, restructure the Company's debt to EPR. As part of such restructuring, the option to reduce the interest rate upon attaining and maintaining the target debt service coverage ratios will be removed. For the years ended April 30, 2014 and 2013, the Company has not maintained the specified debt service coverage ratios, and therefore, the interest rates have increased. The target debt service coverage ratio for the fiscal years ended April 30, 2014 and 2013 is 2.0 to 1.0 under both the Mount Snow Loan Documents and the Attitash Loan Documents.

        The table below illustrates the range of potential interest rates for each of the next five years assuming rates are to increase by the Capped CPI Index annually:

Attitash/Mount Snow Debt

	Specific Debt Service Coverage
Rate Effective at April 1:	Attained	Not Attained
2014	9.93%	10.93%
2015	10.09%	11.09%
2016	10.24%	11.26%
2017	10.39%	11.43%
2018	10.54%	11.60%

        The Capped CPI Index is an embedded derivative, but the Company has concluded that the derivative does not require bifurcation and separate presentation at fair value because the Capped CPI Index was determined to be clearly and closely related to the debt instrument.

        The Attitash Loan Documents and the Mount Snow Loan Documents provide for additional interest payments under certain circumstances. Specifically, if the gross receipts of the respective

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4. Long-term Debt (Continued)

property during any fiscal year exceed an amount determined by dividing the amount of interest otherwise due during that period by 10%, an additional interest payment equal to 10% of such excess is required. No additional interest payments were due for the years ended April 30, 2014 or 2013.

        The Mount Snow Development Debt due April 1, 2016 represents obligations incurred to provide financing for the acquisition of land at Mount Snow that is in development stages. On April 4, 2007, the Company and Mount Snow, Ltd., as borrowers, entered into a promissory note in favor of EPT Mount Snow, Inc., as lender, in the amount of $25.0 million, which was later modified by (i) the Modification Agreement dated as of April 1, 2010 to increase the amount of funds available to $41.0 million, (ii) the Second Modification Agreement dated as of July 13, 2012 to change the maturity date to April 1, 2013, and (iii) the Third Modification Agreement dated as of April 1, 2013 to change the maturity date to April 1, 2016 and to acknowledge the outstanding principal and interest owing under the promissory note as of April 1, 2013 (approximately $42.9 million) (collectively, the "Mount Snow Development Loan Documents"). The outstanding balance under the Mount Snow Development Loan Documents accrues interest at a rate of 10.00% annually. Principal payments are required to be made from all proceeds from any sale of development land at Mount Snow with any remaining principal due at maturity.

        The Credit Facility Debt due October 29, 2027 represents amounts due pursuant to the Amended and Restated Credit and Security Agreement, dated as of October 30, 2007, among the Company and certain of its affiliates, as borrowers, and EPT Ski Properties, Inc., as lender (the "Credit Facility Agreement"), as modified by the terms of the Loan Agreement among the parties dated July 13, 2012. In connection with entry into the Credit Facility Agreement, the borrowers executed an amended and restated promissory note, dated as of October 30, 2007, in the amount of $31.0 million, which was later modified by (i) a second amended and restated promissory note, dated as of August 5, 2008, which increased the amount of funds available to $41.0 million, (ii) a third amended and restated promissory note, dated as of December 15, 2011, which increased the amount available to $50.0 million, (iii) a fourth amended and restated promissory note, dated as of May 14, 2012, which increased the amount available to approximately $53.0 million, and (v) a fifth amended and restated promissory note, dated as of July 13, 2012, which increased the amount available to approximately $56.0 million (collectively with the Credit Facility Agreement, the "Credit Facility Documents"). At April 30, 2014, approximately $9.0 million remained available under the Credit Facility Documents for approved capital expenditures. The interest rate for borrowings under the Credit Facility Documents increases each October 1 during the term of the Credit Facility Documents, such increase to be the lesser of two times the increase in the CPI or Capped CPI Index.

        On each of October 30, 2007 and November 19, 2012, the Company entered into Option Agreements with EPT Ski Properties, Inc., a subsidiary of its lender, Entertainment Properties Trust, Inc., pursuant to which EPT Ski Properties, Inc. has the option to a) purchase Hidden Valley, Snow Creek, Brandywine, Boston Mills, Alpine Valley and the portion of Paoli Peaks that the Company owns, at the prices set forth in the Option Agreements, and b) assume the Company's lease relating to the portion of Paoli Peaks that the Company leases. According to the terms of the Option Agreements, EPT Ski Properties, Inc. may exercise its option relating to one or more properties on or after April 11, 2011 until the Company satisfies its obligations under the Credit Facility Documents. If EPT Ski Properties, Inc. exercises its option with respect to any of the properties, it is required under the Option Agreements to immediately lease or sublease such properties back to the Company on substantially the same terms as the existing financing or lease arrangements relating to the properties.

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4. Long-term Debt (Continued)

        Over the years, the Company has depreciated the book value of these properties pursuant to applicable accounting rules, and as such, it has a low basis in the properties. As a result, the Company will realize significant gains on the sale of the properties to EPT Ski Properties, Inc. if the option is exercised. The Company will be required to pay capital gains tax on the difference between the purchase price of the properties and the tax basis in the properties, which is expected to be a substantial cost. To date, EPT Ski Properties, Inc. has not exercised the option.

        The Crotched Mountain Debt due March 10, 2027 noted in the table above represents amounts due to EPT Crotched Mountain, Inc. pursuant to a promissory note made by SNH Development, Inc., the Company's wholly-owned subsidiary. The promissory note, dated as of March 10, 2006 (the "Crotched Mountain Note"), was made in the principal amount of $8.0 million, the proceeds of which were used to pay off all outstanding debt secured by the Crotched Mountain ski resort and for general working capital purposes. The Crotched Mountain Note was amended on July 13, 2012 to increase the funds available to approximately $11.0 million. The interest rate applicable to the outstanding debt under the Crotched Mountain Note increases each April 1 during the term of the Crotched Mountain Note, such increase to be the lesser of the rate of interest in the previous year multiplied by the Capped CPI Index or the sum of the rate of interest in the previous year plus the product of (x) the rate of interest in the previous year and (y) the percentage increase in the CPI from the CPI in effect on April 1 of the current year over the CPI in effect on the April 1 of the immediately preceding year.

        The Sycamore Lake (Alpine Valley) Debt due December 19, 2032 represents amounts due to EPT Ski Properties, Inc. pursuant to the Loan Agreement between Sycamore Lake, Inc. and EPT Ski Properties, Inc., dated as of November 19, 2012, as modified by the First Amendment to Loan Agreement dated July 26, 2013. On November 19, 2012, Sycamore Lake entered into a promissory note in favor of EPT Ski Properties, Inc. (the "Sycamore Lake (Alpine Valley) Note") in the principal amount of approximately $5.1 million, the proceeds of which were used to acquire the outstanding stock of Sycamore Lake, Inc. and to finance the expansion of the Alpine Valley ski resort. The interest rate applicable to the outstanding debt under the Sycamore Lake (Alpine Valley) Note increases each December 19 during the term of the Sycamore Lake (Alpine Valley) Note, such increase to be the lesser of three times the percentage increase in the CPI from the previous December 19 or 2.0%.

        The debt agreements discussed above contain various restrictions, including distributions. The Company may declare and pay cash dividends to its shareholders as long as no Potential Default or Event of Default, as defined in the Security Agreement, exists prior to or as a result from paying a dividend. On November 10, 2014, the Company entered into a Restructure Agreement which shall, upon the closing of the transactions described therein, restructure the Company's debt to EPR. As part of such restructuring, the Company shall be further restricted from paying dividends in the event that the Fixed Charge Coverage Ratio (as defined in the Master Credit and Security Agreement) falls below 1.25:1.00.

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 4. Long-term Debt (Continued)

        The table below illustrates the potential interest rates applicable to the Company's fluctuating interest rate debt for each of the next five years, assuming rates increase by the Capped CPI Index:

Rate effective April 1:	Credit Facility Debt	Crotched Mountain Debt	Sycamore Lake (Alpine Valley) Debt
2014	9.98%	10.27%	10.20%
2015	10.13%	10.42%	10.40%
2016	10.28%	10.58%	10.61%
2017	10.43%	10.74%	10.82%
2018	10.59%	10.90%	11.04%

        The Wildcat Mountain Debt due December 22, 2020 represents amounts owed pursuant to a promissory note in the principal amount of $4.5 million made by WC Acquisition Corp. in favor of Wildcat Mountain Ski Area, Inc., Meadow Green-Wildcat Skilift Corp. and Meadow Green-Wildcat Corp. (the "Wildcat Note"). The Wildcat Note, dated November 22, 2010, was made in connection with the acquisition of Wildcat Mountain, which was effective as of October 20, 2010. The interest rate as set forth in the Wildcat Note is fixed at 4.00%.

        Substantially all of the Company's assets serve as collateral for the Company's long-term debt.

        Aggregate annual principal payments for long-term debt for the five years subsequent to April 30, 2014 are as follows:

2015	$578,600
2016	43,448,100
2017	805,800
2018	570,700
2019	746,600
Thereafter	129,080,500

$175,230,300

Note 5. Income Taxes

        Prior to April 30, 2011, the effective date of the Company's election to terminate its subchapter S-corporation election, federal income taxes and most state income taxes were the personal responsibility of the Company's stockholders. At the date of the S-corporation termination, the Company did not have undistributed S-corporation earnings. Under ASC Section 740-10-45-19, the Company is required to recognize, at the effective date of the aforementioned election, deferred income taxes for bases differences that exist between the carrying value of its assets and liabilities for financial reporting purposes and their bases for income tax purposes with the effect of recognition of those deferred taxes being included in income from continuing operations.

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5. Income Taxes (Continued)

        The provision for income taxes for the year ended April 30, 2014 and 2013 consists of the following:

	2014	2013
Current:
Federal	$—	$1,574,000
State taxes based on income	50,000	226,000
Benefit of net operating losses	—	(1,720,000)

	50,000	80,000

Deferred:
Federal	$(635,000)	$1,694,000
State	124,000	49,000

	(511,000)	1,743,000

	$(461,000)	$1,823,000

        For fiscal years 2014 and 2013, the expected income tax rate differed from the statutory rate primarily because of permanent differences and state income taxes.

        Deferred income taxes consist of the following at April 30, 2014 and 2013:

	2014	2013
Deferred tax assets:
Deferred gain on sale/leaseback	$1,420,000	$1,533,000
Accrued compensation	248,000	255,000
Unearned revenue	627,000	672,000
Net operating loss carry forwards	6,884,000	6,058,000

	9,179,000	8,518,000

Deferred tax liabilities:
Property and equipment	(17,986,000)	(17,209,000)
Basis difference of assets acquired in acquisition	—	(627,000)

	(17,986,000)	(17,836,000)

	$(8,807,000)	$(9,318,000)

        Deferred income taxes are included in the April 30, 2014 and 2013 consolidated balance sheet as follows:

	2014	2013
Current assets	$875,000	$927,000
Noncurrent liability	(9,682,000)	(10,245,000)

	$(8,807,000)	$(9,318,000)

        Realization of deferred tax assets is dependent upon sufficient future income during the period that the deductible temporary differences and carryforwards are expected to be available to reduce taxable income. Based on management's projections, the net deferred tax assets will be recovered with

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 5. Income Taxes (Continued)

projected taxable income from the three years through April 30, 2017. There was no valuation allowance deemed necessary.

        Loss carryfowards for tax purposes as of April 30, 2014, have the following expiration dates:

Expiration Date	Amount
2019	$278,000
2031	14,872,000
2033	2,367,000

$17,517,000

        Deferred income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the changes in tax laws and rates on the date of enactment.

	2014	2013
Computed "expected" tax (benefit)	$(667,200)	$1,540,300
Increase (decrease) in income tax (benefit) resulting from:
Permanent differences	46,500	43,800
State income tax	174,000	230,000
Other	(14,300)	8,900

Income tax (benefit)	$(461,000)	$1,823,000

        On May 1, 2010, the Company adopted the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position.

        Management regularly assesses the likelihood that its net deferred tax assets will be recovered from future taxable income. To the extent management believes that it is more likely than not that a net deferred tax asset will not be realized, a valuation allowance is established. When a valuation allowance is established or increased, an income tax charge is included in the consolidated financial statements and net deferred tax assets are adjusted accordingly. Changes in tax laws, statutory tax rates, and estimates of the Company's future taxable income levels could result in actual realization of the net deferred tax assets being materially different from the amounts provided for in the consolidated financial statements. If the actual recovery amount of the net deferred tax asset is less than anticipated, the Company would be required to write off the remaining deferred tax asset and increase the tax provision, resulting in a reduction of net income and stockholders' equity.

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 6. Acquisition

        Effective October, 2012, the Company acquired substantially all of the outstanding common stock of Sycamore Lake, Inc. (doing business as Alpine Valley) in the Cleveland, Ohio metropolitan area for approximately $2.6 million. There were no significant transactions costs incurred. Of the total purchase price, $2.55 million was financed under a 10% promissory note to EPT Ski Properties, Inc., subject to annual increases as described in Note 4. The note requires monthly payments of interest until its maturity in December 2032 when a final principal amount is due. Alpine Valley's results of operations are included in the accompanying 2013 consolidated financial statements since the date of acquisition. The allocation of purchase price is as follows:

Buildings and improvements	$1,306,200
Land	1,180,100
Equipment	116,000
Goodwill	627,000

Total assets acquired	3,229,300
Deferred tax liability	(627,000)

Net assets acquired	$2,602,300

        The following presents the unaudited pro forma consolidated financial information as if the acquisition of Sycamore Lake, Inc. was completed on May 1, 2012, the beginning of the Company's 2013 fiscal year. The following pro forma financial information includes adjustments for depreciation and interest for the acquisition note and property and equipment recorded at the date of acquisition. This pro forma financial information is presented for informational purposed only and does not purport to be indicative of the results of future operations or the results that would have occurred had the acquisition taken place on May 1, 2010.

2013 (Unaudited)
Net revenues	$99,750
Net earnings	$2,404
Pro forma basic and diluted earnings per share	$0.60

Note 7. Sale/Leaseback

        In November 2005, the Company sold Mad River Mountain and simultaneously leased the property back for a period of 21 years. The resultant gain was deferred and is being ratably recognized in income over the term of the lease.

Note 8. Employee Benefit Plan

        The Company maintains a tax-deferred savings plan for all eligible employees. Employees become eligible to participate after attaining the age of 21 and completing one year of service. Employee contributions to the plan are tax-deferred under Section 401(k) of the Internal Revenue Code. Company matching contributions are made at the discretion of the Board of Directors. No contributions were made in 2014. A contribution of $250,000 was made in 2013.

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9. Financial Instruments and Concentrations of Credit Risk

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments to which the Company is a party:

        Cash and cash equivalents, restricted cash:    Due to the highly liquid nature of the Company's short-term investments, the carrying values of cash and cash equivalents and restricted cash approximate their fair values.

        Accounts receivable:    The carrying value of accounts receivable approximate their fair value because of their short-term nature.

        Accounts payable and accrued expenses:    The carrying value of accounts payable and accrued liabilities approximates fair value due to the short-term maturities of these amounts.

        Long-term debt:    The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The interest rates on the Company's long-term debt instruments are consistent with those currently available to the Company for borrowings with similar maturities and terms and, accordingly, their fair values are consistent with their carrying values.

        Concentrations of credit risk:    The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and restricted cash. The Company's cash and cash equivalents and restricted cash are on deposit with financial institutions where such balances will, at times, be in excess of federally insured limits. Excess cash balances are collateralized by the backing of government securities. The Company has not experienced any loss as a result of those deposits.

Note 10. Commitments and Contingencies

        Restricted cash:    The provisions of certain of the Company's debt instruments generally require that the Company make and maintain a deposit, to be held in escrow for the benefit of the lender, in an amount equal to the estimated minimum interest payment for the upcoming fiscal year.

        Loss contingencies:    The Company is periodically involved in various claims and legal proceedings, many of which occur in the normal course of business. Management routinely assesses the likelihood of adverse judgments or outcomes, including consideration of its insurable coverage and discloses or records estimated losses in accordance with ASC 450, "Contingencies". After consultation with legal counsel, the Company does not anticipate that liabilities arising out of these claims would, if plaintiffs are successful, have a material adverse effect on its business, operating results or financial condition.

        Leases:    The Company leases certain land, land improvements, buildings and equipment under non-cancelable operating leases. Certain of the leases contain escalation provisions based generally on changes in the Consumer Price Index with maximum annual percentage increases capped at 1.5% to 4.5%. Additionally, certain leases contain contingent rental provisions which are based on revenue. The amount of contingent rentals was insignificant in all periods presented. Total rent expense under such operating leases was $2,074,600 and $2,081,000 in 2014 and 2013, respectively. The Company also leases certain equipment under capital leases.

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 10. Commitments and Contingencies (Continued)

        Future minimum rentals under all non-cancelable leases with remaining lease terms of one year or more for years subsequent to April 30, 2014 are as follows:

	Capital Leases	Operating Leases
2015	$505,800	$1,729,600
2016	156,400	1,640,200
2017	35,300	1,552,900
2018	5,000	1,551,300
2019	—	1,505,200
Thereafter	—	13,715,200

	702,500	$21,694,400

Less: amount representing interest	30,900

	671,600
Less: current portion	480,700

Long-term portion	$190,900

Note 11. Earnings (Loss) Per share

        The computation of basic and diluted earnings (loss) per share for the years ended April 30 is as follows:

	2014	2013
Net earnings (loss)	$(1,501,400)	$2,707,300

Weighted number of shares:
Common shares outstanding for basic and diluted earnings (loss) per share	3,982,400	3,982,400

Basic and diluted earnings (loss) per share	$(0.38)	$0.68

        The table above gives effect to an assumed 100 for 1 stock split which the Company intends to effect prior to its initial public offering.

Note 12. Related Party Transactions

        On October 30, 2007, the Company and certain of its subsidiaries entered into an Amended and Restated Credit and Security Agreement with EPT Ski Properties, Inc. pursuant to which EPT Ski Properties, Inc. provided the Company with a $31 million operating loan. This amount was later increased to $56.0 million upon the execution of the fifth amended and restated promissory note, dated July 13, 2012. Messrs. Boyd and Mueller and Richard Deutsch, another of the Company's named executive officers and directors, executed a Consent and Agreement of Guarantors on October 30, 2007 pursuant to which they each personally guaranteed payment of the amount due by the Company under, and satisfaction of all other obligations pursuant to, the Amended and Restated Credit and Security Agreement. See Note 4 to the consolidated financial statements for terms of the agreements. On November 10, 2014, the Company entered into a Restructure Agreement which shall, upon the closing of the transactions described therein, restructure the Company's debt to EPR. As part of such restructuring, the guaranty by Messrs. Boyd, Mueller and Deutsch shall terminate, and in its place the Company and certain of its subsidiaries will guaranty all of the Company's obligations to EPR under the restructured loans.

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13. Subsequent Events

        In May 2014, the Company was awarded a $2.25 million jury award in a breach of contract suit. The parties settled the suit in September 2014 for $2.1 million, which will be recognized in fiscal 2015.

        In August 2014, the Company settled a lawsuit with the original promoter of the Company's EB-5 program. Pursuant to the settlement agreement, the Company agreed to pay the promoter $700,000 in the aggregate, $100,000 of which was paid in August 2014 and the remainder of which will be paid as follows: $250,000 in April 2015; $100,000 in August 2015; and $250,000 in April 2016. The entire $700,000 settlement is recognized in the consolidated financial statements for fiscal 2014.

        On November 4, 2014, the Company's board of directors adopted the Peak Resorts, Inc. 2014 Equity Incentive Plan (the "Incentive Plan"), and on November 5, 2014, the Company's stockholders approved the Incentive Plan, subject to consummation of an initial public offering (the "offering"). The Incentive Plan will become effective concurrently with the completion of the offering. The stockholders approved a maximum number of shares to be available for issuance under the Incentive Plan in an amount equal to the lesser of (i) 4% of the total issued and outstanding shares of the Company's common stock immediately upon consummation of the offering and (ii) 700,000 shares. Assuming that the Company issues 10,000,000 shares of its common stock in connection with the offering, the Company will register an additional 559,296 shares of its common stock for issuance under the Incentive Plan. The Incentive Plan authorizes the Company to grant Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Stock Bonuses, Other Stock Based Awards, Cash Awards, or any combination thereof, as defined in and allowed by the Incentive Plan.

        On November 8, 2014, the Company's board of directors approved a 100 for 1 common stock split to be effected immediately prior to the consummation of the offering. All references to shares in the financial statements and the accompanying notes, including, but not limited to, the number of shares and per share amounts, unless otherwise noted, have been adjusted to reflect the stock split retroactively.

        On November 10, 2014, the Company and certain of its subsidiaries entered into a Restructure Agreement with certain affiliates of the Company's primary lender, EPR Properties ("EPR"), providing for the prepayment of certain formerly non-prepayable notes in the event that the Company's net proceeds from the offering exceed approximately $44.9 million plus closing and transaction costs (such transaction hereinafter referred to as the "Debt Restructure").

        The Debt Restructure allows the Company to pre-pay up to approximately $76.2 million in debt secured by the Crotched Mountain, Attitash, Paoli Peaks, Hidden Valley and Snow Creek properties and to retire one of the notes associated with the future development of Mount Snow, with the closing of such transaction to occur three business days following closing of the offering and to be contingent upon the Company's receipt of net proceeds from the offering sufficient to pre-pay the Mount Snow Development Debt of approximately $42.9 million, a Defeasance Fee up to $5 million and certain closing and transaction costs. In the event that the net proceeds exceed the sum of such amounts, various notes and mortgages will be paid down in the following order: Crotched Mountain, Attitash, Snow Creek, Paoli Peaks and Hidden Valley.

        In exchange for such prepayment right, the Debt Restructure provides that EPR shall be granted a purchase option on the Boston Mills, Brandywine, Jack Frost, Big Boulder and Alpine Valley properties, which will be exercisable as to any one or more of such properties on the maturity date of the notes and mortgages for such properties by the delivery of written notice by EPR to the Company at least one (1) year prior to such maturity date and upon payment of a purchase price for each such property calculated by multiplying the previous fiscal year's EBITDAR (defined as earnings before

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 13. Subsequent Events (Continued)

interest, taxes, debt service and rent) applicable to such property by fifty percent (50%) and dividing the product by the applicable initial interest rate payable under the note associated with such property, with a minimum purchase price of not less than the outstanding balance of the applicable loan on the closing date. Upon the closing of the sale under the option, EPR will enter into an agreement with the Company or one of its subsidiaries for the lease of each such acquired property for an initial term of 20 years, plus options to extend the lease for two additional periods of 10 years each. All current option agreements between the Company and/or its subsidiaries and EPR shall be terminated at the time of the closing of the Debt Restructure. In addition, the Company has agreed to extend the maturity dates on all non-prepayable notes and mortgages secured by the Mount Snow, Boston Mills, Brandywine, Jack Frost, Big Boulder and Alpine Valley properties remaining after the closing of this offering by seven years to a period of 20 years from the date of the closing of the transactions contemplated by the Debt Restructure and to extend the lease for the Mad River property, previously terminating in 2026, until December 31, 2034.

        In addition, the Debt Restructure provides for a right of first refusal on the part of EPR to provide all or a portion of the financing associated with any purchase, ground lease, sale/leaseback, management or financing transaction contemplated by the Company or any of its subsidiaries with respect to any new or existing ski resort property for a period of seven years after the closing of the transactions contemplated by the Debt Restructure. Proposed financings from certain types of institutional lenders providing a loan to value ratio of less than 60% (as relates to the applicable property being financed) are excluded from the right of first refusal. An additional right of first refusal will be granted to EPR with respect to any sale or transfer of Attitash. The Restructure Agreement also contemplates that the Company and certain of its subsidiaries will enter into a Master Credit and Security Agreement ("Master Credit Agreement") with EPR containing additional terms and conditions governing the restructured loans, including restrictions on certain transactions including mergers, acquisitions, leases, asset sales, loans to third parties, and the incurrence of additional debt and liens. Financial covenants set forth in the Master Credit Agreement consist of a maximum Leverage Ratio (as defined in the Master Credit Agreement) of 65%, above which the Company and certain of its subsidiaries are prohibited from incurring additional indebtedness, and a Consolidated Fixed Charge Coverage Ratio (as defined in the Master Credit Agreement) covenant, which (a) requires the Company to increase the balance of its debt service reserve account if the Company's Consolidated Fixed Charge Coverage Ratio falls below 1.50:1.00, and (b) prohibits the Company from paying dividends if the ratio is below 1.25:1.00. The payment of dividends is also prohibited during default situations. The Master Credit Agreement also provides for additional interest payments under certain circumstances. Specifically, if the gross receipts of the properties securing the loans during any fiscal year exceed an amount determined by dividing the amount of interest otherwise due during that period by 10%, and additional interest payment equal to 10% of such excess is required.

        Under the terms of the Master Credit Agreement, the occurrence of a Change of Control is an event of default. A Change of Control will be deemed to occur if (i) within two years after the effective date of the Master Credit Agreement, Messrs. Boyd, Mueller and Deutsch cease to beneficially own and control less than 50% of the amount of the Company's outstanding voting stock that they own as of such effective date, or (ii) the Company ceases to beneficially own and control less than all of the outstanding shares of voting stock of those subsidiaries which are borrowers under the Master Credit Agreement.

        At the closing of the transactions contemplated by the Debt Restructure, the personal guarantees of Messrs. Boyd, Mueller and Deutsch with respect to all obligations of the Company to EPR will be released, and all obligations of the Company to EPR will be guaranteed by certain of the Company's subsidiaries.

Peak Resorts Inc. and Subsidiaries

Condensed Consolidated Balance Sheets

	(Unaudited) July 31, 2014	April 30, 2014
Assets
Current assets
Cash and cash equivalents	$5,996,400	$13,186,400
Restricted cash balances	10,956,200	13,063,100
Deferred income tax	875,000	875,000
Income tax receivable	5,171,500	0
Accounts receivable	348,700	396,300
Inventory	1,703,100	1,540,600
Prepaid expenses and deposits	1,708,600	1,433,100

	26,759,500	30,494,500
Property and equipment	137,446,000	136,695,600
Land held for development	36,904,800	36,877,400
Other assets	3,249,500	3,223,900

	$204,359,800	$207,291,400

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable and accrued expenses	$5,141,500	$5,025,600
Accrued interest	20,800	24,200
Accrued salaries, wages and related taxes and benefits	622,200	886,300
Unearned revenue	10,004,900	7,458,100
EB-5 investor funds held in escrow	3,100,000	—
Current portion of deferred gain on sale/leaseback	332,800	332,800
Current portion of long-term debt and capitalized lease obligation	1,020,700	1,059,300

	20,242,900	14,786,300
Long-term debt	174,530,600	174,651,700
Capitalized lease obligation	175,600	190,900
Deferred gain on sale/leaseback	3,761,000	3,844,200
Deferred income tax	9,682,000	9,682,000
Other liabilities	639,000	648,000
Stockholders' Equity
Common stock, $.01 par value, 20,000,000 shares authorized, 3,982,400 shares issued	39,824	39,824
Additional paid-in capital	385,400	385,400
Retained earnings (deficit)	(5,096,524)	3,063,076

	(4,671,300)	3,488,300

	$204,359,800	$207,291,400

See Notes to Condensed Consolidated Financial Statements.

Peak Resorts, Inc. and Subsidiaries

Condensed Consolidated Statements of Loss (Unaudited)

Three months ended July 31,

	2014	2013
Revenues	$5,596,400	$5,020,100
Costs and Expenses
Resort operating expenses	10,446,200	9,737,600
Depreciation and amortization	2,306,300	2,287,400
General and administrative expenses	1,085,800	834,700
Land and building rent	357,100	347,200
Real estate and other taxes	476,600	487,600

	14,672,000	13,694,500

Loss from Operations	(9,075,600)	(8,674,400)
Other Income (loss)
Interest, net of $129,000 and $49,500 capitalized in 2014 and 2013, respectively	(4,342,100)	(4,274,100)
Gain on sale/leaseback	83,200	83,200
Investment income	3,400	4,000

	(4,255,500)	(4,186,900)

Loss before income tax benefit	(13,331,100)	(12,861,300)
Income tax benefit	(5,171,500)	(4,981,300)

Net loss	$(8,159,600)	$(7,880,000)

Basic and diluted loss per share	$(2.05)	$(1.98)

See Notes to Condensed Consolidated Financial Statements.

Peak Resorts Inc. and Subsidiaries

Condensed Consolidated Statements of Stockholders' Equity

Three Months ended July 31, 2014

	Common Stock
			Additional Paid-in Capital	Retained Earnings
	Shares	Dollars			Total
Balances, May 1, 2014	3,982,400	$39,824	$385,400	$3,063,076	$3,488,300
Net loss	—	—	—	(8,159,600)	(8,159,600)

Balances, July 31, 2014 (unaudited)	3,982,400	$39,824	$385,400	$(5,096,524)	$(4,671,300)

See Notes to Condensed Consolidated Financial Statements.

Peak Resorts, Inc. and Subsidiaries

Condensed Consolidated Statements of Cash Flows (Unaudited)

Three Months ended July 31,

	2014	2013
Cash Flows from Operating Activities
Net loss	$(8,159,600)	$(7,880,000)
Adjustments to reconcile net income to net cash used in operating activities:
Deferred income tax	0	(4,981,300)
Depreciation and amortization of property and equipment	2,292,800	2,270,500
Amortization and writeoff of deferred financing costs	13,600	16,900
Amortization of other liabilities	(9,000)	(9,000)
Gain on sale/leaseback	(83,200)	(83,200)
Changes in operating assets and liabilities:
Income tax receivable	(5,171,500)	0
Accounts receivable	47,600	(285,900)
Inventory	(162,500)	(157,700)
Prepaid expenses and deposits	(275,500)	(67,500)
Other assets	(39,100)	(86,000)
Accounts payable and accrued expenses	112,500	512,000
Accrued salaries, wages and related taxes and benefits	(264,100)	568,600
Unearned revenue	2,786,900	4,497,900

Net cash used in operating activities	(8,911,100)	(5,684,700)
Cash Flows from Investing Activities
Additions to property and equipment	(3,043,300)	(1,344,700)
Additions to land held for development	(27,400)	(31,500)
Change in restricted cash	1,866,800	4,524,000

Net cash (used in) provided by investing activities	(1,203,900)	3,147,800
Cash Flows from Financing Activities
Payments on long-term debt and capitalized lease obligation	(175,000)	(108,100)
Additions to EB-5 investor funds held in escrow	3,100,000	—
Distributions to stockholders	—	(40,300)

Net cash provided by (used in) financing activities	2,925,000	(148,400)

Net Decrease in Cash and Cash Equivalents	(7,190,000)	(2,685,300)
Cash and Cash Equivalents, May 1	13,186,400	11,971,300

Cash and Cash Equivalents, July 31	$5,996,400	$9,286,000

Supplemental Schedule of Cash Flow Information
Cash paid for interest, net of $129,000 and $49,500 capitalized in 2014 and 2013, respectively	$4,474,500	$4,323,600
Supplemental Disclosure of Noncash Investing and Financing Activities
Capital lease agreements to acquire equipment	$—	$373,100

See Notes to Condensed Consolidated Financial Statements.

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Three Months Ended July 31, 2014 and July 31, 2013

Note 1. Nature of Business

        Description of business:    Peak Resorts, Inc. (the "Company") and its subsidiaries operate in a single business segment—ski resort operations. The Company's ski resort operations consist of snow skiing, snowboarding and snow sports areas in Wildwood and Weston, Missouri; Bellefontaine and Cleveland, Ohio; Paoli, Indiana; Blakeslee and Lake Harmony, Pennsylvania; Bartlett, Bennington and Pinkham Notch, New Hampshire; and West Dover, Vermont and an eighteen-hole golf course in West Dover, Vermont. The Company also manages hotels in Bartlett, New Hampshire and West Dover, Vermont and operates a restaurant in Lake Harmony, Pennsylvania.

        In the opinion of management, the accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information and with Rule 10-01 of Regulation S-X and include all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation of the interim periods presented.

        Results for interim periods are not indicative of the results expected for a full fiscal year due to the seasonal nature of the Company's business. Due to the seasonality of the ski industry, the Company typically incurs significant operating losses in its resort segment during its first and second fiscal quarters. The accompanying unaudited consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements, including notes thereto, as included elsewhere in this registration statement.

Note 2. New Accounting Standards

        Recent accounting pronouncements:    In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. If a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date, the unrecognized tax benefit should be presented in the financial statements as a liability and not combined with deferred tax assets. The ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. Pursuant to the Jumpstart our Business Startups (JOBS) Act, the Company is permitted to adopt the standard for fiscal years, and interim periods within those years, beginning after December 15, 2014. Early adoption and retrospective application is permitted. The Company is currently evaluating the impact of the adoption of ASU 2013-11 on the consolidated financial statements.

        In May 2014, the FASB issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. Early adoption is not permitted. The updated standard becomes effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Pursuant to the Jumpstart our Business Startups (JOBS) Act, the Company is permitted to adopt the standard for annual reporting periods beginning after December 15, 2017 and interim periods within annual periods beginning after December 15, 2018. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on the consolidated financial statements.

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Three Months Ended July 31, 2014 and July 31, 2013

Note 3. Income Taxes

        Deferred income tax assets and liabilities are measured at enacted tax rates in the respective jurisdictions where the Company operates. In assessing the ability to realize deferred tax assets, the Company considers whether it is more likely than not that some portion or all deferred tax assets will not be realized and a valuation allowance would be provided if necessary. The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, "Income Taxes," also provides guidance with respect to the accounting for uncertainty in income taxes recognized in a Company's consolidated financial statements, and it prescribes a recognition threshold and measurement attribute criteria for the consolidated financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company does not have any material uncertain tax positions, and therefore, the adoption did not have a material impact on the Company's financial position or results of operations.

        The income tax receivable is a result of the expected tax rate for the fiscal year ending April 30, 2015 applied to the loss before income tax for the quarter ended July 31, 2014. Due to the seasonality of the ski industry, the Company typically incurs significant operating losses during its first and second fiscal quarters.

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Three Months Ended July 31, 2014 and July 31, 2013

Note 4. Long-term Debt

        Long-term debt at July 31, 2014 and April 30, 2014 consisted of borrowings pursuant to the loans and other credit facilities discussed below, as follows:

	July 31, 2014	April 30, 2014
Attitash/Mount Snow Debt; payable in monthly interest-only payments at an increasing interest rate (10.93% at July 31, 2014 and April 30, 2014); remaining principal and interest due on April 3, 2027	$63,500,000	$63,500,000
Mount Snow Development Debt; payable in monthly interest-only payments at 10.00%; remaining principal and interest due April 1, 2016	42,906,700	42,906,700
Credit Facility Debt; payable in monthly interest-only payments at an increasing interest rate (9.98% at July 31, 2014 and April 30, 2014); remaining principal and interest due on October 29, 2027	47,028,600	47,028,600
Crotched Mountain Debt; payable in monthly interest-only payments at an increasing interest rate (10.27% at July 31, 2014 and April 30, 2014); remaining principal and interest due on March 10, 2027	10,972,000	10,972,000
Sycamore Lake (Alpine Valley) Debt; payable in monthly interest-only payments at an increasing interest rate (10.20% at July 31, 2014 and April 30, 2014); remaining principal and interest due on December 19, 2032	4,550,000	4,550,000
Wildcat Mountain Debt; payable in monthly installments of $27,300, including interest at a rate of 4.00%, with remaining principal and interest due on December 22, 2020	3,919,300	3,961,900
Other debt	2,203,800	2,311,100

	175,080,400	175,230,300
Less: current maturities	549,800	578,600

	$174,530,600	$174,651,700

        The Attitash/Mount Snow Debt due April 3, 2027 in the foregoing table represents amounts borrowed by the Company as follows:

  •
  $15.7 million borrowed pursuant to a Loan Agreement entered into by and between the Company, as borrower, and EPT Mount Attitash, Inc., as lender, dated as of April 4, 2007, as evidenced by a promissory note in the amount of $15.7 million dated as of April 4, 2007 and modified on October 30, 2007 (collectively, the "Attitash Loan Documents"); and

  •
  $59.0 million borrowed pursuant to a Loan Agreement entered into by and between the Company, as borrower, and EPT Mount Snow, Inc., as lender, dated as of April 4, 2007, as modified by the First Modification Agreement by and between such parties, dated as of June 30, 2009 (the "Mount Snow First Modification Agreement"), as evidenced by an amended and restated promissory note in the amount of $59.0 million, dated as of June 30, 2009 (collectively, the "Mount Snow Loan Documents").

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Three Months Ended July 31, 2014 and July 31, 2013

Note 4. Long-term Debt (Continued)

        The Company entered into the Attitash Loan Documents and Mount Snow Loan Documents in connection with the 2007 acquisitions of Attitash and Mount Snow. In addition to the funds borrowed on the date of the acquisitions, the Attitash Loan Documents and the Mount Snow Loan Documents provided for $25.0 million of additional borrowing capacity as of the date of the acquisitions to be drawn to fund improvements and capital expenditures at Attitash and Mount Snow, subject to the approval of the lender. At July 31, 2014, $10.0 million remained available to fund approved capital expenditures and improvements in future years.

        The $59.0 million borrowed pursuant to the Mount Snow Loan Documents includes $1.2 million of additional funds available under the Mount Snow First Modification Agreement to be used for purposes stipulated by such agreement or other purposes as approved by the lender. No borrowings have been made under this arrangement.

        Commencing April 1, 2008 and each April 1 thereafter, the interest rates relating to the debt outstanding under the Attitash Loan Documents and Mount Snow Loan Documents will increase from the prior interest rate measurement date by the lesser of three times the percentage increase in the Consumer Price Index (CPI) or a factor of 1.015 (the "Capped CPI Index") unless specified debt service coverage ratios are maintained for a period of two consecutive years. If the target debt service coverage ratios are attained and maintained, the interest rate will be 100 basis points lower than it otherwise would have been. On November 10, 2014, the Company entered into a Restructure Agreement which shall, upon the closing of the transactions described therein, restructure the Company's debt to EPR. As part of such restructuring, the option to reduce the interest rate upon attaining and maintaining the target debt service coverage ratios will be removed. For the three months ended July 31, 2014 and the year ended April 30, 2014, the Company has not maintained the specified debt service coverage ratios, and therefore, the interest rates have increased. The target debt service coverage ratio for the three months ended July 31, 2014 and the fiscal year ended April 30, 2014 is 2.0 to 1.0 under both the Mount Snow Loan Documents and the Attitash Loan Documents.

        The table below illustrates the range of potential interest rates for each of the next five years assuming rates are to increase by the Capped CPI Index annually:

Attitash/Mount Snow Debt

	Specific Debt Service Coverage
Rate Effective at April 1:	Attained	Not Attained
2014	9.93%	10.93%
2015	10.09%	11.09%
2016	10.24%	11.26%
2017	10.39%	11.43%
2018	10.54%	11.60%

        The Capped CPI Index is an embedded derivative, but the Company has concluded that the derivative does not require bifurcation and separate presentation at fair value because the Capped CPI Index was determined to be clearly and closely related to the debt instrument.

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Three Months Ended July 31, 2014 and July 31, 2013

Note 4. Long-term Debt (Continued)

        The Credit Facility Agreement provides for additional interest payments under certain circumstances. Specifically, if the gross receipts of the respective property during any fiscal year exceed an amount determined by dividing the amount of interest otherwise due during that period by 10%, an additional interest payment equal to 10% of such excess is required. No additional interest payments were due for the three months ended July 31, 2014 and the year ended April 30, 2014.

        The Mount Snow Development Debt due April 1, 2016 represents obligations incurred to provide financing for the acquisition of land at Mount Snow that is in development stages. On April 4, 2007, the Company and Mount Snow, Ltd., as borrowers, entered into a promissory note in favor of EPT Mount Snow, Inc., as lender, in the amount of $25.0 million, which was later modified by (i) the Modification Agreement dated as of April 1, 2010 to increase the amount of funds available to $41.0 million, (ii) the Second Modification Agreement dated as of July 13, 2012 to change the maturity date to April 1, 2013, and (iii) the Third Modification Agreement dated as of April 1, 2013 to change the maturity date to April 1, 2016 and to acknowledge the outstanding principal and interest owing under the promissory note as of April 1, 2013 (approximately $42.9 million) (collectively, the "Mount Snow Development Loan Documents"). The outstanding balance under the Mount Snow Development Loan Documents accrues interest at a rate of 10.00% annually. Principal payments are required to be made from all proceeds from any sale of development land at Mount Snow with any remaining principal due at maturity.

        The Credit Facility Debt due October 29, 2027 represents amounts due pursuant to the Amended and Restated Credit and Security Agreement, dated as of October 30, 2007, among the Company and certain of its affiliates, as borrowers, and EPT Ski Properties, Inc., as lender (the "Credit Facility Agreement"), as modified by the terms of the Loan Agreement among the parties dated July 13, 2012. In connection with entry into the Credit Facility Agreement, the borrowers executed an amended and restated promissory note, dated as of October 30, 2007, in the amount of $31.0 million, which was later modified by (i) a second amended and restated promissory note, dated as of August 5, 2008, which increased the amount of funds available to $41.0 million, (ii) a third amended and restated promissory note, dated as of December 15, 2011, which increased the amount available to $50.0 million, (iii) a fourth amended and restated promissory note, dated as of May 14, 2012, which increased the amount available to approximately $53.0 million, and (v) a fifth amended and restated promissory note, dated as of July 13, 2012, which increased the amount available to approximately $56.0 million (collectively with the Credit Facility Agreement, the "Credit Facility Documents"). At July 31, 2014, approximately $9.0 million remained available under the Credit Facility Documents for approved capital expenditures. The interest rate for borrowings under the Credit Facility Documents increases each October 1 during the term of the Credit Facility Documents, such increase to be the lesser of two times the increase in the CPI or Capped CPI Index.

        On each of October 30, 2007 and November 19, 2012, the Company entered into Option Agreements with EPT Ski Properties, Inc., a subsidiary of its lender, Entertainment Properties Trust, Inc., pursuant to which EPT Ski Properties, Inc. has the option to a) purchase Hidden Valley, Snow Creek, Brandywine, Boston Mills, Alpine Valley and the portion of Paoli Peaks that the Company owns, at the prices set forth in the Option Agreements, and b) assume the Company's lease relating to the portion of Paoli Peaks that the Company leases. According to the terms of the Option Agreements,

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Three Months Ended July 31, 2014 and July 31, 2013

Note 4. Long-term Debt (Continued)

EPT Ski Properties, Inc. may exercise its option relating to one or more properties on or after April 11, 2011 until the Company satisfies its obligations under the Credit Facility Documents. If EPT Ski Properties, Inc. exercises its option with respect to any of the properties, it is required under the Option Agreements to immediately lease or sublease such properties back to the Company on substantially the same terms as the existing financing or lease arrangements relating to the properties.

        Over the years, the Company has depreciated the book value of these properties pursuant to applicable accounting rules, and as such, it has a low basis in the properties. As a result, the Company will realize significant gains on the sale of the properties to EPT Ski Properties, Inc. if the option is exercised. The Company will be required to pay capital gains tax on the difference between the purchase price of the properties and the tax basis in the properties, which is expected to be a substantial cost. To date, EPT Ski Properties, Inc. has not exercised the option.

        The Crotched Mountain Debt due March 10, 2027 noted in the table above represents amounts due to EPT Crotched Mountain, Inc. pursuant to a promissory note made by SNH Development, Inc., the Company's wholly-owned subsidiary. The promissory note, dated as of March 10, 2006 (the "Crotched Mountain Note"), was made in the principal amount of $8.0 million, the proceeds of which were used to pay off all outstanding debt secured by the Crotched Mountain ski resort and for general working capital purposes. The Crotched Mountain Note was amended on July 13, 2012 to increase the funds available to approximately $11.0 million. The interest rate applicable to the outstanding debt under the Crotched Mountain Note increases each April 1 during the term of the Crotched Mountain Note, such increase to be the lesser of the rate of interest in the previous year multiplied by the Capped CPI Index or the sum of the rate of interest in the previous year plus the product of (x) the rate of interest in the previous year and (y) the percentage increase in the CPI from the CPI in effect on April 1 of the current year over the CPI in effect on the April 1 of the immediately preceding year.

        The Sycamore Lake (Alpine Valley) Debt due December 19, 2032 represents amounts due to EPT Ski Properties, Inc. pursuant to the Loan Agreement between Sycamore Lake, Inc. and EPT Ski Properties, Inc., dated as of November 19, 2012, as modified by the First Amendment to Loan Agreement dated July 26, 2013. On November 19, 2012, Sycamore Lake entered into a promissory note in favor of EPT Ski Properties, Inc. (the "Sycamore Lake (Alpine Valley) Note") in the principal amount of approximately $5.1 million, the proceeds of which were used to acquire the outstanding stock of Sycamore Lake, Inc. and to finance the expansion of the Alpine Valley ski resort. The interest rate applicable to the outstanding debt under the Sycamore Lake (Alpine Valley) Note increases each December 19 during the term of the Sycamore Lake (Alpine Valley) Note, such increase to be the lesser of three times the percentage increase in the CPI from the previous December 19 or 2.0%.

        The debt agreements discussed above contain various restrictions, including distributions. The Company may declare and pay cash dividends to its shareholders as long as no Potential Default or Event of Default, as defined in the Security Agreement, exists prior to or as a result from paying a dividend. On November 10, 2014, the Company entered into a Restructure Agreement which shall, upon the closing of the transactions described therein, restructure the Company's debt to EPR. As part of such restructuring, the Company shall be further restricted from paying dividends in the event that the Fixed Charge Coverage Ratio (as defined in the Master Credit and Security Agreement) falls below 1.25:1.00.

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Three Months Ended July 31, 2014 and July 31, 2013

Note 4. Long-term Debt (Continued)

        The table below illustrates the potential interest rates applicable to the Company's fluctuating interest rate debt for each of the next five years, assuming rates increase by the Capped CPI Index:

Rate effective April 1:	Credit Facility Debt	Crotched Mountain Debt	Sycamore Lake (Alpine Valley) Debt
2014	9.98%	10.27%	10.20%
2015	10.13%	10.42%	10.40%
2016	10.28%	10.58%	10.61%
2017	10.43%	10.74%	10.82%
2018	10.59%	10.90%	11.04%

        The Wildcat Mountain Debt due December 22, 2020 represents amounts owed pursuant to a promissory note in the principal amount of $4.5 million made by WC Acquisition Corp. in favor of Wildcat Mountain Ski Area, Inc., Meadow Green-Wildcat Skilift Corp. and Meadow Green-Wildcat Corp. (the "Wildcat Note"). The Wildcat Note, dated November 22, 2010, was made in connection with the acquisition of Wildcat Mountain, which was effective as of October 20, 2010. The interest rate as set forth in the Wildcat Note is fixed at 4.00%.

        Substantially all of the Company's assets serve as collateral for the Company's long-term debt.

        Future aggregate annual principal payments under all indebtedness at July 31, 2014 are as follows:

2015	$549,800
2016	43,467,000
2017	804,900
2018	570,600
2019	661,600
Thereafter	129,026,500

$175,080,400

Note 5. Financial Instruments and Concentrations of Credit Risk

        The following methods and assumptions were used to estimate the fair value of each class of financial instruments to which the Company is a party:

        Cash and cash equivalents, restricted cash:    Due to the highly liquid nature of the Company's short-term investments, the carrying values of cash and cash equivalents and restricted cash approximate their fair values.

        Accounts receivable:    The carrying value of accounts receivable approximate their fair value because of their short-term nature.

        Accounts payable and accrued expenses:    The carrying value of accounts payable and accrued liabilities approximates fair value due to the short- term maturities of these amounts.

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Three Months Ended July 31, 2014 and July 31, 2013

Note 5. Financial Instruments and Concentrations of Credit Risk (Continued)

        Long-term debt:    The fair value of the Company's long-term debt is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. The interest rates on the Company's long-term debt instruments are consistent with those currently available to the Company for borrowings with similar maturities and terms and, accordingly, their fair values are consistent with their carrying values.

        Concentrations of credit risk:    The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and restricted cash. The Company's cash and cash equivalents and restricted cash are on deposit with financial institutions where such balances will, at times, be in excess of federally insured limits. Excess cash balances are collateralized by the backing of government securities. The Company has not experienced any loss as a result of those deposits.

Note 6. Commitments and Contingencies

        Restricted cash:    The provisions of certain of the Company's debt instruments generally require that the Company make and maintain a deposit, to be held in escrow for the benefit of the lender, in an amount equal to the estimated minimum interest payment for the upcoming fiscal year.

        Loss contingencies:    The Company is periodically involved in various claims and legal proceedings, many of which occur in the normal course of business. Management routinely assesses the likelihood of adverse judgments or outcomes, including consideration of its insurable coverage and discloses or records estimated losses in accordance with ASC 450, "Contingencies". After consultation with legal counsel, the Company does not anticipate that liabilities arising out of these claims would, if plaintiffs are successful, have a material adverse effect on its business, operating results or financial condition.

        Leases:    The Company leases certain land, land improvements, buildings and equipment under non-cancelable operating leases. Certain of the leases contain escalation provisions based generally on changes in the Consumer Price Index with maximum annual percentage increases capped at 1.5% to 4.5%. Additionally, certain leases contain contingent rental provisions which are based on revenue. The amount of contingent rentals was insignificant in all periods presented. Total rent expense under such operating leases was $154,900 and $185,200 for the three months ended July 31, 2014 and 2013, respectively. The Company also leases certain equipment under capital leases.

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Three Months Ended July 31, 2014 and July 31, 2013

Note 6. Commitments and Contingencies (Continued)

        Future minimum rentals under all non-cancelable leases with remaining lease terms of one year or more for years subsequent to July 31, 2014 are as follows:

	Capital Leases	Operating Leases
2015	$517,300	$1,707,200
2016	172,700	1,618,400
2017	36,300	1,552,800
2018	3,900	1,551,800
2019	—	1,483,200
Thereafter	—	13,348,700

	730,200	$21,262,100

Less: amount representing interest	83,700

	646,500
Less: current portion	470,900

Long-term portion	$175,600

Note 7. Loss Per share

        The computation of basic and diluted loss per share for the three month periods ended July 31 is as follows:

	July 31, 2014	July 31, 2013
Net loss	$(8,159,600)	$(7,880,000)

Weighted number of shares:
Common shares outstanding for basic and diluted loss per share	3,982,400	3,982,400

Basic and diluted loss per share	$(2.05)	$(1.98)

        The table above gives effect to an assumed 100 for 1 stock split which the Company intends to effect prior to its initial public offering.

Note 8. Subsequent Events

        In May 2014, the Company was awarded a $2.25 million jury award in a breach of contract suit. The parties settled the suit in September 2014 for $2.1 million, which will be recognized in the second quarter of fiscal 2015.

        In October 2014, the Company entered into a capital lease to finance the construction of the Zip Rider at Attitash. The lease is payable in 60 monthly payments of $38,800, commencing November

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Three Months Ended July 31, 2014 and July 31, 2013

Note 8. Subsequent Events (Continued)

2014. The Company has a $1.00 purchase option at the end of the lease term. Messrs. Boyd, Mueller and Deutsch have personally guaranteed the lease.

        On November 4, 2014, the Company's board of directors adopted the Peak Resorts, Inc. 2014 Equity Incentive Plan (the "Incentive Plan"), and on November 5, 2014, the Company's stockholders approved the Incentive Plan, subject to consummation of an initial public offering (the "offering"). The Incentive Plan will become effective concurrently with the completion of the offering. The stockholders approved a maximum number of shares to be available for issuance under the Incentive Plan in an amount equal to the lesser of (i) 4% of the total issued and outstanding shares of the Company's common stock immediately upon consummation of the offering and (ii) 700,000 shares. Assuming that the Company issues 10,000,000 shares of its common stock in connection with the offering, the Company will register an additional 559,296 shares of its common stock for issuance under the Incentive Plan. The Incentive Plan authorizes the Company to grant Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Stock Bonuses, Other Stock Based Awards, Cash Awards, or any combination thereof, as defined in and allowed by the Incentive Plan.

        On November 8, 2014, the Company's board of directors approved a 100 for 1 common stock split to be effected immediately prior to the consummation of the offering. All references to shares in the financial statements and the accompanying notes, including, but not limited to, the number of shares and per share amounts, unless otherwise noted, have been adjusted to reflect the stock split retroactively.

        On November 10, 2014, the Company and certain of its subsidiaries entered into a Restructure Agreement with certain affiliates of the Company's primary lender, EPR Properties ("EPR"), providing for the prepayment of certain formerly non-prepayable notes in the event that the Company's net proceeds from the offering exceed approximately $44.9 million plus closing and transaction costs (such transaction hereinafter referred to as the "Debt Restructure").

        The Debt Restructure allows the Company to pre-pay up to approximately $76.2 million in debt secured by the Crotched Mountain, Attitash, Paoli Peaks, Hidden Valley and Snow Creek properties and to retire one of the notes associated with the future development of Mount Snow, with the closing of such transaction to occur three business days following closing of the offering and to be contingent upon the Company's receipt of net proceeds from the offering sufficient to pre-pay the Mount Snow Development Debt of approximately $42.9 million, a Defeasance Fee up to $5 million and certain closing and transaction costs. In the event that the net proceeds exceed the sum of such amounts, various notes and mortgages will be paid down in the following order: Crotched Mountain, Attitash, Snow Creek, Paoli Peaks and Hidden Valley.

        In exchange for such prepayment right, the Debt Restructure provides that EPR shall be granted a purchase option on the Boston Mills, Brandywine, Jack Frost, Big Boulder and Alpine Valley properties, which will be exercisable as to any one or more of such properties on the maturity date of the notes and mortgages for such properties by the delivery of written notice by EPR to the Company at least one (1) year prior to such maturity date and upon payment of a purchase price for each such property calculated by multiplying the previous fiscal year's EBITDAR (defined as earnings before interest, taxes, debt service and rent) applicable to such property by fifty percent (50%) and dividing

PEAK RESORTS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

Three Months Ended July 31, 2014 and July 31, 2013

Note 8. Subsequent Events (Continued)

the product by the applicable initial interest rate payable under the note associated with such property, with a minimum purchase price of not less than the outstanding balance of the applicable loan on the closing date. Upon the closing of the sale under the option, EPR will enter into an agreement with the Company or one of its subsidiaries for the lease of each such acquired property for an initial term of 20 years, plus options to extend the lease for two additional periods of 10 years each. All current option agreements between the Company and/or its subsidiaries and EPR shall be terminated at the time of the closing of the Debt Restructure. In addition, the Company has agreed to extend the maturity dates on all non-prepayable notes and mortgages secured by the Mount Snow, Boston Mills, Brandywine, Jack Frost, Big Boulder and Alpine Valley properties remaining after the closing of this offering by seven years to a period of 20 years from the date of the closing of the transactions contemplated by the Debt Restructure and to extend the lease for the Mad River property, previously terminating in 2026, until December 31, 2034.

        In addition, the Debt Restructure provides for a right of first refusal on the part of EPR to provide all or a portion of the financing associated with any purchase, ground lease, sale/leaseback, management or financing transaction contemplated by the Company or any of its subsidiaries with respect to any new or existing ski resort property for a period of seven years after the closing of the transactions contemplated by the Debt Restructure. Proposed financings from certain types of institutional lenders providing a loan to value ratio of less than 60% (as relates to the applicable property being financed) are excluded from the right of first refusal. An additional right of first refusal will be granted to EPR with respect to any sale or transfer of Attitash. The Restructure Agreement also contemplates that the Company and certain of its subsidiaries will enter into a Master Credit and Security Agreement ("Master Credit Agreement") with EPR containing additional terms and conditions governing the restructured loans, including restrictions on certain transactions including mergers, acquisitions, leases, asset sales, loans to third parties, and the incurrence of additional debt and liens. Financial covenants set forth in the Master Credit Agreement consist of a maximum Leverage Ratio (as defined in the Master Credit Agreement) of 65%, above which the Company and certain of its subsidiaries are prohibited from incurring additional indebtedness, and a Consolidated Fixed Charge Coverage Ratio (as defined in the Master Credit Agreement) covenant, which (a) requires the Company to increase the balance of its debt service reserve account if the Company's Consolidated Fixed Charge Coverage Ratio falls below 1.50:1.00, and (b) prohibits the Company from paying dividends if the ratio is below 1.25:1.00. The payment of dividends is also prohibited during default situations. The Master Credit Agreement also provides for additional interest payments under certain circumstances. Specifically, if the gross receipts of the properties securing the loans during any fiscal year exceed an amount determined by dividing the amount of interest otherwise due during that period by 10%, and additional interest payment equal to 10% of such excess is required.

        Under the terms of the Master Credit Agreement, the occurrence of a Change of Control is an event of default. A Change of Control will be deemed to occur if (i) within two years after the effective date of the Master Credit Agreement, Messrs. Boyd, Mueller and Deutsch cease to beneficially own and control less than 50% of the amount of the Company's outstanding voting stock that they own as of such effective date, or (ii) the Company ceases to beneficially own and control less than all of the outstanding shares of voting stock of those subsidiaries which are borrowers under the Master Credit Agreement.

        At the closing of the transactions contemplated by the Debt Restructure, the personal guarantees of Messrs. Boyd, Mueller and Deutsch with respect to all obligations of the Company to EPR will be released, and all obligations of the Company to EPR will be guaranteed by certain of the Company's subsidiaries.

Crotched MOUNTAIN

WILDCAT MOUNTAIN

boston mills brandywine

MAD RIVER MOUNTAIN

PEAK RESORTS

jfbb jack frost big boulder

PAOLI PEAKS

Alpine Valley Ski Area

mount snow VERMONT

Attitash Mountain Resort

HIDDEN VALLEY SKI. TUBE. RIDE.

ride . ski . tube snowcreek

Peak Resorts, Inc.

Common Stock

PROSPECTUS

FBR	Stifel	Baird

Janney Montgomery Scott	Oppenheimer & Co.

                              , 2014

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable solely by Peak Resorts, Inc. (the "Company") and expected to be incurred in connection with the offer and sale of the securities being registered. All amounts are estimates, except the SEC registration fee and the FINRA filing fee.

Amount to be Paid
SEC registration fee*	$11,620
FINRA filing fee	$500
Blue Sky fees and expenses	$10,000
NASDAQ listing fee	$225,000
Printing and engraving expenses	$250,000
Legal fees and expenses	$485,000
Accounting fees and expenses	$180,000
Transfer agent fees	$10,000
Miscellaneous	$200,000

Total	$1,372,120

*
Pursuant to Rule 457(p), the registration fee is offset by an aggregate registration fee of $11,862 previously paid in connection with Registration Statement No. 333-173567 initially filed by Peak Resorts, Inc. on April 18, 2011 and subsequently withdrawn prior to being declared effective by the Securities and Exchange Commission.

Item 14.    Indemnification of Directors and Officers

        The following summary is qualified in its entirety by reference to the complete text of Sections 351.355 of the Revised Statutes of Missouri and the amended and restated articles of incorporation and amended and restated by-laws of the Company.

        The Company is a Missouri corporation. Section 351.355(1) of the Revised Statutes of Missouri provides that a corporation may indemnify a director, officer, employee or agent of the corporation in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, against expenses, including attorneys' fees, judgments, fines and settlement amounts actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. Section 351.355(2) provides that the corporation may indemnify any such person in any threatened, pending or completed action or suit by or in the right of the corporation against expenses, including attorneys' fees and settlement amounts actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that he or she may not be indemnified in respect of any claim, issue or matter in which he or she has been adjudged liable for negligence or misconduct in the performance of his or her duty to the corporation, unless, and only to the extent, authorized by the court.

        Section 351.355(3) provides that a corporation shall indemnify any such person against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the action, suit or proceeding if he or she has been successful in defense of such action, suit or proceeding and if such action, suit or proceeding is one for which the corporation may indemnify him or her under Section 351.355(1) or (2). Section 351.355(7) provides that a corporation shall have the power to give any further indemnity to any such person, in addition to the indemnity otherwise authorized under Section 351.355, provided such further indemnity is either (i) authorized, directed or provided for in the articles of incorporation of the corporation or any duly adopted amendment thereof or (ii) is authorized, directed or provided for in any bylaw or agreement of the corporation which has been adopted by a vote of the stockholders of the corporation, provided that no such indemnity shall indemnify any person from or on account of such person's conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct.

        The Company's amended and restated articles of incorporation provide that the Company shall indemnify its directors and officers to the fullest extent authorized or permitted by law; provided, however, that the Company shall not be obligated to indemnify any director or officer in connection with a proceeding initiated by such person unless such proceeding was authorized or consented to by the board of directors, except for proceedings to enforce rights to indemnification. The amended and restated articles of incorporation also state that the Company may, to the extent authorized from time to time by the board of directors, provide rights to indemnification to employees and agents of the Company similar to those provided to directors and officers.

        The Company's amended and restated by-laws state that the Company shall indemnify directors and officers against any claim, liability or expense incurred as a result of their service as directors or officers, or as a result of another other service on behalf of the Company, or service at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the maximum extent permitted by law. The Company shall indemnify any such person who was or is a party (other than a party plaintiff suing on his or her own behalf or in the right of the Company), or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding by reason of such services against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding.

        The Company's amended and restated by-laws also provide that the Company may, if it deems appropriate, indemnify any employee or agent of the Company against any claim, liability or expense incurred as a result of his or her service as an employee or agent or as a result of any other service on behalf of the Company, or service at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the maximum extent permitted by law or to such lesser extent as the Company, in its discretion, may deem appropriate. The Company may indemnify any such person who was or is a party (other than a party plaintiff suing on his or her own behalf or in the right of the Company), or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding by reason of such services against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding. To the extent that an officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding described above, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the action, suit or proceeding.

        Any indemnification required or permitted pursuant to the Company's amended and restated by-laws, unless ordered by the court, shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the amended and restated by-laws. Such determination shall be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; or (ii) if such quorum is not obtainable, or if a quorum of disinterested directors so directs, by independent legal counsel in a written opinion; or (iii) by the stockholders.

        Expenses incurred by a person who is or was a director or officer of the Company in defending a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding, and expenses incurred by a person who is or was an officer, employee or agent of the Company in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors, in either case upon receipt of an undertaking by or on behalf of the director or the officer to repay such amount unless it shall ultimately be determined that he or she is entitled to be indemnified by the Company as authorized.

        Except as may otherwise be permitted by law, no person shall be indemnified from or on account of such person's conduct which is finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct. The Company may adopt a more restrictive standard of conduct with respect to the indemnification of any employee or agent of the Company.

        The Company has obtained directors' and officers' liability insurance.

Item 15.    Recent Sales of Unregistered Securities

        The Company has not had any unregistered sales or other issuances of securities during the past three fiscal years.

Item 16.    Exhibits and Financial Statement Schedules

  (a)
  Exhibits.

        See the Exhibit Index on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

  (b)
  Financial Statement Schedules.

        Schedule I, Real Estate and Accumulated Depreciation, is included herein.

Item 17.    Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons pursuant to the provisions described in Item 14 above, or otherwise, it is the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of us in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        We hereby undertake that:

            (i)  for purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

           (ii)  for purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, Peak Resorts, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wildwood, State of Missouri, on November 10, 2014.

PEAK RESORTS, INC.
By:	/s/ TIMOTHY D. BOYD Timothy D. Boyd Chief Executive Officer, President and Chairman of the Board

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Timothy D. Boyd and Stephen J. Mueller as his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments and registration statements filed pursuant to Rule 462(b) under the Securities Act of 1933) to this Registration Statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 10, 2014.

Signature	Title

/s/ TIMOTHY D. BOYD Timothy D. Boyd	Chief Executive Officer, President and Chairman of the Board (Principal Executive Officer)
/s/ STEPHEN J. MUELLER Stephen J. Mueller	Chief Financial Officer, Vice President, Secretary and Director (Principal Financial and Accounting Officer)
* Richard K. Deutsch	Vice President-Business and Real Estate Development and Director

EXHIBIT INDEX

Exhibit Number		Description
1.1		Form of Underwriting Agreement.
2.1	*	Purchase Agreement by and among Mount Snow, Ltd., L.B.O. Holding, Inc. and American Skiing Company, as sellers, and Peak Resorts, Inc., as buyer, dated February 16, 2007.
2.2	*
Agreement of Sale and Purchase between Wildcat Mountain Ski Area, Inc., Meadow Green-Wildcat Skilift Corp. and Meadow Green-Wildcat Corp., as sellers, and WC Acquisition Corp., as purchaser, effective as of October 20, 2010.
2.3	*	Agreement of Sale by and among Blue Ridge Real Estate Company and JFBB Ski Areas, Inc., dated as of October 31, 2011.
2.4	*	Amendment to Agreement of Sale by and among Blue Ridge Real Estate Company and JFBB Ski Areas, Inc., dated as of December 6, 2011.
2.5	*	Second Amendment to Agreement of Sale by and among Blue Ridge Real Estate Company and JFBB Ski Areas, Inc., dated as of December 15, 2011.
2.6	*	Agreement of Sale by and among Big Boulder Corporation and JFBB Ski Areas, Inc., dated as of October 31, 2011.
2.7	*	Amendment to Agreement of Sale by and among Big Boulder Corporation and JFBB Ski Areas, Inc., dated as of December 6, 2011.
2.8	*	Second Amendment to Agreement of Sale by and among Big Boulder Corporation and JFBB Ski Areas, Inc., dated as of December 15, 2011.
2.9	*
Stock Purchase Agreement by and among Peak Resorts, Inc., as buyer, and S. Sandy Satullo, II Revocable Trust of 3/13/00, S. Sandy Satullo, II, Trustee, S. Sandy Satullo, III, Tia N. Satullo Revocable Trust, Tia S. Winfield, Trustee, Stuart S. Satullo Revocable Trust of January 20, 2005, Stuart S. Satullo, Trustee, James B. Stinnett, Raymond C. Stinnett and Linda G. Musfeldt, as sellers, and S. Sandy Satullo II on its own behalf and on behalf of each seller, dated as of October 17, 2012
3.1	*	Amended and Restated Articles of Incorporation.
3.2	*	Amended and Restated By-laws.
4.1		Form of Peak Resorts, Inc. Common Stock Certificate.
5.1		Form of opinion of Sandberg Phoenix & von Gontard P.C.
10.1	*	Loan Agreement by and between Peak Resorts, Inc. and L.B.O. Holding, Inc., as borrowers, and EPT Mount Attitash, Inc., as lender, dated April 4, 2007.
10.2	*	Promissory Note from Peak Resorts, Inc. and L.B.O. Holding, Inc. in favor of EPT Mount Attitash, Inc. dated April 4, 2007.
10.3	*	Note Modification Agreement by and between Peak Resorts, Inc. and L.B.O. Holding, Inc., as borrowers, and EPT Mount Attitash, Inc. as lender, dated October 30, 2007.
10.4	*
Agreement Concerning a Loan for a Holder of a Special Use Permit by and between the U.S. Department of Agriculture, Forest Service; EPT Mount Attitash, Inc. and L.B.O. Holding, Inc., dated April 4, 2007.

Exhibit Number		Description
10.5	*	Agreement Concerning a Loan for a Holder of a Special Use Permit by and between the U.S. Department of Agriculture, Forest Service; EPT Mount Snow, Inc. and Mount Snow, Ltd., dated April 4, 2007.
10.6	*	Promissory Note from Peak Resorts, Inc. and Mount Snow, Ltd. in favor of EPT Mount Snow, Inc., dated April 4, 2007.
10.7	*	Modification Agreement by and between Peak Resorts, Inc. and Mount Snow, Ltd., as borrowers, and EPT Mount Snow, Inc. as lender, dated April 1, 2010.
10.8	*	Second Modification Agreement by and between Peak Resorts, Inc. and Mount Snow, Ltd., as borrowers, and EPT Mount Snow, Inc. as lender, dated July 13, 2012.
10.9	*	Third Modification Agreement by and between Peak Resorts, Inc. and Mount Snow, Ltd., as borrowers, and EPT Mount Snow, Inc. as lender, dated April 1, 2013.
10.10	*	Loan Agreement by and between Peak Resorts, Inc. and Mount Snow, Ltd., as borrowers, and EPT Mount Snow, Inc., as lender, dated April 4, 2007.
10.11	*	First Modification Agreement by and between Peak Resorts, Inc. and Mount Snow, Ltd., as borrowers, and EPT Mount Snow, Inc., as lender, dated June 30, 2009.
10.12	*	Amended and Restated Promissory Note from Peak Resorts, Inc. and Mount Snow, Ltd. in favor of EPT Mount Snow, Inc., dated June 30, 2009.
10.13	*	Letter Agreement by and between Peak Resorts, Inc. and Mount Snow, Ltd., as borrowers, and EPT Mount Snow, Inc., as lender, dated June 20, 2009.
10.14	*
Amended and Restated Credit and Security Agreement among Mad River Mountain, Inc.; SNH Development, Inc.; L.B.O. Holding, Inc.; Mount Snow, Ltd.; Peak Resorts, Inc.; Hidden Valley Golf and Ski, Inc.; Snow Creek, Inc.; Paoli Peaks, Inc.; Deltrecs, Inc.; Brandywine Ski Resort, Inc.; Boston Mills Ski Resort, Inc.; and JFBB Ski Areas, Inc., as borrowers, and EPT Ski Properties, Inc., as lender, dated October 30, 2007.
10.15	*
Option Agreement between Hidden Valley Golf and Ski, Inc.; Snow Creek, Inc.; Paoli Peaks, Inc.; Brandywine Ski Resort, Inc.; Boston Mills Ski Resort, Inc.; and JFBB Ski Areas, Inc., as sellers, and EPT Ski Properties, Inc. as purchaser, dated October 30, 2007.
10.16	*
Second Amended and Restated Promissory Note from Peak Resorts, Inc.; JFBB Ski Areas, Inc.; Mad River Mountain, Inc.; SNH Development, Inc.; L.B.O. Holding, Inc.; Mount Snow, Ltd.; Hidden Valley Golf and Ski, Inc.; Paoli Peaks, Inc.; Deltrecs, Inc.; Brandywine Ski Resort, Inc.; and Boston Mills Ski Resort, Inc. in favor of EPT Ski Properties, Inc., dated August 5, 2008.
10.17	*
Third Amended and Restated Promissory Note from Peak Resorts, Inc.; JFBB Ski Areas, Inc.; Mad River Mountain, Inc.; SNH Development, Inc.; L.B.O. Holding, Inc.; Mount Snow, Ltd.; Hidden Valley Golf and Ski, Inc.; Paoli Peaks, Inc.; Deltrecs, Inc.; Brandywine Ski Resort, Inc.; and Boston Mills Ski Resort, Inc. in favor of EPT Ski Properties, Inc., dated December 15, 2011.
10.18	*
Fourth Amended and Restated Promissory Note from Peak Resorts, Inc.; JFBB Ski Areas, Inc.; Mad River Mountain, Inc.; SNH Development, Inc.; L.B.O. Holding, Inc.; Mount Snow, Ltd.; Hidden Valley Golf and Ski, Inc.; Paoli Peaks, Inc.; Deltrecs, Inc.; Brandywine Ski Resort, Inc.; and Boston Mills Ski Resort, Inc. in favor of EPT Ski Properties, Inc., dated May 14, 2012.

Exhibit Number		Description
10.19	*	Fifth Amended and Restated Promissory Note from Peak Resorts, Inc.; JFBB Ski Areas, Inc.; Mad River Mountain, Inc.; SNH Development, Inc.; L.B.O. Holding, Inc.; Mount Snow, Ltd.; Hidden Valley Golf and Ski, Inc.; Paoli Peaks, Inc.; Deltrecs, Inc.; Brandywine Ski Resort, Inc.; and Boston Mills Ski Resort, Inc. in favor of EPT Ski Properties, Inc., dated July 13, 2012.
10.20	*
Blanket Conveyance, Bill of Sale and Assignment between Wildcat Mountain Ski Area, Inc., Meadow Green-Wildcat Skilift Corp. and Meadow Green-Wildcat Corp., as assignors, and WC Acquisition Corp., as assignee, dated November 19, 2010.
10.21	*
Agreement Concerning a Loan for a Holder of a Special Use Permit by and between the U.S. Department of Agriculture, Forest Service; Meadow Green-Wildcat Corp, as lender, and WC Acquisition Corp., as borrower, dated November 19, 2010.
10.22	*	Promissory Note from WC Acquisition Corp. in favor of Wildcat Mountain Ski Area, Inc.; Meadow Green-Wildcat Skilift Corp.; and Meadow Green-Wildcat Corp., dated November 22, 2010.
10.23	*	Unconditional Guaranty of Peak Resorts, Inc., dated November 12, 2010.
10.24	*	Lease Agreement by and between EPT Mad River, Inc. and Mad River Mountain, Inc., dated November 17, 2005.
10.25	*	First Amendment to Lease Agreement by and between EPT Mad River, Inc. and Mad River Mountain, Inc., dated June 30, 2006.
10.26	*	Ground Lease by and between Crotched Mountain Properties, L.L.C. and SNH Development, Inc., dated May 27, 2003.
10.27	*	First Amendment to Ground Lease by and between Crotched Mountain Properties, L.L.C. and SNH Development, Inc., dated April 3, 2004.
10.28	*	Second Amendment to Ground Lease by and between Crotched Mountain Properties, L.L.C. and SNH Development, Inc., dated January 31, 2008.
10.29	*	Lease by and between the Estate of Charles Marvin Weeks and Paoli Peaks, Inc., dated September 26, 1990.
10.30	*	U.S. Department of Agriculture Forest Service Special Use Permit for Attitash.
10.31	*	U.S. Department of Agriculture Forest Service Special Use Permit for Mount Snow.
10.32	*	U.S. Department of Agriculture Forest Service Special Use Permit for Wildcat Mountain.
10.33	*	Promissory Note from SNH Development, Inc. in favor of EPT Crotched Mountain Ski Resort, Inc., dated March 10, 2006.
10.34	*	Amended and Restated Promissory Note from SNH Development, Inc. in favor of EPT Crotched Mountain Ski Resort, Inc., dated July 13, 2012.
10.35	*	Guaranty of Payment made by Peak Resorts, Inc. for the benefit EPT Crotched Mountain, Inc., dated March 10, 2006.
10.36	*
Loan Agreement by and between Peak Resorts, Inc.; JFBB Ski Areas, Inc.; Mad River Mountain, Inc.; SNH Development, Inc.; L.B.O. Holding, Inc.; Mount Snow, Ltd.; HiddenValley Golf and Ski, Inc.; Snow Creek, Inc.; Paoli Peaks, Inc.; Deltrecs, Inc.; Brandywine Ski Resort, Inc.; Boston Mills Ski Resort, Inc.; and WC Acquisition Corp., as borrowers, and EPT Ski Properties, Inc., dated July 13, 2012.

Exhibit Number		Description
10.37	*	Loan Agreement by and between Sycamore Lake, Inc. and Peak Resorts, Inc., as borrowers, and EPT Ski Properties, Inc., as lender, dated November 19, 2012.
10.38	*	First Amendment to Loan Agreement by and between Sycamore Lake, Inc. and Peak Resorts, Inc., as borrowers, and EPT Ski Properties, Inc. as lender, dated July 26, 2013.
10.39	*	Promissory Note from Sycamore Lake, Inc. and Peak Resorts, Inc. in favor of EPT Ski Properties, Inc., dated November 19, 2012.
10.40	*	Option Agreement between Peak Resorts, Inc. and Sycamore Lake, Inc., as sellers, and EPT Ski Properties, Inc., as purchaser, dated November 19, 2012.
10.41	*	Modification and Consent Agreement by and between Peak Resorts, Inc. and Mount Snow, Ltd., as borrowers, EPT Mount Snow, Inc., as lender, and EPT Ski Properties, Inc., dated July 26, 2013.
10.42	*
Letter Agreement regarding the Modification and Consent Agreement by and between Peak Resorts, Inc. and Mount Snow, Ltd., as borrowers, EPT Mount Snow, Inc., as lender, and EPT Ski Properties, Inc., dated July 26, 2013.
10.43	*	Purchase and Sale Agreement by and between Piggy and the Three J's, LLC and the Estate of James L. McGovern, III, as seller, and Mount Snow Ltd., as buyer, dated April 15, 2013.
10.44	†*	Form of Peak Resorts, Inc. Indemnification Agreement.
10.45	*	Agreement by and between Mount Snow, Ltd. and Leitner-Poma of America, dated as of March 24, 2011.
10.46	†	Executive Employment Agreement by and between Peak Resorts, Inc. and Timothy D. Boyd, dated as of June 1, 2014.
10.47	†	Executive Employment Agreement by and between Peak Resorts, Inc. and Stephen J. Mueller, dated as of June 1, 2014.
10.48	†	Executive Employment Agreement by and between Peak Resorts, Inc. and Richard Deutsch, dated as of June 1, 2014.
10.49	†	Form of Peak Resorts, Inc. 2014 Equity Incentive Plan.
10.50
Restructure Agreement by and between Peak Resorts, Inc., Hidden Valley Golf & Ski, Inc. Boston Mills Ski Resort, Inc., Brandywine Ski Resort, Inc., Paoli Peaks, Inc., Snow Creek, Inc., JFBB Ski Areas, Inc., Mad River Mountain, Inc., SNH Development, Inc., L.B.O. Holdings, Inc., Mount Snow, Ltd., Deltrecs, Inc. and Sycamore Lake, Inc. and EPT Crotched Mountain, Inc., EPT Mount Snow, Inc., EPT Mount Attitash, Inc., EPT Ski Properties, Inc., Crotched Mountain Properties, LLC, and EPT Mad River, Inc., dated as of November 10, 2014.
21.1	*	List of Subsidiaries.
23.1		Consent of Sandberg Phoenix & Von Gontard P.C. (included in Exhibit 5.1).
23.2		Consent of McGladrey LLP.
23.3	*	Consent of The National Ski Areas Association.
24.1	*	Power of Attorney (included on signature page).

*
Previously filed.

†
Indicates a management contract or compensatory plan or arrangement.

Schedule I

Peak Resorts, Inc.
Schedule Pursuant to
Regulation S-X Rule 12-28
Real Estate and Accumulated Depreciation

Description	Encumbrances	Initial cost to Company	Cost capitalized subsequent to acquisition	Gross amount at which carried a close of period	Accumulated depreciation	Date of construction	Date acquired	Life on which depreciation in latest income statement is computed
Land held for development	Mortgage	$17,800,000	$17,979,900	$35,779,900	$		April 2007	N/A
Land held for development	Mortgage	1,027,000	70,500	1,097,500			September 2013	N/A

Peak Resorts, Inc.
Footnote to Schedule Pursuant to
Regulation S-X Rule 12-28
Real Estate and Accumulated Depreciation

	Year Ended April 30,
	2014	2013
Balance at beginning of period	$35,779,900	$31,930,000
Additions during the period:
Acquisitions through foreclosure	—	—
Other acquisitions	—	—
Improvements, etc.	1,027,000	482,200
Other
Capitalized interest	70,000	3,367,700

	1,097,500	3,849,900

Deductions during the period:
Cost of real estate sold	—	—
Other	—	—

	—	—

Balance at close of period	$36,877,400	$35,779,900